RECEIVED

2004 NOV 17 A 10:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 12, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

SUPPL

04046738

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex hereto are documents which are English language versions required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the information enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. DeLaMater, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By Yoshihiro Hosokawa
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

12/17

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

(Enclosure)

cc: Robert G. DeLaMater, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex

Tab A: Financial Results for the First Half of Fiscal 2004

1	Financial Results for the First Half of Fiscal 2004 (April 1, 2004 to September 30, 2004)	October 28, 2004

Tab B: Annual Report

1	Annual Report: April 1, 2003 to March 31, 2004

Tab C: News Releases Released on the Company's Homepage (September 10, 2004 to present)

Brief Statement of the Consolidated Interim-Term Closing of Accounts for the March 2005 Term (April 1, 2004 to September 30, 2004)

October 28, 2004

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
(URL http://www.nsc.co.jp)
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo, Japan
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center Tel: 81-3-3275-5014
Date of the Board of Directors' Meeting on the Interim Closing of Accounts: October 28, 2004
Application of U.S. Accounting Principles: No

1. Consolidated Performance for the September 2004 Interim Term (April 1, 2004 to September 30, 2004)

(1) Consolidated Operating Results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	%	¥ Million	%	¥ Million	%
September 2004 interim term	1,509,266	12.9	142,216	59.7	135,919	99.5
September 2003 interim term	1,336,936	6.9	89,026	115.2	68,137	437.4
March 2004 fiscal term	2,925,878		224,475		172,851	

	(Interim) net income		(Interim) net income per share	Fully diluted (interim) net income per share
	¥ Million	(%)	¥	¥
September 2004 interim term	81,039	120.6	12.05	12.05
September 2003 interim term	36,730	—	5.48	5.46
March 2004 fiscal term	41,515		6.16	—

Notes:

1) Equity in net income of unconsolidated subsidiaries and affiliates:
   September 2004 interim term: ¥11,224 million
   September 2003 interim term: ¥7,991 million
   March 2004 term: ¥11,854 million
2) Average number of shares outstanding during the term (consolidated)
   September 2004 term: 6,725,604,268
   September 2003 term: 6,697,504,238
   March 2004 term: 6,725,458,525
3) Change in accounting method: Yes
4) Percentages for sales, operating profit, ordinary profit and interim net income show interim term-over-interim term changes.

(2) Consolidated Financial Position

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
September 2004 interim term	3,682,328	1,016,510	27.6	150.71
September 2003 interim term	3,802,846	894,437	23.5	132.56
March 2004 fiscal term	3,705,917	938,581	25.3	138.92

Note:
Total number of shares outstanding at the term-end (consolidated)
September 2004 term: 6,744,760,163
September 2003 term: 6,747,603,820
March 2004 term: 6,755,447,263

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the interim term
	¥ Million	¥ Million	¥ Million	¥ Million
September 2004 interim term	192,435	(71,676)	(141,227)	60,910
September 2003 interim term	94,952	(36,165)	(45,052)	88,603
March 2004 fiscal term	288,021	51,897	(332,353)	80,393

(4) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries: 260
Number of non-consolidated subsidiaries accounted for by the equity method: —
Number of affiliates accounted for by the equity method: 74

(5) Changes in the Scope of Consolidation and Application of the Equity Method

Consolidation (newly included): 4 (excluded): 3
Equity method (newly applied): 4 (excluded): 3

2. Forecast Consolidated Performance for the March 2005 Term (April 1, 2004 to March 31, 2005)

	Sales	Ordinary profit	Net income
	¥ Million	¥ Million	¥ Million
March 2005 fiscal term (full year)	3,330,000	320,000	190,000

Reference: Forecast net income per share (full year): 28.17 yen

Note: The above "Forecast" is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Consolidated Interim-Term Business Report. Accordingly, there is a likelihood that the actual business performance for fiscal 2004 will differ considerably from this forecast depending on diverse future events. As regards the conditions of premises and other related matters, please refer to the "Outlook for Fiscal 2004" on pages 27~28.

<Accompanying Materials>

1. Corporate Group

(1) Schematic Diagram of Business

Nippon Steel Group is comprised of the parent company Nippon Steel Corporation, 260 consolidated subsidiaries and 74 affiliates accounted for by the equity method. The Group's overall businesses are categorized into several industry segments: steelmaking and steel fabrication, engineering and construction, urban development, chemicals and nonferrous materials, system solutions, and other businesses (power supply, and services and others). The principal businesses and business relations of Nippon Steel and major subsidiaries and affiliates are outlined below.

◎Major consolidated subsidiaries
○Major affiliates accounted for by the equity method



Steelmaking and steel fabrication (220 companies including Nippon Steel Corporation)
◎Nittetsu Steel Sheet Corporation.
◎Hokkai Iron & Coke Co., Ltd.
◎Osaka Steel Co., Ltd.
◎Nippon Steel Metal Products Co., Ltd.
◎Nippon Steel & Sumikin Stainless Steel Corporation
◎Nittetsu Steel Pipe Co., Ltd.
◎Nippon Steel Logistics Co., Ltd.
◎Nippon Steel Shipping Co., Ltd.
◎Nippon Steel Welding Products & Engineering Co., Ltd.
◎Nippon Steel Drum Co., Ltd.
◎Nippon Steel Blast Furnace Slag Cement Co., Ltd.
◎Nittetsu Cement Co., Ltd.
◎Nittetsu Elex Co., Ltd.
◎Nippon Steel Transportation Co., Ltd.
◎Nippon Steel U.S.A., Inc.
◎Nippon Steel Australia Pty. Limited
◎Siam Nippon Steel Pipe Co., Ltd.
○Nichia Steel Works Ltd
○Japan Casting & Forging Corp.
○Krosaki Harima Corporation
○Taihei Kogyo Co., Ltd.
○Geostr Corporation
○Daiwa Can Company
○Seitetsu Unyu Co., Ltd.
○Sanko Metal Industrial Co., Ltd.
○Suzuki Metal Industry Co., Ltd.
○Sanyu Co., Ltd.
○The Siam United Steel (1995) Company Limited
○Guangzhou Pacific Tinplate Co., Ltd.
Others
Sale and purchase of products, etc.
Processing, and transportation and cargo handling of raw materials, products, etc., on consignment
Nippon Steel Corporation
Design, construction and management on consignment
Engineering and construction (21 companies including Nippon Steel Corporation)
Lease of real estate
Urban development (16 companies including Nippon Steel Corporation)
◎Nippon Steel City Produce, Inc.
Others
Service and operational outsourcing
Sale and purchase of products, etc.
Chemicals and nonferrous materials (39 companies including Nippon Steel Corporation)
◎Nippon Steel Chemical Co., Ltd.
◎Yutaka Electric Mfg. Co., Ltd.
Others
System development, maintenance and administration on consignment
System solutions (13 companies)
◎NS Solutions Corporation
Others
Sale and purchase of products, etc.
<Other businesses>
Power supply (Nippon Steel Corporation)
Sale and purchase of products, etc.
Services and others (28 companies)
◎Nittetsu Finance Co., Ltd.
◎Sunvenus Takarazuka Co., Ltd.
◎Nittetsu Kagoshima Geothermal Co., Ltd.
◎Nippon Steel International Finance PLC
◎Nippon Steel Southeast Asia Pte. Ltd.
◎Space World, Inc.
○Nippon Steel Trading Co., Ltd.
○Kyushu Oil Company Limited
○Tetra Co., Ltd.
Others

Of the subsidiaries owned by the Corporation at the end of this consolidated interim term (September 30, 2004), the companies for which their stocks are listed (or publicly-traded) on any of the domestic stock exchanges are as follows:

Company name	Stock exchange where listed
Osaka Steel Co., Ltd.	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Nippon Steel Logistics Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Drum Co., Ltd.	Second Section of the Tokyo Stock Exchange
NS Solutions Corporation	First Section of the Tokyo Stock Exchange

(Note)
Nittetsu Steel Sheet Corporation and Nittetsu Steel Pipe Co., Ltd., consolidated subsidiaries of the Corporation, were delisted from the stock exchange on July 27, 2004 due to the conversion of these two subsidiaries to wholly-owned subsidiaries of the Corporation through a share-for-share exchange (*Kabushiki Kokan*).

(2) Overview of Subsidiaries and Affiliates

a. The Overview of Subsidiaries and Affiliates published in the "Annual Securities Report 79th Term (from April 1, 2003 to March 31, 2004)" is the following. Changes in these subsidiaries and affiliates for the April-September 2004 period are described on page 22, b.

1) Major consolidated subsidiaries and affiliates accounted for by the equity method

[Major consolidated subsidiaries]

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with Nippon Steel Corporation
Nittetsu Steel Sheet Corporation	Koto-ku, Tokyo	11,019	Steelmaking and steel fabrication	57.8%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Hokkai Iron & Coke Co., Ltd.	Muroran, Hokkaido	9,255	Steelmaking and steel fabrication	80.0%	1) Directors' posts held Five employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells iron ores, etc. to and purchases pig iron, etc. from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation leases a part of its plant site to this subsidiary.
Osaka Steel Co., Ltd.	Taisho-ku, Osaka, Osaka	8,769	Steelmaking and steel fabrication	61.7% (0.2%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation purchases billets from this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Metal Products Co., Ltd.	Koto-ku, Tokyo	5,912	Steelmaking and steel fabrication	83.6% (0.1%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nippon Steel & Sumikin Stainless Steel Corporation	Chuo-ku, Tokyo	5,000	Steelmaking and steel fabrication	80.0%	1) Directors' post held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells chromium-type hot coils, etc. to and is consigned with hot rolling of nickel-type stainless steel sheets by this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for business funds of this subsidiary and its subsidiaries. The Corporation leases a part of its equipment to and rents a part of the subsidiary's equipment from this subsidiary.
Nittetsu Steel Pipe Co., Ltd.	Kawasaki-ku, Kawasaki, Kanagawa	3,497	Steelmaking and steel fabrication	57.0% (2.7%)	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products and consigns the processing of pipes and tubes to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Logistics Co., Ltd.	Chuo-ku, Tokyo	2,238	Steelmaking and steel fabrication	59.7% (2.8%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for business funds of this subsidiary.

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nippon Steel Shipping Co., Ltd.	Chiyoda-ku, Tokyo	2,227	Steelmaking and steel fabrication	76.0%	1) Directors' posts held One director and two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns transportation of raw materials of steel, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Welding Products & Engineering Co., Ltd.	Chuo-ku, Tokyo	2,200	Steelmaking and steel fabrication	68.2%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Drum Co., Ltd.	Koto-ku, Tokyo	1,654	Steelmaking and steel fabrication	55.3% (0.2%)	1) Directors' posts held One employee of the Corporation holds the position of director of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Blast Furnace Slag Cement Co., Ltd.	Kokurakita-ku, Kitakyushu, Fukuoka	1,500	Steelmaking and steel fabrication	100.0%	1) Directors' posts held Four employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns the manufacturing of ground slag powder and sells it to this subsidiary. The Corporation purchases slag cement products from the subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nittetsu Cement Co., Ltd.	Muroran, Hokkaido	1,500	Steelmaking and steel fabrication	85.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells blast furnace slags as raw materials of cement to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nittetsu Elex Co., Ltd.	Chuo-ku, Tokyo	1,032	Steelmaking and steel fabrication	90.3%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns the design, maintenance and construction regarding electrical instrumentation apparatus to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Transportation Co., Ltd.	Yawatahigashi-ku, Kitakyushu, Fukuoka	500	Steelmaking and steel fabrication	87.8% (9.0%)	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel U.S.A., Inc.	New York, New York, U.S.A.	(US$ Million) 22	Steelmaking and steel fabrication	100.0%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nippon Steel Australia Pty. Limited	Sydney, New South Wales, Australia	(A$Million) 21	Steelmaking and steel fabrication	100.0%	1) Directors' posts held Five employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Siam Nippon Steel Pipe Co., Ltd	Bangkok, Thailand	(Million Baht) 779	Steelmaking and steel fabrication	60.8%	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation sells steel products to this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation commits to provide guarantee of loans for a part of the business funds of this subsidiary.
Nippon Steel City Produce, Inc.	Chuo-ku, Tokyo	5,750	Urban development	100.0%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation rents real estates from and consigns facility management, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Chemical Co., Ltd.	Shinagawa-ku, Tokyo	5,000	Chemicals and nonferrous materials	100.0%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation sells coking coal, etc., to and purchases coke, etc., from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation leases a part of its plant site to this subsidiary.

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Yutaka Electric Mfg. Co., Ltd.	Nakahara-ku, Kawasaki, Kanagawa	1,250	Chemicals and nonferrous materials	100.0%	1) Directors' posts held Three employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions The Corporation purchases power supply equipment, etc., from this subsidiary. 3) Financial support, equipment lease and business tie-ups The Corporation commits to provide guarantee of loans for a part of the business funds of this subsidiary.
NS Solutions Corporation	Chuo-ku, Tokyo	12,952	System solutions	72.2%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns development, maintenance and operation of computer systems, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None
Space World, Inc.	Yawatahigashi-ku, Kitakyushu, Fukuoka	2,000	Services and others	46.0% (5.0%) [5.0%]	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation purchases the right to use the theme park managed by this subsidiary as advertisement media. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans and commits to provide guarantee of loans for a part of the business funds of this subsidiary. The Corporation leases a part of its land to this subsidiary.

Company name	Location	Paid-in capital (¥ Million)	Principal business	Voting right percentage	Relationship with the Corporation
Nittetsu Finance Co., Ltd.	Chiyoda-ku, Tokyo	1,000	Services and others	100.0%	1) Directors' posts held Five employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions This subsidiary finances other subsidiaries. 3) Financial support, equipment lease and business tie-ups None
Sunvenus Takarazuka Co., Ltd.	Takarazuka, Hyogo	775	Services and others	100.0% (18.5%)	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups None
Nittetsu Kagoshima Geothermal Co., Ltd.	Chuo-ku, Tokyo	700	Services and others	70.0%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this subsidiary.
Nippon Steel International Finance PLC	London, U.K.	(US$ Million) 10	Services and others	100.0%	1) Directors' posts held Two employees of the Corporation concurrently hold the positions of directors of this subsidiary. 2) Transactions None 3) Financial support, equipment lease and business tie-ups None
Nippon Steel Southeast Asia Pte. Ltd.	Singapore	(S$Million) 16	Services and others	100.0%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this subsidiary. 2) Transactions The Corporation consigns information gathering, etc., to this subsidiary. 3) Financial support, equipment lease and business tie-ups None

[Major affiliates accounted for by the equity method]

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Nichia Steel Works Ltd	Amagasaki, Hyogo	8,604	Steelmaking and steel fabrication	24.5%	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Japan Casting & Forging Corp.	Chiyoda-ku, Tokyo	6,000	Steelmaking and steel fabrication	42.0%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel scraps, etc. to and purchases steel forgings, etc., from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Krosaki Harima Corporation	Yawatanishi-ku, Kitakyushu, Fukuoka	5,537	Steelmaking and steel fabrication	45.6%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation purchases refractories from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Taihei Kogyo Co., Ltd.	Chuo-ku, Tokyo	5,468	Steelmaking and steel fabrication	38.0% (2.3%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation consigns construction and operation related to steel manufacturing to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Geostr Corporation	Bunkyo-ku, Tokyo	3,352	Steelmaking and steel fabrication	26.1% (1.2%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. Subsidiar(ies) of the Corporation purchase concrete materials from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Daiwa Can Company	Chuo-ku, Tokyo	2,400	Steelmaking and steel fabrication	33.4%	1) Directors' posts held None 2) Transactions The Corporation sells tinplate and tin-free steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Seitetsu Unyu Co., Ltd.	Kimitsu, Chiba	2,000	Steelmaking and steel fabrication	30.5%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation consigns transportation and cargo handling of raw materials of steel, steel products, etc., to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Sanko Metal Industrial Co., Ltd.	Minato-ku, Tokyo	1,980	Steelmaking and steel fabrication	17.3% (1.5%)	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Suzuki Metal Industry Co., Ltd.	Chiyoda-ku, Tokyo	1,200	Steelmaking and steel fabrication	22.2%	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
Sanyu Co., Ltd.	Hirakata, Osaka	1,028	Steelmaking and steel fabrication	17.4% (1.4%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None
The Siam United Steel (1995) Company Limited	Rayong, Thailand	(Million Baht) 9,000	Steelmaking and steel fabrication	36.3%	1) Directors' posts held Three directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this affiliate.
Guangzhou Pacific Tinplate Co., Ltd.	Guangzhou, China	(US$ Million) 36	Steelmaking and steel fabrication	27.3%	1) Directors' posts held One director and one employee of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation sells cold-rolled steel sheets to this affiliate. 3) Financial support, equipment lease and business tie-ups The Corporation provides guarantee of loans for a part of the business funds of this affiliate.

Company name	Location	Paid-in capital (¥Million)	Principal business	Voting Right percentage	Relationship with the Corporation
Nippon Steel Trading Co., Ltd.	Koto-ku, Tokyo	8,750	Services and others	39.1% (1.9%)	1) Directors' posts held One director of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation sells steel products, etc., to and purchases raw materials and fuels, etc. from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Kyushu Oil Company Limited	Chiyoda-ku, Tokyo	6,300	Services and others	36.0%	1) Directors' posts held Two directors of the Corporation concurrently hold the positions of directors of this affiliate. 2) Transactions The Corporation purchases heavy oil, etc., from this affiliate. 3) Financial support, equipment lease and business tie-ups None
Tetra Co., Ltd.	Shinjuku-ku, Tokyo	2,251	Services and others	22.9% (1.5%)	1) Directors' posts held One employee of the Corporation concurrently holds the position of director of this affiliate. 2) Transactions The Corporation's subsidiar(ies) sell steel products to this affiliate. 3) Financial support, equipment lease and business tie-ups None

Notes:

1. The name of the relevant industry segment is stated in the "principal business" column.
2. Nittetsu Steel Sheet Corporation, Osaka Steel Co., Ltd., Nittetsu Steel Pipe Co., Ltd., Nippon Steel Logistics Co., Ltd., Nippon Steel Drum Co., Ltd., Nichia Steel Works Ltd., Krosaki Harima Corporation, Taihei Kogyo Co., Ltd., Geostr Corporation, Sanko Metal Industrial Co., Ltd., Suzuki Metal Industry Co., Ltd., Sanyu Co., Ltd., NS Solutions Corporation, Nippon Steel Trading Co., Ltd. and Tetra Co., Ltd. submit their own Annual and Semi-Annual Securities Reports.
3. Space World, Inc. is categorized as a subsidiary because the Corporation substantially controls the company although voting right of the Corporation is 50% or less.
4. Sanko Metal Industrial Co., Ltd. and Sanyu Co., Ltd. are categorized as affiliates because the Corporation has substantial influence on these companies although voting rights of the Corporation is below 20%.
5. Of the voting right percentage, indirect ownership is shown in parentheses ( ) and is inclusive.of the indicated number. The figures in brackets [ ] indicate the percentage of shareholders who have close relationships with the Corporation or those who have agreed to the Corporation's control, and is exclusive of the indicated number.
6. "2) Transactions" under the "Relationship with the Corporation" column includes transactions through trading companies.
7. Space World, Inc. and Japan Development, Inc. are in the state of negative net worth, which has important effect on the consolidated financial statements of the Corporation. Excessive liabilities at the end of March

2004 amounted to ¥33,191 million for Space World and ¥83,680 million for Japan Development. Such excess liabilities have been reflected in the consolidated financial statements, and the estimated loss has already been appropriated in the consolidated financial statements.

8. Consolidated subsidiaries other than those listed above number 232, and the affiliates to which the equity method was applied other than those listed above number 58. The names of these companies (consolidated subsidiaries and affiliates accounted for by the equity method) and locations (only for consolidated subsidiaries) are enumerated in "2) Other consolidated subsidiaries and affiliates accounted for by the equity method" below.

2) Other consolidated subsidiaries and affiliates accounted for by the equity method
[Other consolidated subsidiaries]

Company name	Location
Aibias Co., Ltd.	Muroran, Hokkaido
Ichi Raw Concrete	Kitahiyamacho, Setana-gun, Hokkaido
Iwate Carton Co., Ltd.	Kamaishi, Iwate
SA Carbon Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
SK Oil Service	Tobata-ku, Kitakyushu, Fukuoka
SBC Techno Research Kyushu Corporation	Oita, Oita
NH International	Chuo-ku, Tokyo
NS Accounting Service Co., Ltd.	Chiyoda-ku, Tokyo
NS Wind Power Hibiki	Wakamatsu-ku, Kitakyushu, Fukuoka
NS. L. Service Corp.	Tobata-ku, Kitakyushu, Fukuoka
NS Energy Sodegaura Co., Ltd.	Chiyoda-ku, Tokyo
NS Energy Nobeoka Co., Ltd.	Chiyoda-ku, Tokyo
NS Construction	Chiyoda-ku, Tokyo
NS Suisan Shokuhin	Chuo-ku, Tokyo
NS Solutions (Oita) Corporation	Oita, Oita
NS Solutions (Kansai) Corporation	Fukushima-ku, Osaka, Osaka
NS Solutions (Chubu) Corporation	Tokai, Aichi
NS Solutions (Tokyo) Corporation	Chuo-ku, Tokyo
NS Solutions (Nishi Nihon) Corporation	Hakata-ku, Fukuoka, Fukuoka
NS Nephtegazstroy Limited	Chiyoda-ku, Tokyo
NS Business Service	Chiyoda-ku, Tokyo
NS Insurance Service	Chuo-ku, Tokyo
Nippon Steel Resource Net	Chiyoda-ku, Tokyo
NCI Systems Integration, Inc.	Nakano-ku, Tokyo
NCE Co., Ltd.	Koto-ku, Tokyo
ND Kigyo	Koto-ku, Tokyo
Area Service Inc.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Oita Setsubi Sekkei	Oita, Oita
Osaka Shinunyu Co., Ltd.	Sakai, Osaka, Osaka
Osaka Bussan Trading Co., Ltd.	Chuo-ku, Osaka, Osaka
Oshima Jidosha Kogyo	Yakumocho, Yamakoshi-gun, Hokkaido
Oshima Sogyo	Yakumocho, Yamakoshi-gun, Hokkaido

Company name	Location
Kamogawa Kogyo	Mobara, Chiba
Kankyo Engineering Co., Ltd.	Chiyoda-ku, Tokyo
Kankyo Gijyutsu Consultant	Kimitsu, Chiba
KANSAI TIRE RECYCLE CO., LTD.	Hirohata-ku, Himeji, Hyogo
Kantou Nichiun Co., Ltd.	Akaboricho, Sanami-gun, Gunma
Kitakyushu Environment Plant Service Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Kimitsu Steel Pipe Galvanizing Co., Ltd.	Chiyoda-ku, Tokyo
Kyushu Gas Center	Tobata-ku, Kitakyushu, Fukuoka
Kyushu Technoresearch Corporation	Tobata-ku, Kitakyushu, Fukuoka
Kyusyu Electrical Steel Services Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
K.T.C.	Konohana-ku, Osaka, Osaka
KT Transformers	Miyagino-ku, Sendai, Miyagi
Chemirite, Ltd.	Chuo-ku, Tokyo
Koei Sangyo	Himeji, Hyogo
Konan Corporation	Hikari, Yamaguchi
Sakako Corporation	Sakaide, Kagawa
Satsukon Unyu	Higashi-ku, Sapporo, Hokkaido
Sanvilla	Yawatahigasi-ku, Kitakyushu, Fukuoka
Sankyou Kensetsu	Chiyoda-ku, Tokyo
Sanbinas Tachikawa	Tachikawa, Tokyo
Sanyo Drum Industrial	Kurashiki, Okayama
Sunrest	Tobata-ku, Kitakyushu, Fukuoka
Shigeru Industry Co., Ltd.	Omiya-ku, Saitama, Saitama
Seaside Spa	Yawatahigasi-ku, Kitakyushu, Fukuoka
Shinagawa Electronics	Shinagawa-ku, Tokyo
Shinnakako	Funabashi, Chiba
Nippon Steel Chemical Carbon Co., Ltd.	Chuo-ku, Tokyo
Shinnikka Environmental Engineering Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
NSCC Trading Co., Ltd.	Shinagawa-ku, Tokyo
NSCC Polymer Co., Ltd.	Yachiyo, Chiba
Nippon Steel Chemical Rock Wool Co., Ltd.	Shinagawa-ku, Tokyo
Nippon Steel Esment Kanto Co., Ltd.	Kimitsu, Chiba

Company name	Location
Shin-Nittetsu Chubu Esment	Tokai, Aichi
Shin-Nihon Tekko	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nippon Thermal Engineering Corporation	Yawatanishi-ku, Kitakyushu, Fukuoka
Nippon Bisphenol Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Nippon Phenol Co., Ltd.	Shinagawa-ku, Tokyo
Hokkai Steel Works Co., Ltd.	Otaru, Hokkaido
Stainless Hikari	Hikari, Yamaguchi
Snowkus	Kamiisocho, Kamiiso-gun, Hokkaido
Spina Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Sumiyo Corporation	Kashiwa, Chiba
Sekihoku Raw Concrete	Tomacho, Kamikawa-gun, Hokkaido
Solnet	Yawatahigasi-ku, Kitakyushu, Fukuoka
Taisei Raw Concrete	Taiseicho, Kuon-gun, Hokkaido
Daido Kenzai Kogyo	Chuo-ku, Osaka, Osaka
Daido Steel Sheet Corporation	Amagasaki, Hyogo
Taihei Kigyo Co., Ltd.	Chiyoda-ku, Tokyo
Taiyo Steel Co., Ltd.	Funabashi, Chiba
Taiyo Steel Products	Koto-ku, Tokyo
Chukyo Seisen Co., Ltd.	Nishiharu-cho, Nishikasugai-gun, Aichi
Chyubu Kosan	Tahara, Aichi
Tsurumi Steel Tube Co., Ltd.	Iwaki, Fukushima
Tyest Life	Koto-ku, Tokyo
Tetu Buil Co., Ltd.	Sakai, Osaka
Tokai Color Co., Ltd.	Wakamatsu-ku, Kitakyushu, Fukuoka
Tokai Co-operative Power Company Inc.	Tokai, Aichi
Tokai Technoresearch Corporation	Tokai, Aichi
Tokai Special Steel Co., Ltd.	Tokai, Aichi
Tokyo Nichiun	Chuo-ku, Tokyo
Toto Engi	Chuo-ku, Tokyo
Tohto Kasei Co., Ltd.	Chuo-ku, Tokyo
Tohoku NS Solutions Corporation	Aoba-ku, Sendai, Miyagi
Toyo Shipping	Chuo-ku, Tokyo
Toyonokuni NS Management	Oita, Oita
Toyohashi Koun Co., Ltd.	Toyohashi, Aichi
Toyohara Raw Concrete	Kamiiso-cho, Kamiiso-gun, Hokkaido
Nagoya Esment Co., Ltd.	Tokai, Aichi

Company name	Location
NEEC System Technology	Chuo-ku, Tokyo
Saikou Butsuryu	Uto, Kumamoto
Nichiun Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nichiun Service Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Nichibutsu Service	Himeji, Hyogo
Nichiyoko Tech Service	Narashino, Chiba
Nikkan Seizou Business Co., Ltd.	Kawasaki-ku, Kawasaki, Kanagawa
Nikken Service Co., Ltd.	Koto-ku, Tokyo
Nikken Birukon Co., Ltd.	Koto-ku, Tokyo
Nippon Steel Metal Products Fence Engineering	Taito-ku, Tokyo
Nikken Plant	Chuo-ku, Tokyo
Nikken Metal Co., Ltd.	Koto-ku, Tokyo
Nikko System	Chuo-ku, Tokyo
Nittai Corporation	Noda, Chiba
Nittech Research Corporation	Himeji, Hyogo
Nittetsu Water Corporation	Chiyoda-ku, Tokyo
Nittetsu Unyu Systems	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nittetsu Unyu Soko	Tobata-ku, Kitakyushu, Fukuoka
Nippon Steel Engineering Osaka Co., Ltd.	Sakai, Osaka
Nittetsu Chemical Engineering Co., Ltd.	Itabashi-ku, Tokyo
Nittetsu Chemical Engineering Kyushu Co., Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nittetsu Environmental Plant Service Corporation	Tobata-ku, Kitakyushu, Fukuoka
Japan Technical Information Service	Chiyoda-ku, Tokyo
Nittetsu Credit Co., Ltd.	Chiyoda-ku, Tokyo
Nittetsu Koukan Tusyo	Chuo-ku, Tokyo
Nittetsu Column Co., Ltd.	Kimitsu, Chiba
Nippon Steel Composite Corporation	Chuo-ku, Tokyo
Nippon Steel Civil Construction Co., Ltd.	Shinjuku-ku, Tokyo
Nittetsu Shinko Shearing	Konohana-ku, Osaka, Osaka
Nippon Steel & Sumikin Welding Co., Ltd.	Chuo-ku, Tokyo
Nippon Steel Technoresearch Corporation	Takatsu-ku, Kawasaki, Kanagawa
Nittetsu Denji Techno Co., Ltd.	Miwacho, Kaifu-gun, Aichi
Nittetsu Drum Techno	Hanamigawa-ku, Chiba, Chiba

Company name	Location
Nippon Steel Hardfacing Co., Ltd.	Koto-ku, Tokyo
Nippon Steel Hyper-Metal Corporation	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Business Promote Oita Ltd.	Oita, Oita
Nittetsu Business Promote Osaka Ltd.	Sakai, Osaka
Nittetsu Business Promote Kansai Ltd.	Himeji, Hyogo
Nittetsu Business Promote Kanto Ltd.	Kimitsu, Chiba
Nittetsu Business Promote Kitakyushu Ltd.	Yawatahigasi-ku, Kitakyushu, Fukuoka
Nittetsu Business Promote Tokai Ltd.	Tokai, Aichi
Nittetsu Business Promote Hokkaido Ltd.	Muroran, Hokkaido
Nittetsu Hitachi Systems Engineering, Inc.	Chuo-ku, Tokyo
Nittetsu Fine Products Co., Ltd.	Kamaishi, Iwate
Nittetsu Butsuryu Computer System, Co., Ltd.	Nakamura-ku, Nagoya, Aichi
Nittetsu Butsuryu Computer System Oita	Oita, Oita
Nittetsu Butsuryu Computer System Himeji	Himeji, Hyogo
Nittetsu Plant Kensetsu	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Plant Designing Corporation	Tobata-ku, Kitakyushu, Fukuoka
Nittetsu Bridge	Wakamatsu-ku, Kitakyushu, Fukuoka
Nittetsu Corrosion Prevention Co., Ltd.	Chiyoda-ku, Tokyo
Nittetsu Hokkaido Control System Co.	Muroran, Hokkaido
Nippon Steel Bolten Co., Ltd.	Yukuhashi, Fukuoka
Nippon Micrometal Corporation	Iruma, Saitama
Nittetu Muroran Engineering Co., Ltd.	Muroran, Hokkaido
Nippon Steel Engineering Yawata Co., Ltd.	Tobata-ku, Kitakyushu, Fukuoka
Nippo Marine	Chiyoda-ku, Tokyo
Nippon Contec Co. Ltd.	Chuo-ku, Tokyo
Nihon Steel Co., Ltd.	Kishiwada, Osaka
Nippon Styrene Monomer Co., Ltd.	Shinagawa-ku, Tokyo
Nippon Tubular Products Co., Ltd.	Nakatsu, Oita
Nippon Stainless Shoji	Sumida-ku, Tokyo
Nippon Rock Wool	Shinagawa-ku, Tokyo

Company name	Location
Corporation	
New Fuji	Muroran, Hokkaido
Niremikkusu	Muroran, Hokkaido
North Technoresearch Corporation	Muroran, Hokkaido
Hard Kikou Co., Ltd.	Kisarazu, Chiba
Hana Printemps	Yawatahigashi-ku, Kitakyushu, Fukuoka
Higashi-Nippon Butsuryu	Kamaishi, Iwate
Higashida Co-Generation Corporation	Tobata-ku, Kitakyushu, Fukuoka
Hikari Stainless Techno	Hikari, Yamaguchi
Hirohata Kyodo Hatsuden	Himeji, Hyogo
Hirohata Kohan Industrial Co., Ltd.	Himeji, Hyogo
Hirohata Terminal Company Ltd.	Himeji, Hyogo
Hirohata Denjiko Center Co., Ltd.	Himeji, Hyogo
Fugaku Bussan Co., Ltd.	Minato-ku, Tokyo
Fujigawa Koki	Fujinomiya, Shizuoka
Fuji Kenzai	Kamiisocho, Kamiiso-gun, Hokkaido
Fuji Consultant	Muroran, Hokkaido
Fuji Tekko Center	Kimitsu, Chiba
Fuji Truck	Muroran, Hokkaido
Blazers Sports Club Co., Ltd.	Sakai, Osaka
Hoei Koki	Fuji, Shizuoka
Hokuhan Kinzoku	Ebetsu, Hokkaido
Hokkai Koki Co., Ltd.	Ebetsu, Hokkaido
Hokkai Steel Service	Ebetsu, Hokkaido
Hokkaido NS Solutions Corporation	Muroran, Hokkaido
Hotel New Kanda	Chiyoda-ku, Tokyo
Marine Kosan	Chiyoda-ku, Tokyo
Miyano Kaiun	Chuo-ku, Tokyo
Muroran Country Club Co., Ltd.	Muroran, Hokkaido
U-Wa Tech Co., Ltd.	Futtsu, Chiba
Yutaka Electronics Inc.	Bunsuimachi, Nishikanbara, Niigata
Yoyu	Chiyoda-ku, Tokyo
Yokohama Super Factory	Tsurumi-ku, Yokohama, Kanagawa
Life Building Service	Koto-ku, Tokyo
LIT Furniture	Tsurumi-ku, Yokohama, Kanagawa
Rental All Sapporo	Nishi-ku, Sapporo, Hokkaido
Y・S・F Consulting	Chiyoda-ku, Tokyo
Beijing JC Energy & Environment Engineering Co., Ltd.	Beijing, China
Shanghai Nikken Dezhong Refining Steel	Shanghai, China

Company name	Location
Material Co., Ltd.	
Nippon Steel Plant Engineering (Shanghai) Co., Ltd.	Shanghai, China
NS Solutions Software (Shanghai)	Shanghai, China
Hosei Shipping S.A.	Panama City, Panama
Kazusa Shipping S.A.	Panama City, Panama
Kyomi Shipping S.A.	Panama City, Panama
Nippon Elec (Malaysia) Sdn. Bhd.	Selangor Darul Ehsan, Malaysia
Nippon Steel Brasil Investmento Limitada	Sao Paulo-SP, Brazil
Nippon Steel Empreendimentos Siderurgicos Ltda.	Sao Paulo-SP, Brazil
Nippon Steel International Finance (Netherlands) B.V.	Haarlem, Netherlands
Nippon Steel-Kawada Bridge, Inc.	New York, New York, U.S.A.
Nippon Steel Newcastle Pty. Ltd.	Hamilton, N.S.W., Australia
Nippon Steel Plant & Machinery, Inc.	New York, New York., U.S.A.
Nippon Steel PMD Industria Ltda.	Sao Paulo-SP, Brasil
Nippon Steel Transportation (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia
Nittetsu Micrometal Corporation Philippines	Batangas, Philippines

Company name	Location
NL Zama Corporation	New York, New York, U.S.A.
NSCC Asia Ltd.	Hong Kong, China
NSCC Compounds (Malaysia) Sdn. Bhd.	Selangor Darul Ehsan, Malaysia
NS Bridge Construction, Inc.	New York, New, York, U.S.A.
NS Finance, Inc.	New York, New York, U.S.A.
Ns Finance III, Inc.	New York, New York, U.S.A.
NS Invest, Inc.	New York, New York, U.S.A.
NS Invest II, Inc.	New York, New York, U.S.A.
NS Kote, Inc.	New York, New York, U.S.A.
NS Sales, Inc.	New York, New York, U.S.A
NS Tek, Inc.	New York, New York, U.S.A
P. T. Nippon Steel Batam Offshore Service	Batam, Indonesia
P. T. Nippon Steel Construction Indonesia	Jakarta, Indonesia
Siam Nippon Steel Logistics Co., Ltd.	Bangkok, Thailand
SNP Parts Manufacturing Co., Ltd.	Rayong, Thailand
Thai Nippon Steel Engineering & Construction	Samuthprakarn, Thailand

[Other affiliates accounted for by the equity method]

Company name	Company name
Urban Security	Denki Shizai Co., Ltd.
Asutemu Co., Ltd.	Toa Steel Structures Co., Ltd.
Isuzu Corporation	Tokai Steel Industries Co., Ltd.
NS and I System Service Corporation	Tokyo Econ Kentetsu Co., Ltd.
NS Okamura Corporation	Tokyo Iron & Steel Wharf Co., Ltd.
Oita Co-operative Thermal Power Company Incorporated	Toyo Styrene Co., Ltd.
	Tobata Co-operative Thermal Power Company, Inc.
Oita Oxygen Center Co., Ltd.	Nanbu Plastics Co., Ltd.
Kansai Okamura Manufacturing Co., Ltd.	Nishiki
Kitakyushu Eco-Energy	Nishi-Nippon PET-Bottle Recycle Co., Ltd.
Kitakyushu Liquefied Natural Gas Company Inc.	Nippon Crenol Co., Ltd.
Kimitsu Cooperative Thermal Power Company Inc.	Nihon Teppan Co., Ltd.
Kyushu Aromatics Co., Ltd.	Japan Special Section Steel Co., Ltd.
Kyushu Reinetsu Transportation Co., Ltd.	Hirotetsu Unyu Co., Ltd.
Keiyo Tekko Futo Co., Ltd.	Hokkaido High Information Technology Center Co., Ltd.
Kowa Seiko Co., Ltd.	
Komatsu Shearing Co., Ltd.	Micron Co., Ltd.
Sakai Kyodo Power Company, Inc.	Makuhari Techno-Garden Co., Ltd.
Sustech Corporation	Matsubishi Metal Industry Co., Ltd.
Sun Chemical Co., Ltd.	Mitsui Bussan Coil Center Co., Ltd
Japan Development, Inc	Kumho P&B Chemicals, Inc.
Japan Pail Corporation	Kukdo Chemical Co., Ltd.
Tsuda Corporation	Cape Lambert Iron Associates
Shin-Nikka Thermal Ceramics	Companhia Nipo-Brasileira de Pelotização
Nippon Techno-Carbon Co., Ltd.	I/N Kote
Steelcenter Co., Ltd.	I/N Tek
DNP Ellio Printing Co., Ltd.	Nippon Marine International S.A.
Taiyo Shearing Co., Ltd.	Pannawonica Iron Associates
Takasago Tekko K.K.	P.T. Fumira
Tetsugen Corporation	UNIGAL Ltda.

b. Changes in the subsidiaries and the affiliates during the current consolidated interim term are as follows:
1) New inclusion in the subsidiaries and the affiliates
(1) Other consolidated subsidiaries

Company name	Location
New Chemical Trading Co., Ltd.	Shinagawa-ku, Tokyo
Nippon Steel Chemical Korea Co., Ltd.	Seoul, Korea
Hangzhou New Material Chroma Co., Ltd.	Hangzhou, China

(2) Other affiliates accounted for by the equity method

Company name
Kazusa Clean System Co., Ltd.
Daiichi Tekko Co., Ltd.
YUTAKA STEEL INDUSTRIES CO., LTD.
Baosteel-NSC/Arcelor Automotive Steel Sheets Co., Ltd.

2) Exclusion from the affiliates
(1) Exclusion from other consolidated subsidiaries

Company name	Location
Shinnaka Steel	Funabashi, Chiba
Daido Steel Sheet Corporation	Amagasaki, Hyogo
Taiyo Steel Co., Ltd.	Funabashi, Chiba

(2) Exclusion from other affiliates accounted for by the equity method

Company name
Toa Steel Structures Co., Ltd.
Nanbu Plastics Co., Ltd.

3) Change from other affiliates accounted for by the equity method to other consolidated subsidiaries

Company name	Location
Komatsu Shearing Co., Ltd.	Komatsu, Ishikawa

2. Management Policies

(1) Medium-Term Consolidated Business Plan
Nippon Steel formulated in March 2003 a Medium-Term Consolidated Business Plan to be implemented during fiscal 2003-2005 (April 1, 2003~March 31, 2006).

Pursuant to this Plan, Nippon Steel will strive to improve international competitiveness and profitability of its core steelmaking business as well as other business sectors, thereby realizing a stronger financial structure as early as possible.

In the steelmaking and steel fabrication sector, Nippon Steel will further enhance its world-class technology and R&D capabilities and improve its competitiveness in terms of quality and costs. Efforts will also be made on responding appropriately to the needs of users at home and abroad. At the same time, alliances with Japanese and foreign steelmakers will be further strengthened and deepened.

In other sectors, such as the engineering and construction sector, Nippon Steel will consistently work to capture new business opportunities to secure and expand earnings. To do this, emphasis will be placed on pursuing synergies with the steelmaking and steel fabrication sector and on leveraging a wealth of corporate resources—technological, human and physical—that spans many fields and has been accumulated through operation of its core business of steelmaking.

Nippon Steel will also aggressively pursue, as a key policy common to all business sectors, managerial decision making that places a fundamental emphasis on environmental considerations. Specific activities comprising a stepped-up commitment to curb global warming will be implemented in accordance with the "Voluntary Action Program for Environmental Protection by Steelmakers" that is aimed at reducing CO_2 emissions. The company will also promote initiatives to establish a recycling-oriented society by using the infrastructure of its steelworks for such purposes as the effective utilization of plastic waste in coke ovens and the recycling of used tires in cold ferrous material melting furnaces. Nippon Steel will also pour energy into providing customers with environmental and energy solutions.

The consolidated financial performance targeted by the Plan for fiscal 2005 are: ordinary profit of around ¥250 billion, return on sales of around 9%, return on assets of around 9%, interest-bearing debt of around ¥1,600 billion and shareholders' equity of around ¥1,000 billion. Nippon Steel and its group companies have worked strenuously toward steady achievement of these goals, and as a result it is expected that most of the goals can be attained in fiscal 2004, earlier than scheduled.

Nippon Steel and its group companies are firmly and collectively resolved to further improve profitability and financial structures, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

(2) Basic Policy concerning Stock Dividends
Nippon Steel will, in principle, distribute profits consistent with the consolidated operating results of each fiscal year, taking into account various factors such as capital requirements for investment and other activities aimed at raising corporate value, prospects for future operating results and other relevant factors and by endeavoring to further reinforce its financial structure.

3. Operating Results and Financial Situations

(1) Overview of First Half of Fiscal 2004

The Japanese economy remained in stable recovery in the first half of fiscal 2004 (April 1, 2004 to September 30, 2004), buttressed by a steady rise in personal consumption that coincided with growth in exports and private capital investment.

In the steel industry, demand for steel increased around the world, sustained by Japan's domestic economic recovery and growing prosperity in the world economy. Meanwhile, the supply and demand situation for raw materials and fuels has tightened since 2003, thereby causing the cost of raw materials, fuel and freight to soar.

Amidst this operating environment, Nippon Steel has made the utmost effort to expedite implementation of the Medium-Term Consolidated Business Plan for FY2003~2005.

An overview of consolidated operating performance by business sector is as follows.

<u>**Consolidated Operating Performance by Sector for the First Half of Fiscal 2004**</u>

(¥ billion)

Business sector	Net Sales		Operating profit (loss)	
	First half of FY2004	First half of FY2003	First half of FY2004	First half of FY2003
Steelmaking and steel fabrication	1,208.9	1,023.7	130.5	81.7
Engineering and construction	87.0	99.4	(5.7)	(3.8)
Urban development	25.0	50.0	1.7	3.5
Chemicals and nonferrous materials	158.5	133.7	11.5	4.8
System solutions	65.7	64.6	4.1	3.5
Other businesses	36.5	36.6	0.1	(0.8)
Total	1,581.8	1,408.2	142.5	89.0
Elimination of intersegment transactions	(72.5)	(71.2)	(0.2)	0
Consolidated total	1,509.2	1,336.9	142.2	89.0

Steelmaking and Steel Fabrication

To accurately meet the flourishing demand for steel in both the domestic and overseas markets, Nippon Steel implemented various measures to improve and enhance its operating systems for maintaining a high, yet stable, level of production. These efforts included the relining of the No. 2 blast furnace at Oita Works and the elimination of bottlenecks in down-stream production processes. Further, the company reached basic agreements with Rio Tinto (Australia and the U.K.) and with Rio Doce (Brazil) concerning the stable, long-term supply of steelmaking raw materials that will allow the company to direct its energies toward the stable supply of steel products in the medium- and long-term.

In view of the upward spiraling costs of raw materials and ocean freight, Nippon Steel has directed a sustained effort at reducing internal costs in order to absorb these rising external expense factors. Meanwhile, the company is striving to improve sales prices while also asking customers for their full understanding of current operating conditions.

Nippon Steel's ongoing pursuit of business tie-ups with overseas steelmakers resulted in the establishment on July 30, 2004 of Baosteel-NSC/Arcelor Automotive Steel Sheets Co., Ltd., a joint venture in China by and among Nippon Steel, Baoshan Iron & Steel Co., Ltd. (China) and Arcelor (Europe). The joint venture, which will manufacture and sell automotive steel sheets, is scheduled for start of operation in May 2005.

Further, efforts towards a stronger consolidated management were accelerated. As a link in this effort, Nittetsu Steel Sheet Corporation, Nittetsu Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd., were converted from consolidated subsidiaries of Nippon Steel to wholly owned subsidiaries on July 31, 2004, as scheduled.

Due primarily to improved sales prices in domestic and overseas markets derived from brisk demand at home and abroad, consolidated sales in the steelmaking and steel fabrication sector in the first half of fiscal 2004 increased by ¥185.2 billion over the corresponding period of the previous year (¥1,023.7 billion) to ¥1,208.9 billion, and consolidated operating profits rose by ¥48.7 billion over the corresponding period of the previous year (¥81.7 billion) to ¥130.5 billion.

Engineering and Construction

In the engineering and construction sector, while the operating environment still remains severe, Nippon Steel is strengthening its development and promotion of customer-oriented solution projects that meet the needs of both individual clients and society and its marketing of large-scale construction projects in the domestic market as well.

Overseas, Nippon Steel continues to promote marketing efforts for oil and natural gas development projects in Southeast Asia and is simultaneously extending its efforts to step up marketing in China by capitalizing on a newly established subsidiary involved in steel-plant business.

Further, Nippon Steel is making steady progress in implementing various energy-related solutions businesses that include the retail sale of electricity and wind-power generation.

Operating performance in the engineering and construction sector declined in the first half of fiscal 2004: consolidated sales of ¥87 billion, a decline of ¥12.4 billion from the corresponding period of the previous year (¥99.4 billion); a consolidated operating loss of ¥5.7 billion was ¥1.9 billion more than in the corresponding period of the previous year (¥3.8 billion loss).

Urban Development

In the urban development sector, Nippon Steel City Produce, Inc., a wholly-owned subsidiary of Nippon Steel, is promoting "asset value restoration business" as a developer with unique capabilities. This effort includes development projects which utilize idle company-owned land, the redevelopment of underutilized urban areas and condominium sales. In October 2004, Nippon Steel, jointly with OJI REAL ESTATE Co., Ltd. and The Sumitomo Trust & Banking Co., Ltd., established an asset management company for the promotion of real estate investment trusts (J-REIT).

Consolidated sales in the urban development sector for the first half of fiscal 2004 decreased by ¥24.9 billion from the corresponding period of the previous year (¥50 billion) to ¥25 billion, and consolidated operating profits by ¥1.7 billion from the corresponding period of the previous year (¥3.5 billion) to ¥1.7 billion.

Chemicals and Nonferrous Materials

Nippon Steel Chemical Co., Ltd., a wholly-owned subsidiary of Nippon Steel, spearheads the chemical operations of the Nippon Steel Group. Although chemical operations were constantly subject to profit-suppressing factors related to the spiraling costs of crude oil and naphtha, profit performance improved by a great margin over the corresponding period of the previous year due to other factors such as a favorable tone in the domestic and overseas market for styrene monomers, a core company product, and a rise in the sale of adhesive-free, copper-clad laminated sheets for flexible printed circuit boards (ESPANEX) in the field of electronic materials, which was made possible by reinforcements in production capacity. Further, Nippon Steel Chemical has promoted various measures to select and concentrate promising businesses, such as the establishment of C-Chem Co., Ltd., a joint venture company to undertake tar operations, in October 2004.

In new materials operations, strong demand was seen in the semiconductor and electronic appliance-related industries that constitute the major market in new materials. This, in turn, supported steady business performance primarily in the field of fine ceramics used in IT-related devices and the field of semiconductor-related materials, such as bonding wire for semiconductor packaging and the micro-balls and filler used in IC chips.

In titanium operations, Nippon Steel is striving to maintain its top ranking as a maker of rolled titanium products by further expanding operations by increasing applications for titanium products in various domestic and overseas building projects and also in automobiles, IT devices and other new markets.

Overall, consolidated sales in the first half of fiscal 2004 in the chemicals and nonferrous materials sector amounted to ¥158.5 billion, a gain of ¥24.8 billion over the corresponding period of the previous year (¥133.7 billion), and consolidated operating profits rose to ¥11.5 billion, a gain of ¥6.7 billion over the corresponding period of the previous year (¥4.8 billion).

System Solutions

In the system solutions sector, NS Solutions Corporation, a consolidated subsidiary of Nippon Steel, has aggressively promoted new operation developments. The effort in this direction includes the promotion of total system life-cycle solutions that provide integrated all-phase support from system planning and structuring to

system maintenance and operation and the marketing of legacy-reengineering solutions that optimize the conventional complex systems.

Consolidated sales in the first half of fiscal 2004 in the system solutions sector increased by ¥1.1 billion over the corresponding period of the previous year (¥64.6 billion) to ¥65.7 billion, and consolidated operating profits rose by ¥0.5 billion from the corresponding period of the previous year (¥3.5 billion) to ¥4.1 billion.

Other Businesses: Electric Power Supply, Services and Others
Nippon Steel supplies wholesale electricity to electric utilities from its Hirohata, Yawata, Kamaishi, Muroran and Oita Works.

Consolidated sales in the first half of fiscal 2004 in the other businesses sector decreased by ¥0.1 billion from the corresponding period of the previous year (¥36.6 billion) to ¥36.5 billion, while consolidated operating profits amounted to ¥0.1 billion, an improvement of ¥1.0 billion over the corresponding period of the previous year (¥0.8 billion loss).

Operating Revenues
As a result of the foregoing, consolidated sales in the first half of fiscal 2004 came to ¥1,509.2 billion, a gain of ¥172.3 billion over the corresponding period of the previous year (¥1,336.9 billion); consolidated operating profits rose to ¥142.2 billion, a gain of ¥53.1 billion over the corresponding period of the previous year (¥89 billion); and consolidated ordinary profits rose to ¥135.9 billion, a gain of ¥67.7 billion from the corresponding period of the previous year (¥68.1 billion). A total special loss of ¥1.1 billion was posted on the ordinary profits for the first half of fiscal 2004, and as a result, consolidated net income before income taxes and others was ¥134.7 billion, a gain of ¥85 billion over the corresponding period of the previous year (¥49.6 billion).

After subtracting ¥48.6 billion as income tax-current, subtracting ¥0.1 billion as income tax-deferred, and further subtracting ¥4.9 billion as minority interest in the net income of the consolidated subsidiaries, net income for the first half of fiscal 2004 was ¥81 billion (¥36.7 billion in the corresponding period of the previous year).

As for non-consolidated operations, improved sales prices in the steelmaking and steel fabrication sector in both domestic and overseas markets, derived from the brisk demand at home and abroad, resulted in total sales of ¥941.4 billion, a gain of ¥58.4 billion over the corresponding period of the previous year (¥882.9 billion); operating profits of ¥94.5 billion, a gain of ¥26.7 billion over the corresponding period of the previous year (¥ 67.7 billion); and ordinary profits of ¥83.8 billion, a gain of ¥36.6 billion over the corresponding period of the previous year (¥47.1 billion). After posting a special profit of ¥2.4 billion, net income for the first half of fiscal 2004 was ¥51.3 billion (¥17.5 billion in the corresponding period of the previous year).

Nippon Steel considers that the company will, in principle, distribute profits consistent with the consolidated operating results of each financial term and reward shareholders with dividends based on consideration of capital requirements for investment and other activities aimed at raising corporate value, prospects for future operating results and other relevant factors and by endeavoring to further reinforce its financial structure. Based on the above, a dividend payment for the first half of fiscal 2004 will be examined when accounts are settled at the end of fiscal 2004, and Nippon Steel has decided not to pay a mid-term dividend for the first half of fiscal 2004.

Interim Term-end Assets, Liabilities, Shareholders' Equity and Cash Flows
Nippon Steel's consolidated assets at the end of the first half of fiscal 2004 decreased by ¥23.5 billion from ¥3,705.9 billion posted at the end of fiscal 2003 to ¥3,682.3 billion. This resulted from a decrease in note receivable and accounts receivable (¥98 billion) due mainly to the seasonal factors in the operations in the engineering and construction sector and an increase in inventories (¥66.9 billion).

Consolidated liabilities at the end of the first half of fiscal 2004 decreased by ¥88.3 billion from the figure at the end of fiscal 2003 (¥2,670.1 billion) to ¥2,581.7 billion, resulting mainly from a reduction of interest-bearing debts (¥110.3 billion).

Shareholders equity at the end of the first half of fiscal 2004 increased by ¥77.9 billion from the level at the end of fiscal 2003 (¥938.5 billion) to ¥1,016.5 billion, despite the decrease caused primarily by cash dividends of ¥10.1 billion paid through the appropriation of fiscal 2003's distributable profits and acquisition of treasury stocks of ¥15.9 billion. The increase derived mainly from consolidated net income of ¥81.0 billion for the first half of fiscal 2004, an increase of ¥7.7 billion in unrealized gains on available-for-sale securities and another increase of

treasury stocks brought about by *Kabushiki Kokan* (share-for-share exchange) that was conducted for the purpose of making three consolidated subsidiaries of Nippon Steel (Nittetsu Steel Sheet Corporation, Nittetsu Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd.) wholly-owned subsidiaries.

Cash flows from operating activities during the first half of fiscal 2004 produced a total income of ¥192.4 billion (¥94.9 billion in the corresponding period of the previous year). This total was obtained by adding ¥85.9 billion in depreciation and amortization and a decrease of ¥103 billion in receivables to ¥134.7 billion in consolidated net income before income taxes and minority interest; subtracting an increase of ¥67.6 billion in inventories and a decrease of ¥13.2 billion in purchase debts; and adding and subtracting payments for enterprise taxes and other items.

Cash flows from investing activities during the first half of fiscal 2004 came to a total expenditure of ¥71.6 billion (¥36.1 billion in the corresponding period of the previous year). This resulted from outlays of ¥82.6 billion for the acquisition of tangible and intangible fixed assets attributable mainly to the relining of No. 2 blast furnace at the Oita Works and the acquisition of investments in securities (¥19.4 billion) such as the investment in Baosteel-NSC/Arcelor Automotive Steel Sheets Co., Ltd., a joint venture established by Nippon Steel, Baoshan Iron & Steel Co., Ltd. and Arcelor, minus income of ¥18.4 billion from the sale of securities, primarily shares in financial institutions.

A total of ¥141.2 billion (breakdown of funds in hand plus free cash flows of ¥120.7 billion arising from the above) were appropriated for the acquisition of treasury stocks of ¥15.9 billion, repayment of loans and the redemption of bonds and notes, totaling ¥113.9 billion and the payment of ¥10.1 billion in cash dividends.

In order to provide the capital required for such cash disbursements as the repayment of long-term loans and the redemption of bonds and notes, Nippon Steel closely heeded developments in the financial market to secure less expensive capital. In addition, the company committed itself to promoting more efficient use of funds through a consolidated cash management system (CMS) and the liquidation of consolidated asset holdings, thereby strengthening its consolidated financial structure.

As a result, at the end of the first half of fiscal 2004, loans and bonds amounted to ¥1,450.9 billion, and cash and cash equivalents ¥60.9 billion.

(2) Outlook for Fiscal 2004

In the second half of fiscal 2004 (October 1, 2004 to March 31, 2005), it will be necessary to carefully watch how movements in crude oil prices will affect the economies of both Japan and the rest of the world. However, because domestic private-sector demand shows a steady gain, the underlying tone toward economic recovery is expected to continue.

In the steelmaking and steel fabrication sector, domestic consumption of steel products in the second half is projected to increase and surpass the level of the first half, due to steady business expansion and to seasonal factors; further, firm overseas demand from East Asia, mainly China, is similarly expected to continue in the second half. In an operating environment such as this, Nippon Steel is determined to make every effort to ensure that production and shipments will keep pace with the growing demand both at home and overseas. For the time being, though, the tight worldwide balance between steel supply and demand, with some fears calling for the high price levels in raw materials, fuel, and freight to continue. Given such operating conditions, the company is also continuing efforts to further improve sales prices for steel products.

In engineering and other business sectors, maximum effort is being made to improve profit performances, thereby enhancing profitability for Nippon Steel and all its group companies.

Nippon Steel aims to achieve the following full-year consolidated operating performance goals for fiscal 2004.

Consolidated

(¥ billion)

	Sales	Operating profit	Ordinary profit	Net income
Fiscal 2004	3,330.0	360.0	320.0	190.0
Fiscal 2003	2,925.8	224.4	172.8	41.5

Non-Consolidated

(¥ billion)

	Sales	Operating profit	Ordinary profit	Net income
Fiscal 2004	2,110.0	280.0	230.0	140.0
Fiscal 2003	1,861.8	162.9	117.6	31.1

(3) Trends in Cash Flow Indicators

Fiscal year	2000	2001	2002	2003	First half of 2004
Ratio of shareholders' equity (%)	23.2	22.5	21.0	25.3	27.6
Ratio of shareholders' equity at market price (%)	33.5	32.1	25.1	44.3	48.0
Debt redemption term (years)	6.9	9.3	5.6	5.4	—
Interest coverage ratio (times)	7.6	6.4	11.5	12.0	17.3

Notes:

Ratio of shareholders' equity: Shareholders' equity/Total assets
Ratio of shareholders' equity at market price: Current aggregate value of shares/Total assets
Debt redemption term: Interest-bearing debt/Cash flows from operating activities
Interest coverage ratio: Cash flows from operating activities/Interest expenses

* Each indicator is calculated from the figures in the consolidated financial statements.
* Current aggregate value of shares is calculated by multiplying the common stock price at term end by the number of shares outstanding at term end.
* Interest-bearing debts cover all debts bearing interests (short-term loans, commercial papers, corporate bonds due within one year, convertible bonds due within one year, corporate bonds, convertible bonds and long-term loans).
* Cash flows from operating activities in the consolidated statements of cash flows are used for the cash flows from operating activities, and the interest expenses in the consolidated statements of cash flows is used for the interest expenses.
* The debt redemption term (years) is not described for the first half of fiscal 2004.

Notes to the Consolidated Interim Financial Statements

I. Basis of Presenting the Consolidated Interim Financial Statements

1. Scope of Consolidation and Application of the Equity Method

The consolidated interim financial statements include the accounts of Nippon Steel Corporation and its 260 subsidiaries. The equity method was applied to the equity of 74 of its affiliates.

2. Interim Closing Date of the Consolidated Subsidiaries

Certain consolidated subsidiaries including Nippon Steel U.S.A, Inc., have interim closing dates, either June 30 or August 31, different from the consolidation interim closing date, which is September 30. These companies are consolidated after making adjustments to reflect any material transactions that might take place between their interim closing date and September 30 of each year. Tokai Special Steel Co., Ltd., included in the consolidated subsidiaries from the March 2002 term, has its closing date on May 31 and thus the company is consolidated after making temporary settlement of accounts in conformity with the company's regular settlement of accounts.

3. Accounting Standard

(1) Valuation basis and method for significant assets

a. Marketable securities including investments in securities

Debt securities held to maturity: Amortized cost method (Straight-line method)

Other securities: Marketable securities are valued by market price method according to the market price, etc., on the interim closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving average method), and other unquoted securities are valued at cost determined by the moving average method.

b. Inventories

Inventories are mainly valued at cost determined by the periodic-average method (major assets valued at the lower of cost or market value with cost being determined by the last-in, first-out method: finished products, semifinished products and raw materials other than those involved in the coke operation of Nippon Steel Chemical Co., Ltd., a consolidated subsidiary of the Corporation).

(2) Depreciation method for significant depreciable assets

a. Tangible fixed assets

The declining balance method is mainly adopted. The major assets to which the straight-line method is applied are all the tangible fixed assets of Nippon Steel Chemical Co., Ltd., which is a consolidated subsidiary.

However, the Corporation has changed the depreciation method of buildings (excluding leasehold improvement and auxiliary facilities' attached to buildings) that were acquired on and after April 1, 1998, to the straight-line method.

Major durable years are as follows.

Buildings and structures: 7~60 years

Machinery and transportation equipment: 4~20 years

b. Intangible fixed assets

Amortization is generally computed on the straight-line method. For purchased software that is a commercially completed product and software for which a contract has been concluded for the receipt of a usage charge, through leasing to a third party, the straight-line method on the basis of the software's period of intracompany use (five years) is adopted.

(3) Accounting basis for significant reserves

a. Allowance for doubtful accounts

To prepare for credit losses, the reserve for doubtful accounts is provided, in accordance with the actual write-off rate, at the maximum amount deductible under the Corporate Tax Law plus additional special provisions estimated by the Corporation for certain doubtful accounts.

b. Provision for loss on accidents at works

In relation to the restoration/repair costs and elimination losses caused by power failure at Nagoya Works, which occurred in the current interim term, rationally estimated accounts have been appropriated.

c. Accrued pension and severance costs
To provide for the future payment of retirement benefits to employees, the Corporation provides for the accrued pension and severance costs at an amount equivalent to the sum deemed to have been produced as of the end of this consolidated interim term, based on the estimated forthcoming payments as of the end of this consolidated interim term under the Corporation's retirement and pension benefit plans. The amortization of the transition obligation as a result of the implementation of a new accounting standard for the retirement benefits existed at the beginning of fiscal 2000 has been collectively written off at the interim term of fiscal 2000 by the Corporation and some of its consolidated subsidiaries by establishing employee retirement benefit trusts, and the remaining amount is generally amortized by the straight-line method over five years.

The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accruial of each consolidated fiscal year (14 years for the Corporation, approximately 1~ 5 years for its consolidated subsidiaries).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years for the Corporation, 7~15 years for its consolidated subsidiaries), starting mainly with the following term of accrual.

Regarding Nippon Steel's corporate pension plan, the current tax-qualified pension program will change to a defined-contribution pension program starting in January 2005. To prepare for this change, the Corporation has decided to transfer the prepaid pension costs from current assets to fixed assets starting from the current interim term. Due to this transfer, the item "Other" under current assets in the consolidated balance sheet at the end of the first half of fiscal 2004 decreased by ¥81,939 million, and the item "Other" under "Investment and others" in fixed assets increased by a corresponding amount. Prepaid pension costs of ¥76,861 million and ¥75,088 million were included in "Other" under current assets respectively at the end of fiscal 2003 and at the end of the first half of fiscal 2003.

d. Allowance for retirement benefits for directors and corporate auditors
To provide for the payment of retirement benefits to directors and corporate auditors, necessary appropriations for payment at the end of fiscal 2004 were made in accordance with the Corporation's internal standard.

Regarding retirement benefits for directors and corporate auditors, expenses required for retirement benefits had conventionally been appropriated at the time of payment. In order to make a fair statement of profits and losses for the respective accounting periods by rationally allocating the cost of their services during their terms of office, the Corporation in accordance with the Corporation's internal standard has decided to appropriate, as an allowance for retirement benefits, the necessary payments at term end. Due to said appropriation, the amount for "Selling, general and administrative expenses" under consolidated statements of income increased by ¥3,718 million in the first half of fiscal 2004, when compared with the amount that would have resulted by applying the same standard applied in the corresponding period of the previous year; operating profits, ordinary profits and income before income taxes and minority interest decreased by a corresponding amount.

e. Reserve for repair for blast furnaces
The Corporation records the reserve for repair for blast furnaces, hot blast stoves and ships considering the past repairs to provide for regular large-scale repairs.

(4) Accounting for significant leases
Finance lease contracts other than those through which the ownership of the leased assets is to be transferred to lessees, are mainly accounted for by a method similar to the operating lease method.

(5) Hedge accounting method
a. Hedge accounting method
Deferred hedge accounting is adopted. Foreign exchange forward contracts to hedge trades in foreign currency and long-term receivables and payables in foreign currencies meeting the appropriation requirement are appropriated, and interest rate swaps meeting the special treatment requirement are specially treated.

b. Hedging means and the transactions to be hedged
Foreign exchange forward contracts: Trades in foreign currency, long-term receivables and payables in foreign currencies and anticipated transactions
Interest rate swaps: Loans and corporate bonds

c. Hedging policy
The Corporation hedges the risk of fluctuations in interest rates or foreign exchange in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to use derivative financial instruments limited to the actual demand transactions under the policy that the Corporation does not use them for any speculative trading purpose. The consolidated subsidiaries similarly follow the aforementioned hedging policy as a general rule.

d. Method to evaluate the effectiveness of hedging instruments
The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. But the effectiveness of evaluation pertaining to foreign exchange forward contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement is omitted.

(6) Other important policies for presenting the consolidated interim financial statements
a. Accounting for revenues
In accounting for revenues from construction contracts, the Corporation primarily applies the percentage-of-completion method for large-scale (contract amount of ¥1 billion or more) and long-term (construction period of more than 12 months) construction contracts, and the completion-of-contract method for all other construction contracts.

Revenues from construction contracts accounted for by the percentage-of-completion method totaled ¥17,297 million in the fist half of fiscal 2004.

In accounting for revenues from construction contracts, the Corporation conventionally had applied percentage-of-completion to large-scale (contract amount of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts and the completion-of-contract method to all other construction contracts. With the aim of more fairly calculating profit and loss during respective accounting terms, the Corporation has switched as of the current interim term to completion-of-contract method for newly received large-scale (contract amount of ¥1 billion or more) and long-term (construction period of more than 12 months) construction contracts. Due to this change, net sales increased by ¥735 million during the first half of fiscal 2004, when compared with the amount that would have resulted by applying the same accounting methods applied in the corresponding period of the previous year; operating profits, ordinary profits and income before income taxes and minority interest also increased by ¥101 million.

b. Accounting for consumption taxes
The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods or services by the Corporation are generally not included in revenues and expenses.

4. Cash and cash equivalents in the consolidated interim statements of cash flows
Cash and cash equivalents in the consolidated interim statements of cash flows include cash on hand, bank deposits on demand, and short-term investments due within three months from the acquired date, which are easily convertible into cash with little risk of value fluctuation.

II. Notes to the Consolidated Interim Financial Statements

1. Consolidated balance sheets

(Millions of yen)

	Current consolidated interim term	Prior consolidated fiscal year	Prior consolidated interim term
(1) Accumulated depreciation deducted from tangible fixed assets	4,937,016	4,872,570	4,825,306
(2) Assets pledged as collateral	133,886	155,503	157,860
(3) Contingent liabilities			
The ending balance of guarantee of loans	30,505	33,369	46,368
the substantial amount of guarantee of loans, excluding the guarantee of loans undertaken by others	27,480	30,185	43,177
The ending balance of the committed guarantee of loans	10,162	11,849	27,576
the substantial amount of the committed guarantee of loans, excluding the committed guarantee of loans undertaken by others	9,969	11,462	18,454
(4) Discounted notes receivable	406	1,072	1,554
(5) Notes receivable transferred by endorsement	922	1,011	787

2. Note to the Consolidated Interim Statements of Cash Flows
Relations between the interim term-end balance of cash and cash equivalents and the accounts listed in the consolidated interim balance sheets

(Millions of yen)

	Current consolidated interim term	Prior consolidated fiscal year	Prior consolidated interim term
Cash and deposits account	62,101	81,219	88,957
Time deposits of which depositing period exceeds three months	(1,449)	(1,106)	(1,196)
Securities due within three months	258	279	841
Cash and cash equivalents	60,910	80,393	88,603

3. Segment Information
(1) Information by Industry Segment
For the 6-month period ended September 30, 2004

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	1,198,374	69,044	22,302	132,839	53,272	33,433	**1,509,266**	—	**1,509,266**
Intersegment	10,570	17,988	2,744	25,730	12,463	3,095	**72,594**	(72,594)	**—**
Net sales	1,208,944	87,032	25,046	158,570	65,736	36,529	**1,581,860**	(72,594)	**1,509,266**
Operating costs and expenses	1,078,353	92,794	23,282	146,976	61,575	36,373	**1,439,355**	(72,305)	**1,367,049**
Operating profit (loss)	130,591	(5,762)	1,764	11,593	4,161	156	**142,505**	(288)	**142,216**

For the 6-month period ended September 30, 2003

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	1,011,496	75,053	46,837	118,685	50,955	33,906	**1,336,936**	—	**1,336,936**
Intersegment	12,206	24,382	3,188	15,068	13,660	2,782	**71,289**	(71,289)	**—**
Net sales	1,023,702	99,435	50,026	133,754	64,616	36,689	**1,408,225**	(71,289)	**1,336,936**
Operating costs and expenses	941,906	103,266	46,523	128,896	61,040	37,576	**1,319,210**	(71,301)	**1,247,909**
Operating profit (loss)	81,796	(3,830)	3,502	4,858	3,575	(887)	**89,014**	12	**89,026**

For the year ended March 31, 2004

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and non-ferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Customers	2,127,949	246,440	114,241	244,579	124,998	67,669	**2,925,878**	—	**2,925,878**
Intersegment	28,997	46,697	6,570	31,217	25,851	5,945	**145,280**	(145,280)	**—**
Net sales	2,156,946	293,137	120,811	275,797	150,850	73,615	**3,071,159**	(145,280)	**2,925,878**
Operating costs and expenses	1,967,229	288,778	107,284	263,129	141,667	77,925	**2,846,015**	(144,612)	**2,701,403**
Operating profit (loss)	189,717	4,359	13,526	12,667	9,182	(4,310)	**225,143**	(668)	**224,475**

The Corporation and its subsidiary operate in the seven segments comprising "steelmaking and steel fabrication," "engineering and construction," "urban development," "chemicals and nonferrous materials," "system solutions" "power supply" and "services and others." "Power supply" and "services and others" are together presented as "Other businesses" in the above list.

The business segment and presentation method have been determined based on the basic policy to present the characteristics of the respective business areas accurately and concisely in the diversifying business structure.

Major product lines categorized by industry segment

Industry segment		Main line of business		
Steelmaking and steel fabrication		Steel products	Rails and shapes	Rails, sheet piles, H-beams and other shapes, bars, bar-in-coils, carbon steel wire rods, alloy wire rods
			Plates and sheets	Heavy plates, medium plates, hot-rolled sheets, cold-rolled sheets, electrolytic tinplate, tin-free steel, galvanized sheets, other coated sheets, pre-painted sheets, electrical steel sheets
			Pipes and tubes	Seamless, butt-welded, electric resistance-welded, electric-arc welded, cold drawn, coated pipes and tubes
			Specialty steel products	Stainless steel, carbon steels for machine structural applications, alloy steels for structural applications, wire rods for springs, bearing steel, heat-resistant steel, free-cutting steel, wire rods for piano wire, high-strength steel
			Secondary products	H-beam bridges, steel segments, gratings, PANZERMAST, vibration-damping sheets and plates, NS Louver, steel sheet members for building structures, column, welding materials, drums, bolts/nuts/washers, fabricated wire rod products, OCTG accessories, construction and civil engineering materials
		Foundry pig iron, steel ingots, etc.		Steelmaking pig iron, foundry pig iron, steel ingots, slag products, cement
		Steelmaking-related businesses		Design, maintenance and construction of mechanical, electrical and instrumentation apparatus, ocean transportation, harbor transportation, land transportation, stevedoring, warehousing, packaging, material testing and analysis, evaluation of working environments, surveys on technical information, management and operation of various facilities, security service, raw materials settlement-related services; Iron- and steelmaking plant construction engineering, technical guidance on plant operation, licensing of iron- and steelmaking technologies
Engineering and construction		Iron- and steelmaking plants, factory automation and distribution automation systems, rolls, various industrial machinery and equipment, industrial furnaces, resources recycling and environmental restoration solutions Environmental plants and water supply and sewage related facilities Construction of power plants, chemical plants, storage facilities, construction of various land and submarine pipelines Various energy-related solutions, fabrication and construction of marine structures, civil engineering, fabrication and construction of bridges, piling General building construction, steel structure construction, various truss system, standardized buildings, base-isolated and vibration-control devices Urban development-related solutions		
Urban development		Urban development, condominiums and other real estates		
Chemicals and nonferrous materials		Coal tar, ammonium sulfate, cokes, various chemical products, electronic parts Titanium products, aluminum products Fine ceramic products, raw materials for ferrite, cold-rolled metal foils, catalyst substrate for purifying exhaust gas, carbon-fiber composite materials, bonding wires for semiconductors, power supply equipment for electronic devices		
System solutions		Engineering and consulting services pertaining to computer systems		
Other businesses	Power supply	Supply of electricity		
	Services and others	[Finance and insurance] Financing and management of capital, non-life insurance agency [Energy] Geothermal steam, hydrogen gas [Theme parks] Operation of space-oriented training facilities and exhibition booth, amusement facilities [Others] Operation of homes for the aged, planning of trainings, retail service, food		

(2) Geographic Segment Information

For the current interim term (April 1, 2004 to September 30, 2004), prior interim term (April 1, 2003 to September 30, 2003) and previous fiscal year (April 1, 2003 to March 31, 2004), domestic sales accounted for more than 90% of consolidated sales at all segments, therefore, geographic segment information is omitted.

(3) Overseas Sales

Current interim term (April 1, 2004 to September 30, 2004)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	279,569	88,183	367,752
II Consolidated net sales			1,509,266
III Percentage of overseas sales to consolidated net sales (%)	18.5	5.8	24.4

Notes:
1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
   (1) Asia: China, South Korea, Taiwan, Thailand
   (2) North America, etc.: United States
3) "Overseas sales" represents sales of the Corporation and its consolidated subsidiaries made in nations or regions other than Japan.

Prior interim term (April 1, 2003 to September 30, 2003)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	237,544	88,715	326,259
II Consolidated net sales			1,336,936
III Percentage of overseas sales to consolidated net sales (%)	17.8	6.6	24.4

Notes:
1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
   (1) Asia: China, South Korea, Taiwan, Thailand
   (2) North America, etc.: United States
3) "Overseas sales" represents sales of the Corporation and its consolidated subsidiaries made in nations or regions other than Japan .

Fiscal 2003 (April 1, 2003 to March 31, 2004)

(Millions of yen)

	Asia	North America, etc.	Total
I Overseas sales	475,779	182,456	658,236
II Consolidated net sales			2,925,878
III Percentage of overseas sales to consolidated net sales (%)	16.3	6.2	22.5

Notes:
1) Nations or regions are classified according to geographic proximity.
2) Major nations or regions in the respective categories:
   (1) Asia: China, South Korea, Taiwan, Thailand
   (2) North America, etc.: United States
3) "Overseas sales" represents sales of the Corporation and its consolidated subsidiaries made in nations or regions other than Japan.

Overview of the Non-Consolidated Interim Financial Statements for the March 2005 Term (April 1, 2004 to September 30, 2004)

October 28, 2004

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
(URL http://www.nsc.co.jp)
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center Tel.: 81-3-3275-5014
Date of the Board of Directors' Meeting on the Interim Closing of Accounts: October 28, 2004
Interim Dividend System: Yes
Payment Start Date of Interim Dividend: -
Adoption of *Tangenkabu* (lot share) system: Yes (one lot: 1,000 shares)

1. Non-Consolidated Performance for the Interim Term (April 1, 2004 to September 30, 2004)

(1) Operating Results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	(%)	¥ Million	(%)	¥ Million	(%)
September 2004 interim term	941,480	6.6	94,518	39.4	83,850	77.7
September 2003 interim term	882,985	8.1	67,787	170.6	47,194	456.8
March 2004 term	1,861,829		162,966		117,678	

	(Interim) net income		(Interim) net income per share
	¥ Million	(%)	¥
September 2004 interim term	51,380	193.4	7.63
September 2003 interim term	17,509	—	2.61
March 2004 term	31,184		4.63

Notes:
1) Average number of shares during the term:
September 2004 interim term: 6,731,458,776
September 2003 interim term: 6,711,152,696
March 2004 term: 6,736,038,175
2) Change of accounting system: Yes
3) Percentages for sales, operating profit, ordinary profit and interim net income show interim term-over-interim term changes.

(2) Dividend Status

	Interim dividend per share	Annual dividend per share
	¥	¥
September 2004 interim term	0	—
September 2003 interim term	0	—
March 2004 term	—	1.50

(3) Financial Position

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
September 2004 interim term	2,650,739	894,952	33.8	132.56
September 2003 interim term	2,711,549	792,379	29.2	117.20
March 2004 term	2,652,353	845,099	31.9	125.00

Notes:

1) Total number of shares outstanding at (interim) term-end
 September 2004 interim term: 6,751,088,114
 September 2003 interim term: 6,761,095,566
 March 2004 term: 6,760,853,821

2) The number of treasury shares at (interim) term-end
 September 2004 interim term: 55,892,863
 September 2003 interim term: 45,885,411
 March 2004 term: 46,127,156

2. Forecast Non-Consolidated Performance for the March 2005 Fiscal Term (April 1, 2004 to March 31, 2005)

	Sales	Ordinary profit	Net income	Annual dividend per share	
				Year-end	Total
	¥ Million	¥ Million	¥ Million	¥	¥
March 2005 term (full year)	2,110,000	230,000	140,000		

Reference: Forecast net income per share (full year): 20.74 yen

Notes:

1) Annual dividend per share amount is not presented because it has not yet been determined.

2) The above "Forecast" is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Consolidated Interim-Term Business Report. Accordingly, there is a likelihood that the actual business performance for fiscal 2004 will differ considerably from this forecast depending on diverse future events. As regards the conditions of premises and other related matters, please refer to the "Outlook for Fiscal 2004" on pages 27~28.

Notes to Non-Consolidated Financial Statements

I. Important Accounting Policies for Presenting the Non-Consolidated Financial Statements

1. Valuation Basis and Method for Important Assets
(1) Marketable securities including investments in securities
- Stocks of subsidiaries and affiliates are valued at cost determined by the moving average method.
- Other securities:

Marketable securities are valued by the market price method according to the market price, etc., on the interim closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving average method), and other unquoted securities are valued at cost determined by the moving average method.

(2) Inventories
- Finished products, semifinished products and raw materials are valued at cost determined by the periodic-average method.
- Work in process is valued at the lower of cost or market with cost being determined by the specific identification method.
- Molds and steel rolls under Supplies are valued at the lower of cost or market with cost being determined by the periodic average method. Other supplies are valued at the lower of cost or market with cost being determined by the FIFO method.

Inventories as at the end of the interim term are determined by adding or deducting the stock in or out during the interim term following the physical inventory, taking results as at the end of the previous fiscal year.

2. Depreciation Method for Fixed Assets
(1) Tangible fixed assets
Tangible fixed assets are depreciated by the declining balance method.
However, the Corporation has changed the depreciation method of buildings (excluding leasehold improvement and auxiliary facilities attached to buildings) that were acquired on and after April 1, 1998, to the straight-line method.
Major durable years are as follows.
Buildings and structures: 7~60 years
Machinery and transportation equipment: 7~15 years

(2) Intangible fixed assets
Amortization is generally computed on the straight-line method. For purchased software that is a commercially completed product and software for which a contract has been concluded for the receipt of a usage charge, through leasing to a third party, the straight-line method on the basis of its period of intracompany use (five years) is adopted.

3. Accounting Basis for Reserves
(1) Allowance for doubtful accounts
To prepare for credit losses, the reserve for doubtful accounts is provided, in accordance with the actual write-off rate, at the maximum amount deductible under the Corporate Tax Law plus additional special provisions estimated by the Corporation for certain doubtful accounts.

(2) Provision for loss on accidents at works
In relation to the restoration/repair costs and elimination losses caused by power failure at Nagoya Works, which occurred in the current interim term, rationally estimated accounts have been appropriated.

(3) Accrued pension and severance costs
To provide for the future payment of retirement benefits to employees, the Corporation provides for the accrued pension and severance costs at an amount equivalent to the sum deemed to have been produced as of the end of this consolidated interim term, based on the estimated forthcoming payments as of the end of this consolidated interim term under the company's retirement and pension benefit plans.

The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years for the Corporation).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years for the Corporation), starting with the following term of accrual.

Regarding Nippon Steel's corporate pension plan, the current tax-qualified pension program will change to a defined-contribution pension program starting in January 2005. To prepare for this change, the Corporation has decided to transfer the prepaid pension costs from current assets to fixed assets starting from the current interim term. Due to this transfer, the item "Other" under current assets in the consolidated balance sheet at the end of the first half of fiscal 2004 decreased by ¥81,939 million, and the item "Other" under "Investment and others" in fixed assets increased by a corresponding amount. Prepaid pension costs of ¥76,861 million and ¥75,088 million were included in "Other" under current assets respectively at the end of fiscal 2003 and at the end of the first half period of fiscal 2003.

(4) Allowance for retirement benefits for directors and corporate auditors
To provide for the payment of retirement benefits to directors and corporate auditors, necessary appropriations for payment at the end of fiscal 2004 were made in accordance with the Corporation's internal standard.

Regarding retirement benefits for directors and corporate auditors, expenses required for retirement benefits had conventionally been appropriated at the time of payment. In order to make a fair statement of profits and losses for the respective accounting periods by rationally allocating the cost of their services during their terms of office, the Corporation in accordance with the Corporation's internal standard has decided to appropriate, as an allowance for retirement benefits, the necessary payments at term end. Due to said appropriation, the amount in "Selling, general and administrative expenses" under consolidated statements of income increased by ¥2,718 million in the first half of fiscal 2004, when compared with the amount that would have resulted by applying the same standards applied in the corresponding period of the previous year; operating profits, ordinary profits and income before income taxes and minority interest decreased by a corresponding amount.

(5) Reserve for repair for blast furnaces
The Corporation records the reserve for repair for blast furnaces and hot blast stoves considering the past repairs to provide for regular large-scale repairs.

(6) To provide for the loss involved in the guarantees and others, the allowance for the loss on guarantees is provided by taking into account the financial conditions of the guaranteed.

4. Accounting for Leases
Finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for by a method similar to the operating lease method.

5. Hedge accounting method
(1) Hedge accounting method
Deferred hedge accounting is adopted. Foreign exchange forward contracts to hedge trades in foreign currency and long-term receivables and payables in foreign currencies are appropriated because they meet the appropriation requirement, and interest rate swaps are specially treated because they meet the special treatment requirement.

(2) Hedging means and the transactions to be hedged
Foreign exchange forward contracts: Trades in foreign currency, long-term receivables and payables in foreign currencies and anticipated transactions
Interest rate swaps: Loans and corporate bonds

(3) Hedging policy
The Corporation hedges the risk of fluctuations in interest rates and foreign exchange rates in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to use derivative financial instruments limited to the actual demand transactions, under the policy that the Corporation shall not use them for speculative trading purpose.

(4) Method to evaluate the effectiveness of hedging instruments
The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in

quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. But the effectiveness of evaluation pertaining to foreign exchange forward contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement is omitted.

6. Other Important Policies for Presenting the Non-Consolidated Financial Statements

(1) Accounting for revenue

In accounting for revenues from construction contracts, the Corporation applies the percentage-of-completion method for large-scale (construction price of ¥1 billion or more) and long-term (construction period of more than 12 months) construction contracts, and applies the completed contracts method for all other contracts.

Revenues from construction contracts accounted for by the percentage-of-completion method totaled ¥16,986 million in the fist half of fiscal 2004.

In accounting for revenues from construction contracts, the Corporation conventionally had applied percentage-of-completion to large-scale (contract amount of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts and the completion-of-contract method to all other construction contracts. With the aim of more fairly calculating profit and loss during respective accounting terms, the Corporation has switched as of the current interim term to completion-of-contract method for newly received large-scale (contract amount of ¥1 billion or more) and long-term (construction period of more than 12 months) construction contracts. Due to this change, net sales increased by ¥735 million during the first half of fiscal 2004, when compared with the amount that would have resulted by applying the same accounting methods applied in the corresponding period of the previous year; operating profits, ordinary profits and income before income taxes and minority interest also increased by ¥101 million.

(2) Accounting for consumption taxes

The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods or services are not included in revenues and expenses.

The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods and services and expenses are included in "Other" under current liabilities in the balance sheets after consumption tax received are offset against those paid.

II. Notes to Condensed Balance Sheets and Statement of Income

(Millions of yen)

	Current consolidated interim term	Prior consolidated fiscal year	Prior consolidated interim term
(1) Accumulated depreciation deducted from tangible fixed assets	3,948,171	3,962,412	4,033,983
(2) Assets pledged as collateral	1,313	845	841
(3) Contingent liabilities			
The ending balance of guarantee of loans	33,092	36,210	50,269
the substantial amount of guarantee of loans, excluding guarantee of loans undertaken by others	29,234	31,920	45,656
The ending balance of the committed guarantee of loans	41,994	47,313	36,510
the substantial amount of committed guarantee of loans, the committed guarantee of loans undertaken by others	39,081	43,887	27,387

Reference (Non-Consolidated)

Comparison of Sales Performance

(Quantity: Thousand tons; Amount: Millions of yen; Ratio: %)

Segment	Item	First half of fiscal 2004	Second half of fiscal 2003	First half of fiscal 2003	Fiscal 2003
Steel products	Quantity (Unit price) Amount	14,291 (¥58,078) 830,013	14,887 (¥51,257) 763,079	14,501 (¥53,234) 771,944	29,388 (¥52,232) 1,535,023
Pig iron and steel ingots	Amount	13,880	11,817	10,461	22,279
Engineering and construction	Amount	63,513	171,953	70,394	242,347
Chemicals and nonferrous materials, power supply and others	Amount	34,072	31,994	30,184	62,179
Total (exports, inclusive)	Amount	941,480 (277,462)	978,843 (273,643)	882,985 (266,781)	1,861,829 (540,424)

Nippon Steel and Sumitomo Metal Industries, Ltd. integrated both companies' stainless steel businesses by establishing a new company named Nippon Steel & Sumikin Stainless Steel Corporation by *Kyodo Shinsetsu Bunkatsu* (joint establishment of a new company by corporate split) in accordance with the Japanese Commercial Code effective October 1, 2003, and therefore the sales of the former Stainless Steel Division of Nippon Steel is included in the sales in first half of fiscal 2003 and fiscal 2003.

The unit price of steel products excluding stainless steel is ¥50,000/ton for the first half of fiscal 2003 and to ¥50,600/ton for fiscal 2003.

Comparison of Production Performance

(Thousand tons)

Product	First half of fiscal 2004	Second half of fiscal 2003	First half of fiscal 2003	Fiscal 2003
Pig iron	13,529	14,152	14,090	28,242
Crude steel	14,608	14,942	15,204	30,146
Steel products	14,122	14,186	14,209	28,396

Comparison of Ordinary Profit and Loss

(Millions of yen)

Item	First half of fiscal 2004		Second half of fiscal 2003		Variance
	Amount	%	Amount	%	
Net sales	941,480	100.0	978,843	100.0	(37,363)
Cost of sales	(761,359)		(808,186)		46,826
Selling, general and administrative expenses	(85,603)		(75,478)		(10,124)
Operating expenses	(846,962)		(883,664)		36,702
Operating profit	94,518	10.0	95,179	9.7	(661)
Interest and dividend income	5,305		3,949		1,356
Interest expense and discount charges	(7,833)		(8,872)		1,039
Other non-operating profits and loss	(8,140)		(19,770)		11,630
Non-operating profit and loss	(10,667)		(24,694)		14,026
Ordinary profit	83,850	8.9	70,484	7.2	13,365

File No. 82-5175



Nippon Steel Corporation

Annual Report 2004

Year ended March 31, 2004

CONTENTS

Remarks:

- This Annual Report has been prepared, with some modifications for overseas distribution, from the official Japanese-language business report which conforms to the Japanese Commercial Code and accounting principles and practices generally accepted in Japan.
- The accounting period is the twelve-month period beginning on April 1 of the year specified and ending on March 31 of the following year. The term under review used in this Annual Report means the twelve-month period ended March 31, 2004 (April 1, 2003–March 31, 2004) and designated as "fiscal 2003" and the previous term same period ended March 31, 2003 (April 1, 2002–March 31, 2003) and designated as "fiscal 2002."
- Tonnage figures are in metric tons; all dollar ($) figures are in US currency and translated from Japanese yen at the rate of $1=¥105.69 at the latest balance sheet date, unless otherwise specified.
- All of the product names and service names used in this publication are trademarks or registered trademarks of Nippon Steel Corporation in Japan or other countries. Please be aware that Nippon Steel may not use or have registered some of the aforementioned trademarks in reader's countries.

Financial Highlights

Consolidated

As of or for the years ended March 31	Millions of yen 2004	2003	2002	*Millions of dollars* 2004
Net sales	2,925,878	2,749,306	2,581,399	27,683
Net income (loss)	41,515	(51,686)	(28,402)	392
Net income (loss) per share	¥ 6.15	(¥7.69)	(¥4.17)	$ 0.058
Shareholders' equity	938,581	789,443	907,150	8,880
Total assets	3,705,917	3,757,175	4,030,596	35,064

Non-Consolidated

As of or for the years ended March 31	Millions of yen 2004	2003	2002	*Millions of dollars* 2004
Net sales	1,861,829	1,789,706	1,681,406	17,615
Net income (loss)	31,184	(20,447)	(28,129)	295
Net income (loss) per share	¥4.62	(¥3.02)	(¥4.13)	$ 0.043
Cash dividends per share	¥1.50	¥1.50	¥1.50	$ 0.014
Shareholders' equity	845,099	713,772	793,557	7,996
Total assets	2,652,353	2,588,698	2,738,973	25,095

	Thousands of tons 2004	2003	2002
Crude steel production (Non-consolidated basis)	30,146	29,902	26,140

Note: Yen figures have been translated to U.S. dollars at the rate of ¥105.69 to US$1 as of March 31, 2004, solely as a convenience to readers.

File No. 82-5175

Medium-Term Consolidated Business Plan

Nippon Steel Corporation is now in the process of implementing the Medium-Term Consolidated Business Plan, covering the period from fiscal 2003 to fiscal 2005 and aimed at strengthening the management infrastructure. In the steelmaking business, Nippon Steel is already one of the world's most competitive companies in terms of technology and development capabilities, as well as quality and cost. It will work to enhance that competitiveness still further by providing a fine-tuned response to the needs of users in Japan and overseas, while Nippon Steel will also strengthen its alliances with Japanese and foreign steel makers.

In other businesses, including engineering and construction, Nippon Steel will utilize management resources accumulated from its steelmaking activities, including its diverse technology, human resources and assets. It will seize every business opportunity by developing synergies between these businesses and its steelmaking business.

Of equal importance to the plan is the Company's comprehensive environmental management, which targets a reduction in carbon dioxide emissions and focuses on the utilization of steelmaking works infrastructure to aid in the recycling of such materials as plastic and tires, with the aim of contributing to the development of a "recycling society."

Operating Overview

In fiscal 2003, there was strong demand for steel from overseas, especially in the Asian countries, and the Japanese economy continued to recover, with a notable rebound in private-sector capital investment. Steel demand by the automotive, shipbuilding and industrial machine industries was positive due to foreign demand for these types of products, and demand from China for steel products increased to record levels. While this robust market resulted in higher prices for steel both in Japan and overseas, fuel and sea transportation costs also rose to levels not seen in recent years. Striving to keep selling prices competitive, and at the same time implementing various strategies to maintain stable supplies of materials and fuels, Nippon Steel nonetheless managed to hold down costs and improve profitability.

In September 2003, a gasholder explosion occurred at the Nagoya works. This mishap had a serious affect on the region and local customers. By April 2004, a new gasholder, built to advanced safety standards, was in full operation, underscoring Nippon Steel's commitment to improving accident training programs and a strengthening of safety and disaster measures.



Chairman Akira Chihaya (left) and President Akio Mimura (right)

Moreover, in January 2004, Nippon Steel received a recommendation judgment from the Fair Trade Commission on its cold-rolled stainless steel business activities. Nippon Steel takes this judgment very seriously and is doing everything possible to establish a code of corporate ethics and insure compliance with laws in the future.

The Future Outlook for Fiscal 2004

Nippon Steel expects the Japanese economy to continue its recovery, with steady business centered on the manufacturing sector continuing to create demand for steel products. It also appears that robust demand for steel products from overseas, primarily from Southeast Asia, will continue to create a strong export market for steel. As restructuring of the supply and demand situation in the worldwide steel industry continues, Nippon Steel will pursue its aim of improving its pricing, and implement appropriate measures to deal with the pressures of higher fuel and material costs.

Akira Chihaya *Chairman*

Akio Mimura *President*

Corporate Governance

Nippon Steel seeks to ensure efficiency, soundness and transparency in its corporate management. By doing this, the company will steadily increase in value and fulfill its role as a trustworthy corporate partner in society. In order to accomplish these ends, Nippon Steel implements the following systems and measures with regard to corporate governance.

Organs of Management (Management Administration System)

Nippon Steel has adopted an auditor system. In addition to the 36 members of the Board of Directors (none from outside the company), Nippon Steel has 6 corporate auditors (3 from outside the company). Since 1999 and prior to the amendment to the Japanese Commercial Code regarding outside auditors, fully half of Nippon Steel's corporate auditors have been appointed from outside the company.

The members of the Board of Directors have deep knowledge and extensive experience in the businesses conducted by Nippon Steel, which serves well in the quest of increased management efficiency. At the same time, the functions of the corporate auditors, including the outside auditors, have been strengthened in pursuit of maintaining and enhancing managerial soundness.

Status of Reinforcements to Corporate Governance and Risk Management System

As a means to achieve greater effectiveness and efficiency in business operations and higher reliability in financial reporting, as well as to ensure company-wide legal compliance, Nippon Steel has reinforced its corporate governance and risk management system as follows.

Effectiveness and efficiency

In order to secure effectiveness and efficiency in business operations, matters of great importance to the management of Nippon Steel and the Nippon Steel Group are determined by the Board of Directors (who meet once or twice a month) after deliberation at the Corporate Policy Committee attended by the Chairman, President, Executive Vice Presidents and others (normally held once a week). As deliberating bodies subordinate and antecedent to the meetings of the Corporate Policy Committee and the Board of Directors, a total of 16 company-wide committees have been established and operate according to specific purposes. They include the Ordinary Budget Committee, the Investment and Finance Committee, the Fund Management Committee, the Technology Development Committee and the Environmental Management Committee.

Business operations mandated by the Board of Directors and other committees are promptly implemented by the directors responsible for the operations and the general managers of the relevant divisions under the direction of the Representative Director and Chairman and the Representative Director and President. Concurrently, in order to establish a system of internal checks, Nippon Steel stipulates in its corporate regulations the organizational authorities, the persons in charge, and the appropriate business operating procedures.

Handling of information

With regard to the handling of information, which is an important management resource, Nippon Steel is prepared to fully utilize computers and other systems in order not only to make available necessary and sufficient information for management purposes, but also to transmit such information both within and outside the Company. At the same time, to protect confidential information, the Company has taken various security measures, such as specifying the responsible persons according to the level of information, classifying information according to level of confidentiality, and taking steps to restrict unauthorized access from outside.

Governance of financial matters

The key concept underlying the governance of financial matters is that thoroughgoing, autonomous and strict management is to be practiced by the general manager of each division in accordance with the relevant corporate regulations and manuals, such as the Basic Rules on Financial Accounting. At the same time, the financial division at the headquarters regularly monitors all transactions managed by each division in order to confirm the effectiveness of controls, the adequacy of asset valuations, the reliability of financial reporting, and other matters.

From the viewpoint of ensuring transparency of management, Nippon Steel has conventionally emphasized the dissemination of information by means of IR activities, websites and other means. Now, stress is also placed on the accurate and timely disclosure of information, as represented by efforts towards greater agility in announcing financial results, implemented from fiscal 2001 results, and the quarterly disclosure of corporate performance, started from fiscal 2004.

Compliance with laws and regulations

Regarding compliance with laws and regulations, for the sound development of society and the market economy, each individual member's behavior with good common sense following a code of conduct is perceived by Nippon Steel to be very important. Thus, Nippon Steel has endeavored to thoroughly inform all employees, via messages from the top management and regular legal education programs, that legal compliance and fair business practices are a fundamental policy of the Company.

Since Nippon Steel is a "product-making" company with many production floors, the concept of autonomous line control that places prime importance on the production floor has traditionally been a root element in the Company's operations. Accordingly, Nippon Steel requires that the autonomous management of each division by a director responsible for operations should serve as the basis for managing the individual risks involved in capital management, asset utilization, individual transactions, accidents and disasters and other general corporate matters. In line with this policy, the head (or general manager) of each division must strive to prevent any illegal business activity from occurring. At the same time, whenever the head recognizes an illegality or an activity of questionable compliance, the head is obliged to report it immediately to the internal audit division (General Administration Division).

Internal audits

For the execution of internal audits, Nippon Steel has established a "Risk Management Committee" that is chaired by the Executive Vice President in charge of general administration. While sharing information with corporate auditors, the Risk Management Committee periodically checks for adherence to the risk management and internal control system and for necessary improvements thereto. At the same time, it examines new tasks ahead and, when necessary, instructs the responsible division to work out specific solutions and reviews their progress. These are Nippon Steel's endeavors on a daily basis to enhance its internal audit.

Help line system

Further, Nippon Steel has established a help line system (Corporate Life Consulting Room) that offers personal consultation to its employees and their families in the performance of their company responsibilities.

Risk management system of the entire Nippon Steel Group

In addition, in order to strengthen the risk management system of the entire Nippon Steel Group, each company within the Group has designated a person to be responsible for risk management. This facilitates the sharing of related information and the implementation of stepped-up measures between Nippon Steel and each of the group companies.

Crisis Management

Furthermore, Nippon Steel is prepared to immediately call upon its Crisis Management Team—consisting of corporate auditors, outside attorneys and the President who serves as its director—to handle emergencies that threaten to seriously affect corporate management of Nippon Steel or the Nippon Steel Group. In so doing, the company is prepared, even at an early stage, to promptly take any steps necessary to minimize damage or adverse consequences.

Nippon Steel President Akio Mimura discusses events in the first year of the Medium-Term Consolidated Business Plan.



Q. How is the business environment today for steelmaking business?

A. In addition to a recovery in private sector investment, we are seeing a gradual recovery in consumer spending, and this is supporting a general economic recovery. Strong overseas demand for Japanese automobiles, shipbuilding and industrial machinery industries is creating greater demand for steel at home, and demand for steel products from East Asia, and China in particular, continues to be robust as well.

In 2003, our crude steel production surpassed the previous year's total by 240,000 tons, reaching 30,140,000 tons, the first time we have exceeded the 30 million mark since fiscal 1980. While demand for steel products from China helped to drive up steel product prices both at home and overseas, the rapid increase in demand also squeezed supplies of raw materials, fuels and shipping, pushing these costs up to levels not seen for some years.

Q. How would you evaluate the business results in fiscal 2003 of the Medium-Term Consolidated Business Plan in its first year?

A. We took various measures in the past year to respond to the current business environment, in particular, measures to improve our selling price and stabilize our sources of raw materials and fuels. Another plank of our Medium-Term Consolidated Business Plan calls for reducing our operating costs, and we made efforts in this regard as well. The result was a good start on our goal of improving profitability around our core steelmaking business, with consolidated ordinary profits of ¥172.8 billion, an increase of ¥103.9 billion over the previous fiscal year.

On the other hand, in September 2003, we had the gasholder explosion at our Nagoya works, which caused major inconvenience and concern to our steel customers and associates in the region. In April 2004, a new gasholder with the most advanced safety and disaster prevention features was started and is now under full operations, and from now on, we will work to further strengthen safety and disaster prevention measures by utilizing the lessons learned.

Q. Please tell us about Nippon Steel's financial strategies and issues for the future.

A. Starting in fiscal 2005, disclosure of impairment on fixed assets will become a standard accounting requirement in financial statements, but in an effort to make our financial position more transparent, we began applying this rule in fiscal 2003, posting a special loss of ¥60 billion. With this, we finished meeting the requirements imposed by a series of changes in the accounting standards. We also made good progress on reducing interest-bearing debt, moving ahead of the Medium-Term Consolidated Business Plan schedule, and worked successfully to achieve other goals as quickly as possible so that the Company can meet its target of establishing a future financial position that is impeccable by international standards. In fact, we are now striving to improve profitability and to strengthen the financial structure so that we can exceed the goals of the Medium-Term Consolidated Business Plan.

Q. Could you explain the dividend policy?

A. We have always had a stable dividend policy, but after fiscal 2004, dividends will be awarded based on consolidated performance during the term.

Q. What are your business expectations for fiscal 2004?

A. In fiscal 2004, we expect the Japanese economy to continue on a course of recovery, with growth in demand for steel products centered primarily in the manufacturing sector. It also appears that East Asia will continue to experience robust demand for steel products. While the supply and demand structure for global steel products continues to undergo change, Nippon Steel has the benefit of a strong domestic market. Against this backdrop, Nippon Steel will

continue to apply its technical capability to the strategic development of high value-added products for overseas markets, while at the same time striving to make its pricing more competitive. Additionally, we will keep working on measures to protect against supply shortfalls and price hikes and make efforts to reduce costs and improve profitability.

Q. What are your plans for business areas other than steelmaking?

A. Other than steelmaking, we have areas such as engineering, new materials, urban development, system solutions and chemicals. We are working to improve our operational efficiency in all of these areas, and we aim to achieve the goals of the Medium-Term Consolidated Business Plan, maximizing the development of business opportunities in each category.



Medium-Term Consolidated Business Plan

Nippon Steel is now in the process of implementing a Medium-Term Consolidated Business Plan (covering fiscal 2003 through fiscal 2005) designed to secure stable income and strengthen management infrastructure. In fiscal 2003, we made a favorable start, and in fiscal 2004, the second year of the Medium-Term Consolidated Business Plan, we will devote ourselves fully to working to further improve the international competitiveness and the profitability of our business operations, including our core steelmaking business. We will also target the early establishment of a solid financial structure in order to achieve good results over the course of the Medium-Term Consolidated Business Plan.

Consolidated Financial Targets

	2002	2003 (Actual results)	2004 (Estimated)	2005 (Planned)
Ordinary profit	¥68.8 billion	¥172.8 billion	¥200.0 billion	Approx. ¥250 billion
Ratio of ordinary profit to sales	2.5%	5.9%	6.5%	Approx. 9%
Ratio of operating profit to total assets	2.6%	5.3%	Approx. 6%*	Approx. 9%
Balance of interest-bearing debt	¥1,871.9 billion	¥1,561.2 billion	¥1,500.0 billion	Approx. ¥1,600 billion
Shareholders' equity	¥789.4 billion	¥938.5 billion	¥1,028.5 billion*	Approx. ¥1,000 billion
Debt/equity ratio	2.37	1.66	1.46*	1.6
Net sales	¥2,749.3 billion	¥2,925.8 billion	¥3,090.0 billion	Approx. ¥2,900 billion

*The projected base under consideration of dividend deduction of fiscal 2003 and fiscal 2004 (estimated)

Cost Improvement Progress in the Steelmaking Business (Base Year: Fiscal 2000)


FY 2000
FY 2001
FY 2002
FY 2003
FY 2004 (Estimated)
FY 2005 (Planned)
0
50
100
150
200
250
300
350 (¥ billion)

Products and Services at a Glance

	Consolidated Sales (2004*: ¥2,925.8 billion)	Consolidated Operating Profit (2004*: ¥224.46 billion**)
Steelmaking and Steel Fabrication	¥2,156.9 billion 73.7%	¥189.7 billion 84.5%
Engineering and Construction	¥293.1 billion 10.0%	¥4.3 billion 1.9%
Urban Development	¥120.8 billion 4.1%	¥13.5 billion 6.0%
Chemicals and Nonferrous Materials	¥275.7 billion 9.4%	¥12.6 billion 5.6%
System Solutions	¥150.8 billion 5.2%	¥9.1 billion 4.1%
Other Businesses	¥73.6 billion 2.5%	–¥4.3 billion –1.9%

Steelmaking and Steel Fabrication





Engineering and Construction





Urban Development





Chemicals and Nonferrous Materials





System Solutions





Other Businesses





* Year ended March 31, 2004
Business sector-wise ratio of sales to customers

** The elimination of intersegment transactions accounts for 1.5%.

Nippon Steel's steelmaking and steel fabrication operations employ some of the most advanced technology in the world, enabling them to offer a great variety of hi-tech welding and processing solutions and placing its products in high demand in fields where highly processed, corrosion-resistant steel and steel with high-strength welds are required.

Nippon Steel's 10 steelworks are situated across Japan, from Hokkaido to Kyushu, operating as steelmaking plants, customer service bases and R&D centers. Moreover, today these same locations are being repurposed as recycling centers, taking advantage of the excellent potential of the steelmaking business to lead in the movement to create a recycling-based society.

Steel Products

- Sections (rails, sheet piles, H-beams, other shapes; bars, bars-in-coils, low-carbon wire rods, high-carbon wire rods)
- Flat-rolled products (heavy plates, medium plates, hot-rolled sheets, cold-rolled sheets; tinplate, tin-free steel, galvanized sheets, other metallic coated sheets, prepainted sheets; cold-rolled electrical sheets)
- Tubulars (seamless, butt-welded, electric-resistance welded, electric-arc welded, cold-drawn, coated pipe and tubes)
- Specialty steel products (stainless steel, machine structural carbon steel, structural alloy steel, spring steel, bearing steel, heat-resistant steel, free-cutting steel, piano wire rods, high-strength steel)
- Secondary steel products (H-beam bridges, steel segments, gratings, PANZERMAST, vibration-damping sheets and plates, NS Louver, columns, welding materials, drums, bolts/nuts/washers, wire products, OCTG accessories, building and civil engineering materials)

Pig Iron, Steel Ingots and Others

- Steelmaking pig iron, foundry pig iron, steel ingots, slag products, cement

Businesses Incidental to Steelmaking and Steel Fabrication

- Design/maintenance/installation of machines/electrical equipment/measurement apparatuses, marine transport, port/harbor transport, land transport, loading/unloading, warehousing, packaging, material testing/analysis, measurement of working environments, surveys on technical information, operation and management of various facilities, security services, coal, services related to documentation of raw materials import

---

Since it was founded in 1974, Nippon Steel's Engineering Division Groups have applied plant technology, process know-how and construction capability accumulated from its steelmaking operations and materials to various related fields of business both within Japan and overseas, including iron and steelmaking, environmental and energy developments, and social capital development, including bridge building, waterworks, pipelines and building construction projects.

- Iron and steelmaking plants, FA/distribution plants, rolls, industrial machinery, industrial furnaces, material recycling and environmental restoration solutions
- Environmental plants, waterworks and water treatment facilities
- Energy facilities, chemical plants, storage tanks, on-land and offshore pipelines
- Various energy-related solutions, offshore structure fabrication/construction, civil engineering work, bridge fabrication/erection, pipe piling work
- Building construction, steel frame construction, trusses, standardized buildings, seismic isolation and anti-vibration devices
- Urban redevelopment-related solutions
- Iron and steelmaking plant construction engineering, operating assistance, steelmaking know-how provision

---

Nippon Steel does not consider its works to be mere production facilities. For more than 100 years it has integrated its plant operations with surrounding towns and cities, viewing each location as a place where culture and creativity develop on a day-to-day basis. Today Nippon Steel City is actively utilizing the long-accumulated know-how, products and network in the development of new urban projects.

- Urban development, condominiums, real estate

Nippon Steel's Chemicals and Nonferrous Materials had their beginnings in carbon chemistry, but today they encompass advanced products spanning a large range of materials, including those for electronics, where Nippon Steel Chemicals, Co., Ltd. holds a significant share in the world market. Demand for new materials continues to grow, leading the Company from "Chemical Operations" into "New Materials Operations," where Nippon Steel is developing the market for advanced and highly popular titanium products, which are lightweight, strong and non-corrosive.

- Coal tar, ammonium sulfates, coke, chemical products, electronic parts
- Rolled titanium products, aluminum products
- Fine ceramics products, ferrite materials, rolled metallic foils, metal catalyst carriers for cleaning automotive emissions, carbon-fiber composite products, semiconductor bonding wire, power supply equipment for electronic devices

---

Nippon Steel Solutions, Inc. utilizes the Company's experience and IT capabilities to work as a system integrator providing free-standing, open-system solutions to user needs.

- Engineering and consulting services pertaining to computer systems

---

Utilizing know-how accumulated from steelmaking and the Company's steelmaking infrastructure, Nippon Steel supplies wholesale electricity to local power companies from its five works.

Power Supply

- Power supply

Services and Others

- Theme parks (operation of space-oriented training facilities and exhibition booths, amusement facilities)
- Energy (geothermal steam, hydrogen gas)
- Financing/insurance (money leasing and operations, non-life insurance brokerage)
- Others (planning of training courses, retail sales, food)

File No. 82-5175

Steelmaking and Steel Fabrication



The No. 2 blast furnace at the Oita Works
With realignments completed in May 2004, the No. 2 blast furnace at the Oita works is the world's largest in volume. Its high production capacity has reduced the need for scrap purchases, further lowering operating costs.



The No. 4 blast furnace at the Kimitsu Works


1800毫米冷轧合资合同签字仪式

The signing ceremony for the joint venture agreement with Baoshan
Arcelor participation in a joint venture business with Baoshan was decided. From May 2005, we will ship high-grade automotive steel sheet to facilitate the rapid increase in Chinese automobile production.

Business Review

Nippon Steel is a world leader in steelmaking technology for high-grade steel products such as fabricated, non-corrosive steel and steel requiring high-strength welds. It is widely recognized for its numerous technological innovations in steel welding and fabrication.

Nippon Steel's 10 works are situated across Japan from Hokkaido to Kyushu, operating as steelmaking plants, customer service bases and R&D centers. Moreover, today these same locations are being repurposed as recycling centers, taking advantage of the excellent potential of the steelmaking business to lead in the movement to create a recycling-based society.

Operational Review for Fiscal 2003

Strong demand for steel products in China's construction sector, coupled with tight steel product supplies in East Asia, contributed to a recovery of the iron and steel market in fiscal 2003. Increased marine transport to China likewise impacted the shipbuilding sector, and the Japanese automobile industry's healthy overseas exports, particularly to the U.S. and Europe, further benefited the domestic steel industry in fiscal 2003.

Sales of steelmaking and steel fabrication segment increased by ¥176.1 billion (or 9%) over the previous year due to price strengthening and increased quantity.

Segment Performance (Consolidated) (Billions of Yen)

	2001	2002	2003
Sales	1,828.2	1,980.8	2,156.9
Operating Profit	23.4	112.8	189.7

Sales of Iron and Steel Products by Type of Products in 2004 (Non-consolidated)
Total ¥1,557.3 billion


Pig iron, steel ingots, others 1.4%
Secondary steel products 1.3%
Sections 10.9%
Specialty steel products 20.0%
Tubulars 4.6%
Flat-rolled products 61.6%

At the same time, demand in China also drove up the cost of raw materials, fuel and transportation, accounting for a cost increase of ¥65.5 billion for the year ended March 31, 2004 (fiscal 2003). This impact will be even more pronounced in the coming fiscal year and has raised the considerable prospect of price improvement. Cost reductions of ¥35 billion were achieved in fiscal 2003, surpassing the Medium-Term Consolidated Business Plan.

Blast furnace Realignments at Kimitsu Oita Works

Nippon Steel initiated its first medium-term business plan in 1987, which called for taking blast furnaces offline at four works, marking a first effort at rationalization in Japan's steel industry. In 1997, following the collapse of the Asian financial markets, the world market for steel experienced a glut due to production overcapacity. Efforts in Europe and the U.S. to restructure their steel industries in response to these developments were far predated by Nippon Steel's efforts.

Since the worldwide restructuring of the industry, China has emerged as a major buyer of steel, and domestic and foreign steelmakers have been producing steel products at high rates.

For Nippon Steel, these high rates of production have put a strain on the capacity of inefficient blast furnaces and forced the purchase of large amounts of scrap, which has cut into profits.

From 2003 to 2004, the No. 4 blast furnace at the Kimitsu Works and the No. 2 blast furnace at the Oita Works were refitted at a cost of over ¥20 billion each. In May 2003 and April 2004, the realignment was completed. These furnaces, reborn with the most advanced features, are now the largest (Oita) and second largest (Kimitsu) furnaces in volume in the world.

Agreement on Automotive Sheet Steel JV in China

The automobile industry in China has grown rapidly in recent years, and in 2003, vehicle production surpassed four million, making it the fourth largest automobile manufacturing country in the world. Growth in China's automobile industry is certain to continue at a rapid pace, meaning that demand for high-grade steel sheet will also rise. Steel sheet specifications for auto-

West Angeles Project

Nippon Steel forms joint venture iron ore development project with Rio Tinto. Comprehensive tie-ups with Rio Tinto and long-term development contracts with Rio Doce are two ways in which Nippon Steel is working on the issue of tight steel raw material supplies over the medium-term.





Transport of Raw Materials

Joining up with Mitsui Marine to establish a 300,000-ton shuttle for raw materials from Brazil, and partnering with Rio Tinto to combine shipments for greater efficiency, Nippon Steel is working to stabilize transport options in a tight shipping market.





◇ Iron and Steelmaking Flow


Coal
Pulverized-coal injection
Coke plant
Iron ore
Limestone
Sintering plant
Blast furnace
Torpedo car
(hot metal pretreatment)
Continuous casting
Basic-oxygen furnace
Slabs
Blooms
Billets
Carrier
(heat insulating)
Continuous descaling and cold-rolling mill
CAPL
ETL
CGL
EGL
Pickling line
Cold strip mill
Continuous annealing line
Hot strip mill
●Hot-rolled sheets and coils
●Electrolytic tinplate
●Cold-rolled sheets and coils
●Galvanized sheets and coils
●Electrical sheets
●Spiral pipe and tubes
●Electric resistance-welded pipe and tubes
●Butt-welded pipe and tubes
●UO pipe
Plate mill
●Plates
Slabs for flat products
Section mill
●H-beams
●Shapes
●Sheet piles
●Rails
Blooms and billets for sections
Billet mill
Billet
Bar mill
Wire-rod mill
●Wire rods
●Bars
Seamless pipe mill
●Seamless pipe and tubes

File No. 82-5175

mobiles are particularly strict, and at present, most of the product used in China is imported from Japan.

In December 2003, Nippon Steel agreed to a joint venture with Baoshan, China's largest steel manufacturer, to produce and sell automotive steel sheet. Nippon Steel's global partner Arcelor participates in the same venture. The new JV aims to provide high-grade steel sheet to Japanese and European manufacturers following the launch in 2005.

Procurement of Raw Materials

The rapid growth of China's economy and the concurrent growth in demand for steel has caused a spike in the price of materials worldwide. The run-up in prices is affecting not only iron ore, but coal, scrap, alloys and freight costs, as well. Due to these factors, Nippon Steel incurred higher costs of ¥65.5 billion in fiscal 2003 and expects additional costs of ¥170 billion in the coming fiscal year.

The severe competition for raw materials procurement, and the years required to develop new sources and supply lines, are of great concern to steelmakers the world over.

In order to secure its production materials, Nippon Steel holds long-term purchase contracts and rights to mining production, but in the past year, it has taken further measures to shore up supplies. These are:

- China—participation in JV to produce coke in Tianjin
- Australia—a comprehensive tie-up with Rio Tinto
- Brazil—Long-term ore contract with Rio Doce
- Introduction of 300,000-ton regular carrier with Mitsui Shipping

Solutions for New Steel Products

Nippon Steel researches not only steel products and materials, but also utilization technology in fabrication and welding, which it has prepared in the same research laboratories. Nippon Steel provides customers solutions in all areas of steel product usage. Today Nippon Steel is pushing the frontiers of steelmaking technology, overcoming hitherto impossible challenges as it discovers fabrication processes for high-strength flat-rolled products and creates flat-rolled products that are resistant to ever-higher degrees of heat.

HTUFF® High Strength Heavy Plates

A traditional problem with steel welds is that welding temperatures above 1,400 degrees C cause the crystallization and weakening of the steel nearest the heat source (HAZ). This has placed major limitations on the effectiveness of one-pass, large heat-input welding techniques.

In April 2004, Nippon Steel was awarded the Ichimura Industrial Prize for its breakthrough HTUFF® technology. HTUFF distributes high concentrations of oxide and sulfide nano-molecules into the HAZ; these molecules, which inhibit the growth of crystals, preserve the HAZ from the damaging effects of large heat-input. HTUFF® products are appearing in more applications each year.

◆ Spread of HTUFF® Heat Tolerant Heavy Plates

Shipments over 288,000 tons


Aggregate shipping volume/ton
300,000
250,000
200,000
150,000
100,000
50,000
0
Line pipe
Bridges
Offshore Structures
Building Construction
Shipbuilding
1999
2000
2001
2002
2003

◆ HTUFF®, for Retarding Grain Growth


Plate gauge 60mm
Large heat-input welding
HTUFF
Conventional Steel

◆ **Locations of Steelworks and Products**


Crude Steel Production
(Fiscal 2003)
Blast furnaces
Sheets
Electrical sheets
Tubulars
Plates
Shapes
Wire rods
Bars
Muroran
(Hokkai Iron & Coke Co., Ltd.)
Crude Steel Production
1,442 thousand tons
Nagoya
Crude Steel Production
6,016 thousand tons
Kamaishi
Hirohata
Crude Steel Production
1,171 thousand tons
Hikari Pipe & Tube Division
Tokyo
Kimitsu
Crude Steel Production
9,569 thousand tons
Sakai
Oita
Crude Steel Production
7,796 thousand tons
Yawata
Crude Steel Production
3,912 thousand tons
(Thousand tons)
30,000
25,000
20,000
15,000
10,000
5,000
0
25,620
27,837
26,140
29,902
30,146
FY 1999 2000 2001 2002 2003

Crude Steel Production (Non-consolidated)

Launching of Nippon Steel & Sumikin Stainless Steel Corporation (NSSC)

In October 2003, Nippon Steel and Sumitomo Metal Industries integrated their stainless steel businesses and launched Nippon Steel & Sumikin Stainless Steel Corporation (NSSC), creating Japan's largest stainless steel manufacturer. The two operations were merged to strengthen the business infrastructure of the companies, and the process of consolidating production facilities is now under way. In the first half year of operations, the new company achieved a profit.

Strengthened Alliance with Ispat Group in North America

Within the global supply network of Nippon Steel, the North American operation has a long history. It started in the early 1990s as a joint venture to supply automotive steel sheet. Nippon Steel's partner, Inland Steel, recently came under the umbrella of the world's number two steel producer, LNM Group, in the form of Ispat Inland Inc., but the alliance relationship with Nippon Steel continues. In October 2003, Nippon Steel agreed to provide strengthened technical cooperation and new product technology to Ispat Inland and the joint venture company, specifically for the production of high-tensile steel sheet.

◆ The Company's Global Network—Overseas Alliances


Arcelor
POSCO
3%
38%
Baosteel-NSC/Arcelor Automobile steel sheets
Cold-rolled 1.7 million t
CGL 0.8 million t
Nippon Steel
Tata
36%
61%
40%
50%
24%
I/N Tek
Cold-rolled 1.6 million t
I/N Kote
CGL 0.5 million t
EGL 0.4 million t
Sumitomo Metal Industries
Kobe Steel
UNIGAL
CGL 0.4 million t
SUS
Cold-rolled 1.0 million t
SNP
Electric-resistance-welded steel tubes 60,000 t
Strategic Alliances
Nippon Steel's Joint Ventures
(Percentages indicate voting right percentage)
Technological cooperation

SUS: Siam United Steel
SNP: Siam Nippon Steel Pipe

◆ Developments in the Asian Market


Overseas Offices and Branches ●
Beijing, Shanghai, Guangzhou, Bangkok
Singapore, Seoul, Taipei, Hong Kong, Hanoi
Ho Chi Minh City, Kuala Lumpur
JVs ★
•Baosteel-NSC/Arcelor (Automobile)
•Nantong Baogang-Nippon Steel (Steel bars)
•PATIN (Tinplate)
•BNBM Home Co., Ltd. (Steel housing)
Beijing
Seoul
Shanghai environs
Guangzhou environs
Taipei
Hanoi
Hong Kong
Bangkok environs
Ho Chi Minh City
Kuala Lumpur
Singapore
Development of Fabricating JV with leading user ★
•Wuxi TECO Electric & Machinery Project (electrical sheets)
•Tokyo Rope/FASTEN High-quality bar wire for suspension bridge supports (bar wire)
Development of sheet processing center ★
•Five locations in China (Dalian, Guangzhou, Shanghai, Dongguan, Shenzhen)
•Thailand (Bangkok)
•Vietnam (Ho Chi Minh City)
JVs ★
•SUS (Cold-rolled steel sheet)
•STP (Tinplate)
•SNP (Automotive pipe)
JV ★
•FUMIRA (Construction plating)
Building of automotive bar and wire export system ★
•TSK Wire

Primary Subsidiaries to Become Full Subsidiaries

Within the Nippon Steel Group, three primary subsidiaries play a key role in business operations. On August 7, 2004, it was announced that these companies—Nittetsu Steel Sheet Corporation, Nittetsu Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd.—will function as wholly owned subsidiaries. The companies will now submit marketing, production and R&D plans to Nippon Steel and work strategically with Nippon Steel in a business posture that allows for speedy implementation of necessary measures.

Restructuring of Steel Products Fabrication Operations

In an effort to strengthen the Group's position in the fabrication of steel products, the Company launched a JV with a can manufacturer of JFE Group, creating Japan Pail Co., Ltd. in January 2004. It also announced an agreement to create a bolt fabrication JV with Nakayama Steel Group. Called NS Bolten Co., Ltd., the new company was launched in August 2004.

Technical Cooperation

In April 2004, technical cooperation business was transferred from the Engineering Divisions Group to the Steelmaking and Steel Fabrication Division. This move will enable the Steelmaking and Steel Fabrication Division to develop domestic and overseas alliances that closely fit its operational strategy.

By the end of March 2004, Nippon Steel had undertaken a cumulative 1,259 steel technical cooperation projects for 166 companies in 50 countries. In fiscal 2003, Nippon Steel formed an agreement with Brazil's USIMINAS Co., Ltd. to create its sixth and largest technical cooperation project, and the Company will continue to actively pursue business development.


Usiminas Jornal
40
Avanço tecnológico
No mês de aniversário
de Ipatinga, a
Usiminas assina
novo contrato
de assistência
técnica com
Nippon Steel

USIMINAS cover page of in-house magazine

Engineering and Construction



Completion of Realignment of No. 2 Blast Furnace for Nisshin Steel Co., Ltd.

Overall costs were minimized by carefully integrating renovated parts with existing parts that were still sound, and by expanding the percentage of existing parts that were retained. State-of-the-art technology was used in the charging system, which is the heart of the blast furnace system. The renovated furnace was quickly brought on line after it was fired up on November 17, 2003, and it has since made an important contribution to production.





Establishment of Beijing JC Energy & Environment Engineering Co., Ltd.

In response to the growing need for energy conservation and environmental protection in China, Nippon Steel teamed up with leading market supplier Beijing ShouGang Design Institute to establish the Beijing JC Energy & Environment Co., Ltd., which will introduce coke dry quenching equipment and related technology to China's industry.

Perspective of PCB Treatment Facilities for Kitakyushu City

Nippon Steel utilized its depth and experience in waste management and the construction and management of similar chemical plants to function as the total engineering firm on this new PCB waste plant project. The new facility places emphasis on safety and environmental considerations.



Kwan-An Grand Bridge, South Korea

Boasting Korea's longest bridge central span, at 500 meters, the 900-meter Kwan-An Grand Bridge (suspension bridge) in Pusan was completed in January 2003.



Okayama Gas Co., Ltd. LNG Receiving Terminals

Japan's first LNG port for coastal shipping carriers required comprehensive use of the Group's broad capabilities. The new plant will have a dramatic impact on the distribution of LNG within the country.



Taipei Financial Center (Steel-structure work)

In October 2003, construction of the 101 story steel frame of the world's tallest building was completed in Taipei under the supervision of Nippon Steel. At 508m, the frame required 107,000 tons of steel sections, of which 70,000 tons was SM570 (60K-rated high-strength steel.)

NTT DoCoMo-Osaka Nanko Building (Steel-structure work)

In March 2004, Nippon Steel built the world's first full-scale cable tower atop the No. 2 DoCoMo Building, in the Nanko area of Osaka. Cable used for the tower was Nippon Steel's largest diameter NEW-PWS (499 strands of 7 mm diameter). SA440C-HF (60K-rated HAZ high-toughness steel) was adopted for the center column.



Business Review

Since the establishment of the Engineering Divisions Group in 1974, Nippon Steel has applied its facility technology, capabilities, operational know-how and materials experience to the construction of diverse building construction, iron and steelmaking, energy-related plants, bridges, waterworks, pipelines and social capital improvement construction projects, both in Japan and overseas.

Currently, Nippon Steel is advancing into new areas of business under the triple theme of "Three Solutions: Environment, Energy & Urban Renewal."

Operational Review for Fiscal 2003

While the reduction of domestic public investment projects continued to make for a difficult work order environment, Nippon Steel still managed to leverage its technical and development capabilities to win large orders, including a direct-melting system in Kitakyushu in the environmental field and the development business of Central Government Office Building No. 7 for the Ministry of Land, Infrastructure and Transport, the largest PFI project for building construction in the country. Nippon Steel is also active in energy solutions, including electricity retailing and wind power generation.

Overseas, the Engineering & Construction Division has continued to receive orders for Asia and Sakhalin for petroleum and natural gas development-related projects, which it received in the previous fiscal year. For steelmaking plants, the Engineering & Construction Division is actively developing marketing activities using a subsidiary.

Fiscal 2003 marked the 16th consecutive term that the Engineering & Construction Division has achieved positive figures.

Segment Performance (Consolidated) (Billions of Yen)

	2001	2002	2003
Sales	294.3	274.9	293.1
Operating Profit	9.9	2.4	4.3

Sales by Operating Field in 2004 (Consolidated)
Total ¥293.100 billion


Technical Cooperation
0.5%
Building Construction
23.6%
Plant and Environmental solutions
38.8%
Energy, Civil and Marine construction
37.1%

Steel Plant and Environmental Engineering

In the field of steelmaking plants, Nippon Steel established the subsidiary, Nippon Steel Plant Engineering (Shanghai) in April, and joined with the Beijing ShouGang Design Institute in Beijing to form JV Beijing JC Energy & Environment Engineering Co., Ltd. Nippon Steel is aggressively developing its overseas operations, particularly in China, where growth has been most pronounced. This active posture will continue both in China, where investment prospects are excellent, and Japan, where signs of recovery in capital investment are also on the rise. Nippon Steel is emphasizing its speed and experience as a steel plant maker in responding to these opportunities.

In the field of environment-friendly plants, Nippon Steel is responding to environmental legislation and public works demands with increased PFI applications and larger direct-melting gasification plants. These new needs represent opportunities to combine the resources of Nippon Steel's network with its core technical and engineering know-how to provide environmental and recycling solutions that meet the unique needs of regional and local communities, and thereby contribute to the public good.



Seino Environmental Preservation Center/Waste Direct Melting/Recycling Systems (Shaft Furnace Gasification Type) Completed
Nippon Steel built the Seino Environmental Preservation Center (direct-melting waste gasification plant) for the Nishino Environmental Preservation Cooperative. The thermal gasification plant was completed in March 2004, and is the 18th such direct-melting gasification plant built by Nippon steel. (Capacity: 90t/day/per furnace.)



LNG Coastal Shipment Facilities
This LNG coastal shipment facility was ordered by Kitakyushu LNG Co., Ltd. and completed in August 2003. With a capacity of 1,000 tonnes, it has a turnaround time of approximately 6 hours. Coastal tankers have a promising future as an economical method of domestic supply, and their use is likely to expand.



Central Government Office Building No. 7
In April 2003, Nippon Steel won a place as a leading member of the consortium to build the largest Japanese PFI project. This urban redevelopment project for central government agencies and private offices will involve the planning, construction, and 15-year maintenance and management contract for the twin high-rise towers.



Hakata NS Building
As part of the continuing urban renewal of the old financial district in Hakata Ward, Fukuoka City, Nippon Steel has completed a new intelligent building. Nippon Steel's Kyushu offices and other Group companies are among the NS Building's new tenants.

Energy Facilities, Civil Engineering and Marine Construction

Nippon Steel's energy facilities, civil engineering and marine construction relating to natural gas—the clean, earth-friendly fuel—take on all phases of initiative. At the production level, as the sole Japanese marine contractor in Southeast Asia, it has worked on numerous large-scale gas drilling platforms and undersea pipeline construction projects, and at the receiving, storing and delivery level, it has built LNG receiving terminals and constructed Japan's first natural gas liquefaction base. Along with innovative projects like these, it continues to construct LNG pipelines and satellite bases supporting lorry transport, and for coastal shipping, it is Japan's very first coastal tanker that is used as secondary transport, representing expertise in both the hardware and software systems. This is a logistical solution that accompanies Nippon Steel's technical contributions to the field.

With the Sakhalin-1 pipeline project, Nippon steel continues to advance its LNG work overseas, even as it pursues a new project using LNG in a thermal electric delivery system designed to benefit supply and consumption needs.

Where construction and improvement of social infrastructure is concerned, Nippon Steel's iron and steel structure technology is contributing to projects both in Japan and overseas. Developments include port and coastal facilities and bridges of various types; installation, replacement and repair of water-pipe projects; and sewage treatment systems. Nippon Steel is committed to pursuing business solutions of all kinds, an example being its efforts to develop the electricity retailing business. All of these projects bear the hallmark of Nippon Steel's philosophy of creating a recycling-based society.

For the future, Nippon Steel's focus on cutting-edge energy and marine technologies will take the form of advanced offshore wind power generation, next-generation bridges and hydrogen energy projects.

Building Construction

Nippon Steel has been an active participant in projects based on the private finance initiative (PFI) method, which has attracted considerable interest as a new approach to social capital development. It has also stepped up its involvement in the new construction market in response to demand for urban office building resulting from the revitalization of the real estate liquidation market. Winning a bid to participate in the Central Government No. 7 Office Project, the country's largest PFI project yet, was a major success in this regard. Nippon Steel will continue to target differentiation from its competitors by further expanding its range of products and technologies—such as NS ECOPILE screw-in pipe piles, and seismic isolation and anti-vibration devices—that reflect its advanced capabilities as a steelmaker.



Otsu-Katsuhara Large-scale Redevelopment at Hirohata, Hyogo Prefecture
This large-scale redevelopment project is under way at Otsukatsuhara, the location of the former company housing of Nippon Steel's Hirohata Works. The project began in 1998 with the 440-unit "Fair Village Agamino" housing development, covering 11 hectares, and is continuing with a large-scale commercial development of 78,878m² of floor space on 71,011m² of land.



Big Orange/Garden Associe
This large-scale condominium is located in Sakae Ward in Yokohama. Just eight minutes' walk from Ofuna Station (five minutes from the North Exit, to be completed in 2006), the condominium will have 1,502 units. The first and second construction areas were completed in March 2004, marking the birth of a new town.

新日鉄都市開発

Overview

For more than 100 years, Nippon Steel has viewed its steelworks construction not as production sites alone, but as towns where everyday life happens and culture is born. Nippon Steel's 100%-owned company, Nippon Steel City Produce, Inc., promotes urban development and makes full use of the company's urban development know-how and network, accumulated over many years of operations. The business theme of "property value enhancement" is one applied to this field, where Nippon Steel is pursuing solutions to such commonly discussed issues as the development of old industrial sites in major cities, the post-bubble redevelopment of low-use and unused urban areas, and the revitalization of the 21st century legacy of densely populated urban areas.

Specifically, Nippon Steel is promoting condominium development in the Tokyo metropolitan and Osaka-Kobe areas and taking an active role in large-scale district development projects and urban redevelopment schemes throughout the country.

Segment Performance (Consolidated) (Billions of Yen)

	2001	2002	2003
Sales	130.8	105.1	120.8
Operating Profit	15.5	4.4	13.5

Operational Review for Fiscal 2003

Nippon Steel City Produce, Inc.'s development of condominiums benefited from strong sales in the Tokyo metropolitan area, with total sales increasing 10% over the previous year. Development of large-scale idle land under way in Yawata (Kitakyushu City), Hanada (Sakai City) and Otsu (Himeji City) are all developing as envisioned.

Sakuragaoka Isaac Hiyoshi

One example of Nippon Steel's "property value enhancement" business is the "Green Town" development rising on the site of the former Nippon Steel Advanced Technology Research Laboratories in Kawasaki City.

Located on the Tokyu Toyoko Line, this large-scale, 346-residence project began in 1995, and the first nine model homes were open for showing in September 2003. The public showed immediate appreciation for the work of the newcomer, Nippon City Produce, Inc., to the urban housing market: the stated effort to build something "completely new and unique," a town that offered "environment, health and security" while preserving the original Zelkova and cherry trees, had immediate public appeal. Water-permeable roads paved with nitrogen-oxide-absorbing materials and wood chips, 1.5m-wide green belts along all drives, an 8,000m² park, a 24-hour ventilation system, a 24-hour security patrol system (the first in the Tokyo metropolitan area)—these amenities added to the attraction of a development unlike any in Kanagawa Prefecture or, in its comprehensive design, the country as a whole. For this reason the project has earned government certification as "environment-symbiotic housing" (in the housing project category).

Chemicals & Nonferrous Materials



Stainless foil in a hard disk drive

Major product of the Electronic Materials Business, "ESPANEX"

ESPANEX in a cellular phone

Nippon Steel's operations in chemicals and nonferrous materials are part of the chemicals business, which began with coal, a requirement of the steelmaking process, but now span many products, including electronic materials, where it holds a large share of the world market. With even greater application potential than steel, the chemicals, new materials and titanium business—including lighter, stronger, non-corrosive titanium—offer a growing opportunity for business.

Segment Performance (Consolidated) (Billions of Yen)

	2001	2002	2003
Sales	326.1	346.2	275.7
Operating Profit	10.3	13.4	12.6

Chemicals

新日鐵化学 Nippon Steel Chemical Group

Business Review The main activities of Nippon Steel Chemical Co., Ltd. are basic chemicals, which integrate the manufacture of coal, chemical and petrochemical products that it produces with coal tar, coke oven gas and other by-products of the steelmaking process. In recent years, functional products have shown solid growth in sales. One, ESPANEX, has taken a dominant share of the world market for materials for flexible printed circuit boards. In 2003, Nippon Steel Chemical Co., Ltd. became a wholly owned subsidiary of Nippon Steel, and thus further strengthened the strategic sharing of information and technology as a Group company

Operational Review for Fiscal 2003 After becoming a wholly owned subsidiary of Nippon Steel in July 2003, Nippon Steel Chemical Co., Ltd. ended its operations in plastic molding and printed circuit boards and strengthened and enhanced its earnings in the industrial gas and tar markets through mergers with other companies. These moves improved its earnings structure and positioned its operations squarely in high-growth sectors. With its ESPANEX adhesive-free, double-layer, copper-clad laminated (CCL) sheets holding over half of the market share for laminates used in plasma displays and cellular phones, ordinary profit in the electronic materials business grew to approximately one-third (¥900 billion) of total ordinary profit. With steady increases in production capacity, profitability will be seen to increase further

New Materials

Business Review Nippon Steel's search for all kinds of materials with useful applications has taken it well beyond the realm of the steel industry. This year

ESPANEX Growth Capacity

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Capacity (million m^2/year)	1.2	1.8	3.0	4.0	5.5	7.0	8.5	11.5
Lines	2	3	3	4	5	6	7	9

◆ New Materials Business

Nippon Steel
- Metal foil, metal catalyst carriers, CMP pad conditioners
- Fine ceramics
- Microball bumping

Affiliates
- Nippon Micrometal Corporation
- Nittetsu Micrometal Corporation Philippines
- Nippon Micrometal Corporation Malaysia Representative
- Hangzhou New Material Chroma Co., Ltd.

(Semiconductor bonding materials)

- Nippon Steel Composite Corporation (Carbon fiber composites)
- Nippon Steel Graphite Fiber Co., Ltd. (Pitch carbon fiber)
- Micron Co., Ltd.
- Harimic Malaysia Sdn. Bhd.

(Spherical filler powders)

- Yutaka Electric Mfg. Co., Ltd.
- Yutaka Electronics Co., Ltd.

(Power supply equipment and related products)

Technical Development Bureau

Advanced Technology Research Laboratories
- Ceramics & Metals Research Lab.
- Materials Characterization Research Lab.
- Surface & Interface Research Lab.



Microball bumps



Temple with titanium roof (Koetsuji Temple)
The concept and activities of spreading the use of titanium in shrines, temples and Buddhist pavilions has resulted in new area designs, including this one, which earned a "Good Design Award" in 2003.

marked the twentieth anniversary of the founding of the Company's New Materials Division, which has worked hand in hand with affiliated companies to develop this business area.

Nippon Steel's capabilities in analysis, simulation, structural control and welding & joining have been applied to the development of countless advanced materials, parts, devices and processing methods. In the development of technical innovation for the creation of material solutions, Nippon Steel is a leader, with noteworthy contributions in the fields of semiconductor and electronics miniaturization and high-density, high-performance electronics materials.

Operational Review for Fiscal 2003 Nippon Steel's bonding materials for semiconductor circuits and other unique technologies for the semiconductor and electronics industries have given its products a large share of the market for new materials. The New Materials business promoted the provision of solutions and actively responded to the need to reduce environmental loads in order to provide customer satisfaction. As a result, this segment grew steadily in parallel with the recovery of the semiconductor market.

Nippon Steel's unique microball fabrication technology, which evenly embeds bumps of less than 100 microns diameter in a semiconductor surface, has received high praise from the industry for its applicability in the bonding of high-density flipchips. Volume production of microball laminates is set to begin soon.

Titanium

Business Review Nippon Steel inaugurated the titanium business in 1984 with the aim of starting titanium rolling as a new business utilizing production equipment/technologies and know-how gained from steelmaking operations. Titanium is lightweight and strong, and highly corrosion resistant and formable, making it ideal for applications in chemistry, power generation and airplanes. In recent years titanium has increasingly been applied to daily-use items, such as eyeglasses, and even in automobile mufflers. Nippon Steel has also been successful in promoting titanium as a construction material, where its corrosion resistance and anodically oxidizing decoration have made it increasingly popular.

Operational Review for Fiscal 2003 Despite a decline in domestic shipments of rolled, drawn and extruded titanium products, Nippon Steel's shipments remained steady due to aggressive efforts to develop new markets for the material, including use as construction material, in automobile mufflers and in consumer products.

Noteworthy were applications of titanium in the construction materials field, both in Japan and overseas. The Kyushu National Museum (Dazaifu City, Fukuoka Prefecture) will become the largest structure in the world to use anodically oxidized titanium roofing, and China also purchased the material for the Chinese National Grand Theater in Beijing. In October 2003, a "Good Design Award" was earned for the "Titanium-Roofed Temple" project in Japan, which helped spread awareness of the material's diverse uses.

Nippon Steel will continue to respond promptly to needs both in Japanese and overseas markets for its new materials. In chemical and power generation, and where new needs and new markets arise, Nippon Steel will maintain its proactive business posture.

NS Solutions

Business Review

Based on system technologies long accumulated through its steelmaking operations, Nippon Steel launched its system solution operations, NS Solutions Corporation, in 1986. This subsidiary, of which Nippon Steel owns a 72% share, was listed on the first section of the Tokyo Stock Exchange in October, 2002.

Operational Review for Fiscal 2003

Since June 2002, overall sales in the information service market have remained flat, due to the very intense competition between vendors in the sector. In this severe business environment, NS Solutions won praise from its customers and improved its sales on a consolidated basis, but due to limited IT budgets among customers and the price reductions under intensified competition among vendors for IT business, ordinary profit fell below the level of the previous fiscal year. While the market environment is expected to flatten out in the coming fiscal year, Nippon Steel is preparing to approach new business opportunities and increase income.

Segment Performance (Consolidated) (Billions of Yen)

	2001	2002	2003
Sales	149.3	153.1	150.8
Operating Profit	10.5	9.7	9.1

NS Solutions' Services

Business Solutions

Manufacturing and Retailing Sectors The steel industry has been a forerunner in the development of systems integrating manufacturing and sales operations in the global market. Nippon Steel has applied its experience in designing, constructing and maintaining complex and large-scale business systems to provide solutions for clients in areas ranging from integrated information and global supply chain management (SCM) to corporate collaboration between companies.

Legacy Reengineering

The need to transfer information from old systems into new architectures is increasing. NS Solutions, which transferred the large and complex system on Nippon Steel's mainframe computer to an open platform, established the Legacy Reengineering Center in April 2004 to take full advantage of its expertise in this field.

For the Financial Sector Integrating well-developed mathematical expertise accumulated in the steelmaking business with its engineering capability as a large-scale IT user, NS solutions is providing a variety of advanced financial solutions, including deliberative dealing support, risk management and spread banking systems, along with structured finance.

For the Social and Government Sector IT systems used in the social and government sectors require applications and systems operation technologies that ensure expected results and support improvement of information infrastructure through services such as consultation and IT constructing systems, as well as operations and maintenance, and in doing so, effectively control operational costs, while maintaining high standards of security.

Platform Solutions

NS Solutions has earned the respect of its customers as an open systems integrator by virtue of its ability to develop and supply highly sophisticated systems infrastructure to meet mission-critical needs within tight time frames.

Business Services

From planning, design and development to operations and maintenance, NS Solutions provides outsourcing services, server hosting and network diagnosis, design construction and monitoring, and other services to meet all the IT needs of its clients.

Other Business Activities

Electric Power Generation, Services, and Other Businesses

Nippon Steel supplies wholesale electricity to electric power companies from its steelworks at Hirohata, Yawata, Kamaishi, Muroran and Oita.

Segment Performance (Consolidated) (Billions of Yen)

	2001	2002	2003
Sales	61.2	79.0	73.6
Operating Profit	1.4	(2.1)	(4.3)

Technical Develo[pment]



For Nippon Steel, which is committed to providing its customers with the world's premier materials and solutions, technical development capability is of the essence. Steelmaking technology is a crown jewel of metallurgy, but beyond that, it is also an integration of various kinds of technologies. For many years, the Company has stood at the forefront of Japan's steel industry, introducing the most advanced equipment and designing and maintaining its own very large, highly specialized machines and equipment. It is a developer of original technology, and it is likewise a high-tech producer of machinery, electronics, civil engineering, water treatment, and furnace architecture. This technology has helped it not only to advance its iron and steel products and steel fabrication systems technology, but also to launch new businesses in chemicals, nonferrous metals, and new materials.

	Research and Development Costs (Consolidated)	Number of Researchers (Non-consolidated)
2003	¥35.3 billion	447
2002	¥35.8 billion	461
2001	¥35.2 billion	459

Research and Development System

Nippon Steel has a network of independent, long-established technology research laboratories around the country. Along with the Research and Engineering (R&E) Center, and R&D Lab. and research teams at each of the steelworks, these research centers form Nippon Steel's research network.

Research and Engineering (R&E) Center

The Research and Engineering Center applies basic iron and steel research to studies in steel processing and welding, as well as to equipment engineering for steelmaking.

Steel Research Laboratories

Although steelmaking has seen constant improvement through its long history, research and development is never completed. As steel frontiers expand, the demands on steel grow ever greater. Nippon Steel's steel research laboratories continue to make the "impossible steel" possible.

Advanced Technology Research Laboratories

These laboratories develop technologies with multiple applications in steel, advanced materials, energy and the environment. The results include products in advanced materials, such as microball bumps, and technology for hydrogen production systems and water treatment.

Environment & Process Technology Center

With capabilities in systems, measurements, FA and mechatronics, this center builds on steelmaking process technology to develop new technology for complete engineering solutions.

R&D Labs and Research Teams

Situated at each steelworks, the R&D Laboratory is made up of teams of researchers who also function as technical advisers to customers.

Technical Development Bureau

Technical Development Planning Div.

Steel Research Laboratories
- Steel Products Research Lab.-I
- Steel Products Research Lab.-II
- Surface Treatment Research Lab.
- Forming Technologies R&D Center
- Steel Structure R&D Center
- Welding & Joining Research Center
- Weldtech Center

Advanced Technology Research Laboratories
- Ceramics & Metals Research Lab
- Materials Characterization Research Lab.
- Surface & Interface Research Lab.
- Energy & Environment Research Lab.

Environment & Process Technology Center
- Energy & Environment Process R&D Div
- Ironmaking R&D Div.
- Steelmaking R&D Div
- Steel Rolling R&D Div.
- Refractory Ceramics R&D Div.
- Instrument & Control R&D Div.
- Plant Engineering Div.
- Mechanical Engineering Div.
- Systems & Control Engineering Div.
- Civil Engineering Div

R&D Labs at Steelworks and Research Teams

Steelmaking Technology Topics

•High-strength Enhanced-formability Steel	GA-TRIP	(Announced October 2003)
•High-strength Welded Steel	HAZ-resistant Steel	(Ichimura Award, April 2004)
•Hydrochloric Acid-resistant Steel	New S-TEN1	(Nikkei Superior Product Award, January 2004)
•Anti-corrosive Marine-resistant Steel	Weathering Steel for Use in Coastal Regions	(Ichimura Award, April 2000)

GA-TRIP

While efforts to reduce automobile exhaust emissions (CO_2) are resulting in lighter weight automobiles, safety in the event of a collision continues to be a foremost requirement as well, meaning that the sheet steel used in automobiles must be lightweight, formable and strong—a difficult set of conditions. Add to this the further difficulty of plating the sheet steel—a requirement to prevent corrosion—and the challenge becomes even greater.

In 2000, Nippon Steel won the Okouchi Award for its development of TRIP high-strength steel sheet, which answered the need for highly formable, impact-absorbing steel. In October 2003, Nippon Steel announced the development of GA-TRIP, high-strength coated sheet with TRIP plating characteristics. With GA-TRIP, the complex requirements of automotive steel sheet—enhanced formability, 590-780 MPa strength, and galvannealed steel sheet with superior anti-corrosion characteristics—are answered in a single, revolutionary product.


○ Residual Austenite
● Martensite

TRIP: Transformation-induced Plasticity
When residual austenite (soft) particles are put under strain, they transform into martensite, which resists necking and shows superior elongation.


(%)
45
40
35
30
25
20
15
10
Total Elongation
New product
Past sheet steels
300
400
500
600
700
800
900
Ultimate Tensile Strength
(MPa)

Steel-framed (NS-Box) Diaphragm

In cooperation with general contractors, Nippon Steel developed the steel-framed (NS-Box) diaphragm, which earned the Award of ENAA and the Infrastructure Technology Development Award prizes in 2003. The method inserts interlocking NS-BOX steel sections into the ground, creating a continuous prefabricated wall that requires less construction area, less soil removal, and substantially less construction effort overall.



Traffic in Bangkok, where construction operating space for new subway lines is limited. Use of steel-framed (NS-Box) diaphragm walls was highly effective in the project.


新日鐵の環境・エネルギービジョン
地球温暖化対策の推進
循環型社会構築への参画
環境・エネルギーソリューションの提供
NIPPON STEEL
賞状
新日本製鉄株式会社殿

Environment and Energy Visions

Environmental Report Grand Prize Encouragement Award

Active Promotion of Environmental-focused Management

At the time of its establishment in 1972, Nippon Steel formulated an Environmental Charter based on three fundamental commitments: contribution to the construction of an environment-conserving society, the reduction of environmental load from all aspects of its business activities, and contribution to the international community through protection of the global environment. Its continuing and fundamental commitment to environment-focused management is reflected in the establishment of a production system that is the world's best in terms of the reduction of environmental loads. In 1998 Nippon Steel established the Environment Management Committee as a corporate organization. Its mission is to ensure the application of environmental management principles to all aspects of production, sales, technology development and management.

Under the Medium-Term Consolidated Business Plan launched in fiscal 2004, Nippon Steel will promote measures to combat global warming through independent initiatives based on the development of energy conservation technology, and through an international contribution based on measures to reduce carbon dioxide emissions. It will also participate in efforts toward the creation of a recycling society by working to reduce its own emissions to zero while recycling by-products from society and other industries. Another aspect of Nippon Steel's contribution under this plan will be the provision of environmental and energy solutions, including the development of eco-products and the development and introduction of new technologies. Nippon Steel will also implement environmental risk management as a new approach to environmental regulation through the introduction of global standards. These efforts will be paralleled by an environmental relations approach consisting of environmental activities in collaboration with Group companies and open environmental communications with local communities and customers.

Nippon Steel is one of Japan's leading companies in terms of its environmental commitment. It has been selected for investment by "Eco-Fund" investment trusts and given the highest environmental rating (AAA) by Innovest Strategic Value Advisors of the United States. Moreover, the results of environmental management surveys by the Nihon Keizai Shinbun have shown that Nippon Steel's record of achievement in this area is among the best in the Japanese raw material sector. The Company received the Environmental Report Grand Prize Encouragement Award for specific efforts in an industry for its 2003 Environmental Report—the first such prize for a steelmaking company. Moreover, it was named by the Carbon Disclosure

Project (CDL, an international group of institutional investors), as one of the "best 50 companies" in the Climate Change Leadership Index (CLI) for its investment in climate-related research. And last year it took the Nikkei Global Environment Technology Prize at the 2003 National Discovery Awards Ceremony, and in the same year won the U.S. AIME Robert Earll McConnell Award for its waste plastic recycling projects.

Nippon steel will continue to disseminate environment-related information. It is determined to act as an evolved environment-friendly company through close communications with all stakeholders.

Promoting Anti-global-warming Measures

Since the first oil crisis, Nippon Steel has been working steadily to improve its operations, minimize processes, and recover waste heat. These efforts have resulted in energy savings in excess of 20%. In 1996, in response to the call for global warming prevention, it implemented an industry-imposed voluntary action plan to reduce energy consumption by 10%, and has since realized this goal. Energy usage is influenced by the scale of production, and energy conservation is measured by changes in basic units of energy consumed. In fiscal 2003, improvements to blast furnaces and refurbishment of oxygen plants led to better efficiency, and introduction of regenerative burners, waste plastic plants and other systems accounted for further improvement, with a 0.3% reduction in energy consumption over the previous fiscal year (28.9% since 1973.)

Its strategic targets for contribution to the prevention of global warming include energy savings of 10% in steelmaking processes between 1990 and 2010. It also aims to reduce energy consumption by 1.5% through the use waste plastic in coke ovens, provided that municipal governments can establish collection systems. Nippon Steel has applied its energy conservation technology accumulated through past efforts to the development of technologies for the reduction of carbon dioxide emissions and protection of the environment. As part of its international contribution, it will transfer that knowledge to other countries.



Participating in the Construction of a Recycling Society

Nippon Steel is actively implementing a zero-emission policy that covers not only steel, but also by-products from steelmaking processes, such as slag, dust and sludge. It has already raised the recycling ratio for these by-products to more than 98%. For example, blast furnace slag is processed into high-quality cement by Group companies and others.



Another focus of Nippon Steel's recycling efforts is the use of general household waste, including plastic containers and wrappings, as resources. It has obtained approval for a recycling method based on the use of plastic containers and wrappings in coke ovens. A total of 120,000 tons of waste plastic are recycled annually at the Yawata, Muroran, Nagoya and Kimitsu Works. This system accounts for around 30% of the total volume of plastic recycled in Japan.

Environmental and Energy-related Solutions

Nippon Steel is actively developing environment-friendly products for sale under the generic name of "Eco-Products®." Specific examples include resource and energy conservation products, such as high-strength thin steel sheet that contributes to the reduction of vehicle carbon dioxide emissions and energy consumption through vehicle weight reduction, electrical steel sheet to improve the efficiency of motors and reduce power consumption, and thin tin-plated steel sheet for use in can manufacturing. There are also Eco-Products designed to reduce waste through improvements in product life spans. These include high corrosion-resistant, low alloy sheet and high-strength, hot-dip galvanized sheet. Another Eco-Product category consists of products that do not contain toxic substances, such as lead-free galvanized steel sheet, lead-free, free-cutting steel and chromate-free precoated sheet.

Environmental protection and plant technologies developed by Nippon Steel through its manufacturing activities have been applied in a wide range of fields, including waste and water treatment and urban energy utilization systems, as part of Nippon Steel's contribution to the formation of a recycling society.

Nippon Steel is committed to placing strong emphasis on environment-related solutions, as evidenced by its recent establishment of a Steel Plant & Environmental Engineering Division. It has led the industry in the development of waste-processing facilities, and gasification melting facilities based on its direct melting and recycling system have been operating reliably for 20 years. Numerous orders for such technology are still received from customers throughout Japan. Future plans also call for an active focus on soil restoration projects, underground water purification and pollutant treatment systems.


ピストンリング
クランクシャフト

Milled lead-free crankshaft and engine parts

Environmental Accounting

In fiscal 2003, the cost of environmental conservation activities amounted to ¥18.4 billion in capital investment and ¥49 billion in general expenses. Environment-related activities also accounted for around 16% of research and development expenditure. These investments benefited the environment by helping to reduce resource requirements for operations, lessen emissions from operations and decrease other waste, thereby countering global warming factors and improving the social recycling infrastructure. Specific programs are listed among the articles in Risk Management.

Targeting Further Improvements in Environmental Performance

Nippon Steel has voluntarily established extensive control systems to ensure compliance not only with laws, but also with regulations and global standards concerning new chemical substances. These systems provide a framework for rigorous operational control and environmental conservation activities at all stages of production processes.

Other environment-related activities include participation in Kitakyushu City's Eco-Town Project, membership in the Nature Conservation Fund, established by the Nippon Keidanren, and participation in a tree-planting project in Chongqing, China. It also participates in Japan's LCA research project and the Green Procurement Network. Through activities such as these, Nippon Steel will continue to make a positive contribution to environmental conservation initiatives by local communities and the international community, while improving its overall environmental performance.





At its peak, Nippon Steel's workforce consisted of over 70,000 employees at its steelworks and factories throughout Japan. It has a long history of managing its facilities efficiently in harmony with local communities. This ongoing tradition is manifested today in its support for sports teams, sponsorship of and participation in local events, and the opening up of company welfare facilities.

Nippon Steel Music Awards and Kioi Hall

The Nippon Steel Music Awards, which were established to commemorate the Company's 20th anniversary, have now been held 14 times. Kioi Hall, opened in the spring of 1995 as a comprehensive facility consisting of halls for classical music and traditional Japanese music, is highly respected by both musicians and fans.

Sports

Nippon Steel has worked to build closer ties with local communities by maintaining in-house sports teams. For many years, it has also contributed to the development and promotion of sports in Japan. The Kamaishi rugby team, the Sakai volleyball team, the Hirohata and Head Office judo team and baseball teams at all the works have been successful for many years and have produced many of Japan's top athletes.





Nippon Steel Music award winners

Winners of the 14th Nippon Steel Music awards included soprano Akie Amo (Promising New Artist Prize), left photo, and Hiroshi Isaka (Special Prize), right photo.



Kioi Hall

In December 2000, it was decided to convert Nippon Steel's sports teams from company teams into regional teams as a way of fostering closer community links. The Sakai Blazers volleyball team and the Kamaishi Seawaves rugby team are already at work under this concept. Some of the baseball teams have also been re-established under the new system.

Nippon Steel will continue to contribute to regional revitalization and the promotion of sports through its support for community-based sports clubs.

Promoting Understanding of the Steel Industry

Every year, Nippon Steel invites tens of thousands of students to visit its steelworks and learn first-hand about steelmaking operations. It also promotes understanding of the industry through classroom lectures by staff at local elementary schools. Additionally, it publishes an illustrated book on the theme of the environment, recycling and product making, that has been well-received.


Sakai Blazers


Kamaishi Seawaves


Nippon Steel staff at an elementary school presentation


Nippon Steel's illustrated "New story about iron & steel" books



Organization (as of July 2004)

- Board of Directors
  - Chairman of the Board of Directors / President
    - Corporate Policy Committee
    - Executive Vice President / Managing Director/Director
    - Fellow / Executive Counsellor
    - Senior Advisor / Exective Advisor
- Board of Corporate Auditors
  - Senior Corporate Auditor / Corporate Auditor

- Corporate Planning Div.
- Accounting & Finance Div.
- General Administration Div.
- Business Process Innovation Div.
- Personnel & Labor Relations Div.
- Overseas Business Development Div.
- Environmental Management Div.
- Intellectual Property Div.
- Corporate Auditors' Office

- Technical Development Bureau
  - Technical Development Planning Div.
  - Steel Research Laboratories
  - Advanced Technology Research Laboratories
  - Environment & Process Technology Center
  - R&D Labs at Steelworks and Research Teams

- Osaka Sales Office
- Nagoya Sales Office
- Kyushu Sales Office
- Chugoku Sales Office
- Hokkaido Sales Office
- Tohoku Sales Office
- Niigata Sales Office

- Nippon Steel U.S.A., Inc.
  - New York Office
  - Chicago Office
  - Mexico Office
- European Office (Düsseldorf)
- Nippon Steel Australia Pty. Limited (Sydney)
  - Perth Office
- Nippon Steel Southeast Asia Pte. Ltd. (Singapore)
- Bangkok Representative Office
- Nippon Steel Empreendimentos Siderúrgicos Ltda. (São Paulo)
- Beijing Representative Office
  - Shanghai Representative Office
  - Guangzhou Representative Office

- Technical Administration & Planning Div.
  - Slag & Cement Div.
- Sales Administration & Planning Div.
- Global Marketing Div.
- Project Development Div.
- Plate Division
  - Plate Sales Div.
- Flat Products Division
  - Flat Products Sales Div.
  - Automotive Flat Products Sales Div.
  - Tin Mill Products Sales Div.
  - Electrical Steel Sheet Div.
- Bar & Wire Rod Division
  - Bar & Wire Rod Sales Div.
  - Muroran Works
  - Kamaishi Works
- Structurals Division
  - Structurals Sales Div.
  - Construction & Architectural Materials Development & Engineering Service Div.
  - Sakai Works
- Pipe & Tube Division
  - Pipe & Tube Sales Div.
  - Tokyo Works
  - Hikari Pipe & Tube Div.
- Titanium Division
- Technical Cooperation Div.
- Raw Materials Div.-I
- Raw Materials Div.-II
- Machinery & Materials Div.
- Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project Group
- Brazil CGL Project Group
- NSC I/N Project Technical Group

- Yawata Works
- Hirohata Works
- Nagoya Works
- Kimitsu Works
- Oita Works

- Engineering Divisions Group
  - Planning & Administration Div.
  - Project Planning & Development Div.
  - Steel Plant & Environmental Engineering Division
  - Energy Facilities, Civil Engineering & Marine Construction Division
  - Building Construction Division
- New Materials Division

Chronology (as of July 2004)


1887
Kamaishi Mines Tanaka Iron Works
1901
State-owned Yawata Steel Works
1909
Hokkaido Coal Mine & Ship Co.
1917
Kyushu Steel Co.
Mitsubishi Iron Co.
Toyo Steel Co., Ltd.
Fuji Steel Co.
1931
Wanishi Iron Works
1934
Japan Iron & Steel Co., Ltd.
1935
Japan Special Steel Tube Co., Ltd. (Yawata Steel Tube Co., Ltd.)
1950
Yawata Iron & Steel Co., Ltd.
Fuji Iron & Steel Co., Ltd.
1958
Tokai Iron & Steel Co., Ltd.
1960
Fuji Sanki Pipe & Tube Co., Ltd.
1967
1968
1970
Nippon Steel Corporation
1971

Source for the names of the companies appearing before 1934: "History of Steel in Japan" published by Nippon Steel in 1973

1857 Japan's first blast furnace went into operation at Kamaishi

1875 The Ministry of Industry started construction of a steelworks at Kamaishi.

1886 Iron was tapped at Kamaishi Mines Tanaka Iron Works (present Kamaishi Works).

1897 The Ministry of Agriculture and Commerce started construction of a steelworks at Yawata.

1901 The state-owned Yawata Steel Works began operation (present Yawata Works).

1909 Wanishi Iron Works of Hokkaido Coal Mine & Ship Co. started operation (present Muroran Works).

1934 Japan Iron & Steel Co., Ltd. was founded through merger of Yawata Steel Works with Wanishi Iron Works, Kamaishi Mines, Mitsubishi Iron, Fuji Steel, Kyushu Steel and Toyo Steel

1939 Hirohata Works of Japan Iron & Steel began operation.

1950 Japan Iron & Steel was dissolved to form Yawata Iron & Steel Co., Ltd. and Fuji Iron & Steel Co., Ltd.

1955 Hikari Works of Yawata Steel began operation.

1958 Tokai Iron & Steel Co., Ltd. was established.
Yawata Steel inaugurated the Tobata Area of Yawata Works.

1961 Sakai Works of Yawata Steel began operation

1965 Kimitsu Works of Yawata Steel began operation

1967 Tokai Steel became Nagoya Works of Fuji Steel

1968 Yawata Steel absorbed Yawata Steel Tube Co., Ltd.

1970 Yawata Steel and Fuji Steel merged to form Nippon Steel Corporation.

1971 Oita Works began operation.
Nippon Steel absorbed Fuji Sanki Pipe & Tube Co., Ltd

1974 Engineering Divisions Group was organized.

1984 New Materials Projects Bureau was organized.

1986 Electronics Division was organized.

1987 Electronics & Information Systems Division, New Materials Division and Service Business Division were organized

1991 Technical Development Bureau was organized by integrating Central R&D Bureau and Plant Engineering & Technology Bureau, and R&E Center began operation.

1993 Semiconductor Division was organized.

1997 Silicon Wafer Division was organized

2000 A divisionally integrated operation system within the Group based on product item or business area was introduced in the steelmaking and steel fabrication sector.

2001 Operations of Nippon Steel's Electronics & Information Systems Division and its subsidiary Nippon Steel Information & Communication Systems Inc. were integrated

2002 The urban development business was integrated into Nippon Steel City Produce, Inc.

2003 Establishment of Nippon Steel & Sumikin Stainless Steel Corporation.

Executive Management (as of July 2004)

File No. 82-5175



Chairman Akira Chihaya *(left)* and
President Akio Mimura *(right)*

Executive Vice Presidents


Jujiro Yagi


Toshio Yonezawa


Seiki Miyamoto


Yasushi Sawada


Takashi Hirao

Representative Director and Chairman of the Board of Directors
Akira Chihaya

Representative Director and President
Akio Mimura

Representative Directors and Executive Vice Presidents
Jujiro Yagi
Toshio Yonezawa
Seiki Miyamoto
Yasushi Sawada
Takashi Hirao

Managing Directors
Nobuyoshi Fujiwara
Makoto Haya
Toshio Ochiai
Hideki Furuno
Naoki Okumura
Kazuo Nagahiro
Hideaki Sekizawa
Hiroshi Shima
Shoji Muneoka
Mitsuo Kitagawa
Koichi Nakamura

Directors
Tetsuo Imakubo
Bunyuu Futamura
Kiichiroh Masuda
Hidemi Ohta
Katsutoshi Kurikawa
Junji Oota
Atsushi Takeda
Yuki Iriyama
Itsuo Takahashi
Keisuke Kuroki
Tadashi Higashi
Yasuo Takeda
Kizoh Hirayama
Kozoh Uchida
Shinichi Taniguchi
Masakazu Iwaki
Yasuo Hamamoto
Kenzi Minami

Senior Corporate Auditor
Tetsuo Seki

Corporate Auditors
Muneyuki Higuchi
Shigeru Matsuyama
Josei Itoh
Hisashi Tanikawa
Yoichi Kaya

File No. 82-5175

FINANCIAL STATEMENTS

Nippon Steel Corporation and Subsidiaries

Financial Summary

Net sales of Nippon Steel Corporation and its consolidated subsidiaries (collectively "NIPPON STEEL") for the year ended March 31, 2004 increased by ¥176.5 billion from the year ended March 31, 2003 level to ¥2,925.8 billion. Operating profit for the year increased by ¥81.5 billion over the year ended March 31, 2003 to ¥224.4 billion, while net income was ¥41.5 billion, compared to ¥51.6 billion net loss in the year ended March 31, 2003.

Segment Information

The Japanese economy during the year ended March 31, 2004 showed a steady recovery, buttressed by a high level of exports primarily to Asia, a rally in private capital investment and other favorable factors.

In the steel industry, domestic steel demand for the construction industry remained sluggish; however, for automobile, shipbuilding and industrial machinery industries, each of which enjoyed brisk overseas demand, domestic demand for steel maintained a relatively firm pace. Steel exports also remained high, reflecting robust demand in China.

Under these circumstances, national crude steel production during the year ended March 31, 2004 increased by 1.21 million tons over the previous year to reach 111.00 million tons. Similarly, crude steel production at Nippon Steel rose by 0.24 million tons to a total of 30.14 million tons.

Given this operating environment, assiduous managerial effort was made by Nippon Steel in conjunction with its group companies towards structuring a robust management foundation. An overview of the consolidated operating performance by each business sector in the year ended March 31, 2004 is as follows.

Steelmaking and Steel Fabrication: The worldwide availability of raw materials, fuels and freight capacity steeply contracted due to active demand in China. Amid soaring costs for raw materials, fuel and ocean freight, Nippon Steel worked to fine-tune production and shipments to meet demand, while also continuing efforts to improve both domestic and export prices for steel. At the same time, the company joined its group companies in a maximum effort to improve profitability.

As a result, consolidated sales in steelmaking and steel fabrication in the year ended March 31, 2004 totaled ¥2,156.9 billion, a gain of ¥176.1 billion over the previous year (¥1,980.8 billion), and consolidated operating profits rose by ¥76.9 billion over the previous year (¥112.8 billion) to ¥189.7 billion.

In the area of equipment investments, successive steps are being taken to acquire a better balance in production, including the relining of blast furnaces (No. 4 blast furnace at Kimitsu Works completed in May 2003, and No. 2 blast furnace at Oita Works to be completed in May 2004).

Research and development efforts primarily targeted stronger international competitiveness, the development of highly differentiated products, and a commitment to environmental preservation and energy conservation.

Sustained emphasis was placed on strengthening Nippon Steel's alliance with other domestic and foreign steelmakers. Nippon Steel and Sumitomo Metal Industries, Ltd. integrated their stainless steel businesses through a new company named Nippon Steel & Sumikin Stainless Steel Corporation that was jointly established (joint *Shinsetsu Bunkatsu*) on schedule in October 2003. Overseas, Nippon Steel signed a Joint Venture Agreement with Baoshan Iron & Steel Co., Ltd. of China and Arcelor of the EU to establish a company on Baoshan Iron & Steel's premises (Shanghai) to manufacture and sell automotive

Net Sales
(¥ billion)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,680
2,750
2,581
2,749
2,925
Other businesses
System solutions
Chemicals and nonferrous materials
Urban development
Engineering and construction
Steelmaking and steel fabrication
(Years ended March 31)
'00
'01
'02
'03
'04

Net Income
(¥ billion)


50
40
30
20
10
0
11.1
26.4
41.5
-28.4
-51.6
(Years ended March 31)
'00
'01
'02
'03
'04

steel sheets. Nippon Steel continues, with Arcelor, to conduct joint R&D in the area of automotive steel sheets and joint technological approach in response to world-car projects of automobile makers. Nippon Steel also reached an agreement with the Ispat Group, a longtime partner in Nippon Steel's joint ventures in the U.S. to manufacture cold-rolled and coated steel sheets, to establish a closer alliance aimed at enhancing the ability of these joint ventures to respond to the needs of North American automakers and other customers. Further, the strategic alliance between Nippon Steel and POSCO of Korea has led to their support for consolidation of operations of a coal mine in Australia in which Nippon Steel has equity interests and another Australian coal mine in which POSCO has equity interests. The consolidation was agreed in February 2004.

In the procurement of raw materials, a worldwide tightening of supply and demand for steel raw materials has been caused by brisk demand in China and other countries. To cope with this, basic agreements were reached with Rio Tinto (Australia and the U.K.) on creating a comprehensive alliance involving Nippon Steel's acquisition of interests in and the development of iron ore and coking coalmines in Australia and conclusion of long-term contracts for such raw materials. Nippon Steel anticipates that the basic agreements will ensure the stable supply of steel raw materials over medium- to long-term basis and also establish a closer relationship with Rio Tinto in a wide range of areas including cooperation on marine transportation. Nippon Steel also came to an agreement with Kanematsu Corporation and Tianjin Tiantie Coking and Chemical Co., Ltd., a company from which Nippon Steel procures coke in China, on the establishment of a joint venture in Tianjin City, China to manufacture and sell coke.

As for Nippon Steel's strategies for the operation of all Nippon Steel Group companies, efforts on stronger consolidated management and "selection and concentration" of management resources in core businesses were accelerated in the year ended March 31, 2004. An agreement was reached in April 2004 to transform three consolidated subsidiaries into wholly owned subsidiaries of Nippon Steel in July 2004, through share-for-share exchange (*Kabushiki Kokan*) using Nippon Steel's treasury stocks. These companies are Nittetsu Steel Sheet Corporation, Nittetsu Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd., each of which functions as a core company of the Nippon Steel Group vis-à-vis activities in markets for steel sheets used as building materials, steel pipe and tubes, and fabricated products used in building construction and civil engineering, respectively. However, in order for these companies to continue making strides in the future, it was determined that a still stronger alliance had to be established in which each company was more closely integrated with Nippon Steel than ever before. In addition, business integration is being actively promoted among Nippon Steel Group companies, mainly those engaged in sales and processing of steel products.

Engineering and Construction: In the engineering and construction sector, a severe operating environment in the domestic market still prevails due primarily to prolonged stringency in public works expenditures. Under these circumstances, Nippon Steel is strengthening the development and promotion of customer-oriented solution projects that meet both social and client needs. These efforts were rewarded with new orders, including one in the environmental field that was placed by the city of Kitakyushu for a large waste direct melting and recycling plant and another in the construction field for the No. 7 Central

Total Assets
(¥ billion)


5,000
4,000
3,000
2,000
1,000
0
4,172
4,232
4,030
3,757
3,705
Total liabilities
Minority interests in consolidated subsidiaries
Shareholders' equity
(As of March 31)
'00
'01
'02
'03
'04

Government building—one of the largest private finance initiative (PFI) projects in the country.

Overseas, Nippon Steel has steadily secured orders for oil and natural gas development projects in Sakhalin, Russia, and other Asian districts. At the same time, stepped-up marketing has been promoted in China by capitalizing on a newly established subsidiary involved in steel plant business.

Further, Nippon Steel is making steady progress in implementing various energy related solution businesses, which include retail electricity sales and wind power generation.

Consolidated sales in engineering and construction in the year ended March 31, 2004 increased by ¥18.2 billion from the previous year (¥274.9 billion) to ¥293.1 billion; consolidated operating profits also increased by ¥1.8 billion from the previous year (¥2.4 billion) to ¥4.3 billion.

Urban Development: Nippon Steel City Produce, Inc. is using its unique capabilities as a developer to promote various urban development projects. These include the Yawata-Higashida comprehensive development project in Kitakyushu and the Hanada development project in Sakai, Osaka, both of which utilize company-owned lands. Nippon Steel City Produce is also committed to projects involving asset reevaluation in the redevelopment of underutilized urban areas and to condominium sales mainly in Tokyo metropolitan areas and the Kansai district.

Both consolidated sales and operating profits in urban development in the year ended March 31, 2004 showed growth: a gain of ¥15.6 billion over the previous year (¥105.1 billion) to ¥120.8 billion in sales and a gain of ¥9.0 billion over the previous year (¥4.4 billion) to ¥13.5 billion in operating profits.

Chemicals and Nonferrous Materials: Nippon Steel Chemical Co., Ltd., which became a wholly owned subsidiary of Nippon Steel in July 2003, spearheads the chemicals operations of the Nippon Steel Group. Following its inception as a coal chemicals business, this company has developed to include fields of petrochemical products and electronics materials into which it has preferentially injected management resources. These include ESPANEX, an adhesive-free copper-clad laminated sheet for flexible printed circuit boards in addition to styrene monomers and other petrochemical products. In so doing, it now compares favorably with other major chemical companies in Japan in terms of profitability. In April 2004, Nippon Steel Chemical established two joint ventures, one for the sale of industrial gases and another in the business of tar operations. Thus, by pursuing a policy of selection and concentration in business, this company aims to improve and solidify its profit base.

In the area of new materials, a recovery in the major market of IT-related industries was a factor in favorable business operations. Metal foils for use mainly in suspension materials for hard disc drives served as a prime mover in this buoyancy. Another brisk sector was the area of semiconductor materials, including bonding wires and fillers for IC chips, which are prominently served by subsidiaries of Nippon Steel.

In titanium operations, aggressive efforts were directed at the acquisition of large-scale orders for construction materials in domestic and overseas projects and also at the development of new applications for titanium products, such as consumer goods and mufflers for two-wheeled vehicles.

In the area of silicon wafers, Nippon Steel sold all of its equity holdings (45% of the outstanding shares) in Wacker NSCE Corporation, an affiliate of Nippon Steel accounted for by the equity method, to Wacker Group.

Overall, consolidated sales in chemicals and nonferrous materials in the year ended March 31, 2004 amounted to ¥275.7 billion, a decrease of ¥70.4 billion from the previous year (¥346.2 billion) that partly resulted from the fact that Nippon Steel Chemical changed its definition of sales during the term. Consolidated operating profits amounted to ¥12.6 billion, a decrease of ¥0.7 billion from the previous year (¥13.4 billion) but having regard to losses of ¥2.7 billion incurred as a result of Nippon Steel Chemical becoming the wholly owned subsidiary of Nippon Steel, effectively, the consolidated operating profits increased from the previous year.

System Solutions: The operating environment of the system solutions business continues to be tight, marked by customers strict selection of system solutions projects, fiercer competition with other system solutions companies and declining prices. In this environment, NS Solutions Corporation, a subsidiary of Nippon Steel, has made full use of advanced business-operations knowledge and information systems technology to help clients solve problems, thereby winning high market acceptance.

In addition, NS Solutions has reinforced its commitment to solidifying its business foundations and to improving competitiveness. While strengthening the functions of a special team dedicated solely to assist the formulation of an IT strategy, the company has built an integrated lifecycle support structure for its systems that extends from consulting to development, management and maintenance. At the same time, the company has enhanced the activities to ensure precise management of project risks while also promoting solution activities focused on the pursuit of higher development productivity.

Consolidated sales in system solutions in the year ended March 31, 2004 amounted to ¥150.8 billion (¥153.1 billion in the previous year), while consolidated operating profits amounted to ¥9.1 billion, nearly equaling the previous year (¥9.7 billion).

Other Businesses/Electric Power Supply, Services and Others: Nippon Steel supplies wholesale electricity to electric power companies from its Hirohata, Yawata, Kamaishi, Muroran, and Oita Works.

Consolidated sales in other businesses in the year ended March 31, 2004 amounted to ¥73.6 billion (¥79.0 billion in the previous year), and consolidated operating losses amounted to

¥4.3 billion (losses of ¥2.1 billion in the previous year).

The gas holder explosion that occurred at Nagoya Works in September 2003 caused great anxiety among nearby residents, customers and many other relevant persons. In April 2004, a new gas holder equipped with advanced safety and anti-disaster devices went into full-scale operation. Henceforth, Nippon Steel firmly resolves to enhance its commitment to safety and disaster prevention based on its experience of this accident.

In January 2004, the Fair Trade Commission of Japan ordered Nippon Steel to take elimination measures in respect of the sales activities of cold-rolled stainless steel sheets. Nippon Steel firmly resolves to demand compliance with laws and to procure ethical business conduct.

Among the foregoing factors, domestic and overseas improvements in the sale prices in the steelmaking and steel fabrication sector and cost curtailments that exceeded expectations in the Medium-Term Consolidated Business Plan were particularly influential. Together, they more than offset adverse factors such as the upward spiral in market prices for raw materials and the gas holder explosion at Nagoya Works. As a result, consolidated sales for the year ended March 31, 2004 came to ¥2,925.8 billion, or a gain of ¥176.5 billion over the previous year (¥2,749.3 billion). Consolidated operating profits were ¥224.4 billion, or an increase of ¥81.5 billion over the previous year (¥142.9 billion); consolidated ordinary profits were ¥172.8 billion, or a gain of ¥103.9 billion over the previous year (¥68.8 billion); and consolidated net income was ¥41.5 billion, an improvement of ¥93.2 billion over the previous year (losses of ¥51.6 billion).

Nippon Steel has been striving to advance the implementation of a series of accounting reforms. Starting with the 2003 fiscal year accounts, the group applied the accounting principles to the impairment of fixed assets earlier than mandated, thereby enhancing both the soundness of the group's financial structure and the transparency of its financial information.

After carefully considering the year ended March 31, 2004 operating results, future prospects, the company's improved financial structure and other factors, Nippon Steel proposes to pay a year-end dividend of ¥1.5 per share, unchanged from the previous year.

Financial Position

Nippon Steel's consolidated assets at the end of the year ended March 31, 2004 decreased by ¥51.2 billion from 3,757.1 billion posted a year earlier to ¥3,705.9 billion. This resulted primarily from a reduction of ¥92.3 billion in tangible fixed assets due to the application of accounting for impairment of fixed assets and other reasons and also a decrease of ¥113.7 billion in long-term loans due mainly to the assignment of mortgage loans for employees. This decrease more than offset a ¥127.4 billion increase in investments in securities due to an unrealized gain attributable to a recovery in the stock market and other factors.

Consolidated liabilities at the end of the year ended March 31, 2004 decreased by ¥212.9 billion from the figure at the end of fiscal 2002 (¥2,883.1 billion), resulting mainly from a reduction of loans.

Shareholders equity at the end of the year ended March 31, 2004 increased by ¥149.1 billion from the level at the end of fiscal 2002 (¥789.4 billion), despite cash dividends of ¥9.9 billion paid through the appropriation of fiscal 2002's distributable profits. The increase derived mainly from consolidated net profit of ¥41.5 for the year ended March 31, 2004 and an increase of ¥108.5 billion in unrealized gains on available-for-sale securities.

The Statement of Cash Flows

Cash flows from operating activities during the year ended March 31, 2004 resulted in a total income of ¥288.0 billion (¥334.5 billion a year earlier). This total was obtained by adding ¥183.5 billion in depreciation and amortization and ¥26.7 billion in inventories decrease to ¥73.6 billion in consolidated net profit before income taxes and minority interest; reducing ¥40.0 billion in notes and accounts receivable-trade; adding items that do not cause an outflow of cash, such as the ¥60.0 billion loss on impairment of fixed assets (which is included in consolidated net profit before income taxes and minority interest for the year ended March 31, 2004); and factoring in payments for enterprise taxes and other items.

Cash flows from investing activities came to a total income of ¥51.8 billion (a total expenditure of ¥147.0 billion a year earlier). This resulted from outlays of ¥155.7 billion for the acquisition of tangible and intangible fixed assets minus income from asset reduction, the assignment of mortgage loans for employees, etc.

Free cash flows of ¥339.9 billion arising from the above were appropriated for the repayment of loans and the redemption of bonds and notes, totaling ¥327.8 billion, cash dividends of ¥9.9 billion and others.

Nippon Steel made every effort to reduce interest-bearing debts using cash flows arising from operating activities. At the same time, in order to procure the capital required for cash payments such as the redemption of loans and the repayment of long-term loans, Nippon Steel closely monitored developments in the financial market and secured less expensive capital by, among other means, issuing corporate bonds and acquiring long-term loans.

Nippon Steel also remained committed to improving its consolidated financial structure by proceeding with the liquidation of consolidated asset holdings, such as the assignment of mortgage loans for employees. As a result, the balance of interest-bearing debts outstanding at the end of the year ended March 31, 2004 was reduced to ¥1,561.2 billion, or an improvement of ¥310.6 billion from a year earlier—an achievement reached two years earlier than anticipated in the Medium-Term Consolidated Business Plan.

File No. 82-5175

CONSOLIDATED

As of or for the years ended March 31	Millions of yen 2004	Thousands of dollars 2004	Millions of yen 2003	Millions of yen 2002
Net sales	2,925,878	*27,683,592*	2,749,306	2,581,399
Operating profit (loss)	224,475	*2,123,901*	142,961	73,044
Ordinary profit (loss)	172,851	*1,635,456*	68,879	16,746
Income (loss) before income taxes, etc.	73,642	*696,780*	(37,386)	(25,079)
Net income (loss)	41,515	*392,800*	(51,686)	(28,402)
Net income (loss) per share	¥6.15	*$0.058*	(¥7.69)	(¥4.17)
Shareholders' equity	938,581	*8,880,512*	789,443	907,150
Total assets	3,705,917	*35,064,032*	3,757,175	4,030,596
Capital expenditure	149,593	*1,415,396*	163,318	195,801
Depreciation	183,510	*1,736,308*	196,653	197,336
Research and development costs	35,349	*334,460*	35,866	35,183
Interest-bearing debt	1,561,228	*14,771,774*	1,871,875	2,016,175

Sales and operating profit (loss) by industry segment *1

Sales

For the years ended March 31	Millions of yen 2004	Thousands of dollars 2004	Millions of yen 2003	Millions of yen 2002
Steelmaking and steel fabrication	2,156,946	*20,408,236*	1,980,809	1,828,206
Engineering and construction	293,137	*2,773,564*	274,903	294,323
Urban development	120,811	*1,143,077*	105,188	130,808
Chemicals and nonferrous materials	275,797	*2,609,490*	346,232	326,164
System solutions	150,850	*1,427,290*	153,143	149,398
Other businesses	73,615	*696,520*	79,059	61,251
Elimination of intersegment transactions	(145,280)	*(1,374,587)*	(190,031)	(208,754)
Consolidated total	2,925,878	*27,683,592*	2,749,306	2,581,399

Operating profit (loss)

For the years ended March 31	Millions of yen 2004	Thousands of dollars 2004	Millions of yen 2003	Millions of yen 2002
Steelmaking and steel fabrication	189,717	*1,795,033*	112,816	23,482
Engineering and construction	4,359	*41,251*	2,460	9,913
Urban development	13,526	*127,987*	4,469	15,576
Chemicals and nonferrous materials	12,667	*119,854*	13,458	10,379
System solutions	9,182	*86,880*	9,776	10,504
Other businesses	(4,310)	*(40,785)*	(2,155)	1,457
Elimination of intersegment transactions	(668)	*(6,321)*	2,135	1,731
Consolidated total	224,475	*2,123,901*	142,961	73,044

NON-CONSOLIDATED

As of or for the years ended March 31	Millions of yen 2004	Thousands of dollars 2004	Millions of yen 2003	Millions of yen 2002
Net sales	1,861,829	*17,615,945*	1,789,706	1,681,406
Ordinary profit (loss)	117,678	*1,113,433*	48,359	31,729
Net income (loss)	31,184	*295,053*	(20,447)	(28,129)
Net income (loss) per share	¥4.62	*$0.044*	(¥3.02)	(¥4.13)
Cash dividends per share	¥1.50	*$0.014*	¥1.50	¥1.50
Shareholders' equity	845,099	*7,996,019*	713,772	793,557
Total assets	2,652,353	*25,095,595*	2,588,698	2,738,973
Capital expenditure	120,000	*1,135,395*	85,000	175,000
Depreciation	134,314	*1,270,837*	148,106	144,363
Research and Development costs	27,290	*258,211*	29,091	28,705
Interest-bearing debt	1,075,872	*10,179,508*	1,188,209	1,240,474

Shares	2004	2003	2002
Shares outstanding at year-end (in thousands)	6,806,981	6,806,981	6,806,981
Common stock price range (high / low: yen)	253 / 127	217 / 119	230 / 145

Production and Shipments

For the years ended March 31	Thousands of tons 2004	Thousands of tons 2003	Thousands of tons 2002
Crude steel output	30,146	29,902	26,140
Steel products output *2	28,396	28,222	25,487
Steel products shipments *2	29,388	29,171	26,312

Employees

As of March 31	Persons 2004	Persons 2003	Persons 2002
Number of employees *3	15,138	16,481	17,370

*1 Industry segment was changed at the beginning of 2001 as follows:
- Transfer of some companies so far engaged in "chemicals, nonferrous metals, and ceramics" to "steelmaking and steel fabrication", and an accompanying change in business designation from that of "chemicals, nonferrous metals, and ceramics" to "chemicals and nonferrous materials".
- Transfer of all companies so far engaged in "Transportation" to "Steelmaking and steel fabrication" and an accompanying abolition of "Transportation".
- Transfer of some companies so far engaged in "Engineering and construction" to "Steelmaking and steel fabrication", and "Services and others".
- Transfer of some companies so far engaged in "Services and others" to "Steelmaking and steel fabrication".

Millions of yen

2001	2000	1999	1998	1997	1996	1995	1994
2,750,418	2,680,611	2,759,409	3,076,531	3,061,288	2,954,869	2,881,097	2,749,434
162,644	120,296	92,396	181,640	142,090	193,429	92,269	(10,932)
111,374	64,687	15,282	86,537	80,753	101,593	(12,193)	(36,725)
49,403	2,171	14,096	39,234	(25,148)	56,961	(17,863)	(59,747)
26,494	11,173	11,478	5,945	3,450	54,538	(3,971)	(54,093)
¥3.89	¥1.64	¥1.68	¥0.86	¥0.50	¥7.91	(¥0.57)	(¥7.85)
979,695	889,220	878,849	878,702	891,134	903,359	868,186	971,882
4,232,011	4,172,459	4,489,753	4,670,669	4,509,536	4,527,304	4,547,466	4,346,286
157,348	226,954	234,833	232,490	241,377	234,921	—	—
206,987	214,186	221,359	241,003	232,543	237,994	—	—
39,364	40,575	—	—	—	—	—	—
2,101,686	2,277,938	2,549,064	2,640,750	2,484,261	2,439,526	2,385,821	2,401,541

Millions of yen

2001	2000	1999	1998	1997	1996	1995	1994
1,962,019	1,877,582	1,743,018	2,040,444	2,015,666	1,993,867	1,998,367	1,960,783
280,929	300,054	419,841	426,852	490,165	430,667	458,475	490,349
141,979	164,428	146,406	126,218	—	—	—	—
359,123	338,631	415,285	451,573	440,289	418,352	363,187	312,234
143,670	136,198	160,954	151,111	156,261	187,445	—	—
59,440	56,491	222,908	239,616	314,403	292,945	423,396	373,041
(196,745)	(192,776)	(349,005)	(359,284)	(355,498)	(368,408)	(362,329)	(386,975)
2,750,418	2,680,611	2,759,409	3,076,531	3,061,288	2,954,869	2,881,097	2,749,434

Millions of yen

2001	2000	1999	1998	1997	1996	1995	1994
115,536	73,257	65,397	168,659	109,639	115,135	63,013	(53,480)
7,287	12,209	11,972	10,610	35,510	28,158	33,992	48,190
16,320	20,787	16,975	15,766	—	—	—	—
11,574	8,378	5,263	8,140	11,806	10,590	(5,119)	(10,559)
9,770	5,311	(19,333)	(26,491)	(26,504)	13,748	—	—
772	(911)	11,000	9,782	17,796	16,066	2,624	(4,468)
1,384	1,262	1,120	(4,826)	(6,159)	9,729	(2,240)	9,385
162,644	120,296	92,396	181,640	142,090	193,429	92,269	(10,932)

Millions of yen

2001	2000	1999	1998	1997	1996	1995	1994
1,848,710	1,810,842	1,918,538	2,205,019	2,184,805	2,099,750	2,090,580	2,158,779
78,776	42,606	50,238	103,954	84,711	64,698	11,214	(18,349)
18,355	266	522	35,393	19,906	24,741	9,438	(30,904)
¥2.69	¥0.03	¥0.07	¥5.13	¥2.88	¥3.59	¥1.36	(¥4.48)
¥1.50	¥1.50	¥1.50	¥2.50	¥2.50	¥2.50	¥2.50	¥2.50
866,757	773,981	783,925	861,828	843,659	840,976	833,459	841,245
2,884,547	2,793,067	3,051,391	3,150,110	3,145,249	3,145,269	3,229,979	3,229,945
135,000	180,000	135,000	100,000	100,000	120,000	130,000	170,000
150,904	153,327	139,441	148,111	149,319	154,281	141,664	146,794
35,598	35,727	41,900	47,500	51,100	55,700	67,400	77,900
1,205,352	1,273,687	1,464,531	1,457,895	1,509,132	1,446,531	1,544,065	1,701,664

2001	2000	1999	1998	1997	1996	1995	1994
6,806,981	6,806,981	6,806,981	6,889,904	6,889,904	6,889,903	6,889,903	6,889,903
270 / 165	314 / 215	272 / 177	392 / 146	388 / 283	375 / 271	403 / 293	420 / 295

Thousands of tons

2001	2000	1999	1998	1997	1996	1995	1994
27,837	25,620	23,201	26,619	25,706	26,173	26,565	25,123
26,226	24,566	22,751	25,378	24,747	25,620	25,314	24,338
26,789	25,633	24,026	26,580	25,871	25,684	25,374	24,440

Persons

2001	2000	1999	1998	1997	1996	1995	1994
18,918	19,816	21,414	22,560	24,527	27,583	31,072	34,619

As a result of these changes, sales and operating profit (loss) for 2000 and 2001 are presented under the new segments.
Additionally, at the beginning of 2002, the name of "Electronics and information systems" changed to "System solutions".

*2 Including sub-products

*3 Excluding employees seconded to subsidiaries and other organizations. The numbers of such employees at March 31, 2004 and 2003 were 6,311 and 7,830, respectively.

Notes: Tonnage figures are in metric tons; all dollar ($) figures are in US currency and translated from the Japanese yen at the rate of $1=¥105.69 at the latest balance sheet date.

Consolidated Balance Sheets

File No. 82-5175

NIPPON STEEL
As of March 31, 2004 and 2003

	Millions of yen		Thousands of dollars (Note3)
	2004	2003	2004
ASSETS			
Current assets:			
Cash and bank deposits (Notes 4 and 11)	¥ 81,219	¥ 78,132	$ 768,472
Marketable securities (Notes 4 and 14)	1,019	996	9,643
Receivables:			
Notes and accounts receivable	455,917	409,031	4,313,725
Less: Allowance for doubtful accounts	(2,920)	(624)	(27,629)
	452,997	408,406	4,286,096
Inventories	540,562	558,626	5,114,603
Deferred tax assets (Note 6)	40,322	21,143	381,515
Other	128,379	177,286	1,214,677
Total current assets	1,244,500	1,244,592	11,775,008
Fixed assets:			
Tangible fixed assets:			
Buildings and structures (Note 4)	1,492,101	1,514,700	14,117,717
Machinery and equipment (Note 4)	4,646,628	4,611,789	43,964,689
	6,138,729	6,126,489	58,082,407
Less: Accumulated depreciation	(4,872,570)	(4,780,955)	(46,102,470)
	1,266,159	1,345,533	11,979,937
Land (Notes 4 and 5)	327,557	357,885	3,099,226
Construction in progress	71,981	54,600	681,065
	1,665,698	1,758,019	15,760,229
Intangible fixed assets:			
Patents and utility rights	5,574	5,264	52,744
Software	3,522	5,200	33,328
Excess of cost over the underlying net equity of investments in subsidiaries	8,740	—	82,702
	17,837	10,464	168,775
Investments and others:			
Investments in securities (Notes 4 and 14)	461,349	307,679	4,365,118
Investments in unconsolidated subsidiaries and affiliates	199,522	225,726	1,887,812
Deferred tax assets (Note 6)	68,992	76,225	652,778
Other (Note 4)	62,672	184,764	592,984
Less: Allowance for doubtful accounts	(14,656)	(50,296)	(138,674)
	777,880	744,098	7,360,018
Total fixed assets	2,461,416	2,512,583	23,289,024
Total assets	¥ 3,705,917	¥ 3,757,175	$ 35,064,032

The accompanying notes are an integral part of these statements.

	Millions of yen		Thousands of dollars (Note3)
	2004	2003	2004
LIABILITIES			
Current liabilities:			
Short-term loans and portion of long-term loans due within one year (Note 4)	¥ 396,094	¥ 701,210	$ 3,747,697
Commercial paper (Note 4)	31,000	20,000	293,310
Bonds due within one year (Note 4)	50,000	30,000	473,081
Convertible bonds due within one year (Note 4)	98,729	10,112	934,137
Notes and accounts payable	418,111	400,152	3,956,019
Accrued expenses	253,762	266,616	2,401,006
Advances received	28,617	35,763	270,764
Accrued income taxes and enterprise taxes	47,282	9,345	447,367
Other	68,338	64,592	646,597
Total current liabilities	1,391,935	1,537,793	13,169,982
Long-term liabilities:			
Bonds and notes (Note 4)	346,450	340,000	3,277,982
Convertible bonds (Note 4)	—	98,729	—
Long-term loans (Note 4)	637,882	667,942	6,035,414
Deferred tax liabilities (Note 6)	85,001	31,000	804,250
Deferred tax liabilities on revaluation of land (Notes 5 and 6)	7,926	4,287	74,993
Accrued pension and severance costs (Note 15)	112,797	110,109	1,067,250
Reserve for repairs to blast furnaces	50,188	50,274	474,868
Excess of the underlying net equity over cost of investments in subsidiaries	—	2,940	—
Other	38,005	40,110	359,592
Total long-term liabilities	1,278,252	1,345,393	12,094,353
Total liabilities	2,670,187	2,883,187	25,264,335
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	97,148	84,545	919,184
SHAREHOLDERS' EQUITY			
Common stock:			
Authorized–9,917,077,000 shares			
Issued and outstanding–6,806,980,977 shares as of March 31, 2004 and 2003	419,524	419,524	3,969,391
Additional paid-in capital	105,850	105,518	1,001,514
Retained earnings (Note 10)	298,734	278,315	2,826,513
Unrealized gains on revaluation of land(Note 5)	12,191	6,621	115,350
Unrealized gains on available-for-sale securities(Note 14)	129,833	21,243	1,228,436
Foreign currency translation adjustments	(20,500)	(20,958)	(193,971)
Less: Treasury stock, at cost *	(7,051)	(20,822)	(66,722)
Total shareholders' equity	938,581	789,443	8,880,512
Total liabilities and shareholders' equity	¥ 3,705,917	¥ 3,757,175	$ 35,064,032

* 51,533,714 shares at March 31, 2004 and 159,415,679 shares at March 31, 2003

Consolidated Statements of Income

File No. 82-5175

NIPPON STEEL
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of dollars (Note3)
	2004	2003	2002	2004
Operating revenues:				
Net sales	¥2,925,878	¥2,749,306	¥2,581,399	*$27,683,592*
Operating costs and expenses:				
Cost of sales(Note 8)	2,443,188	2,351,028	2,245,335	*23,116,551*
Selling, general and administrative expenses (Notes 7 and 8)	258,215	255,316	263,020	*2,443,139*
	2,701,403	2,606,344	2,508,355	*25,559,691*
Operating profit	224,475	142,961	73,044	*2,123,901*
Non-operating profit and loss:				
Non-operating profit:				
Interest and dividend income	6,099	5,526	7,047	*57,711*
Equity in net income of unconsolidated subsidiaries and affiliates	11,854	—	—	*112,167*
Miscellaneous	8,605	12,437	14,174	*81,420*
	26,559	17,963	21,222	*251,300*
Non-operating loss:				
Interest expenses	23,798	29,186	32,904	*225,168*
Exchange loss on foreign currency transactions	10,375	—	—	*98,170*
Loss on disposal of fixed assets	14,547	16,200	13,065	*137,638*
Equity in net loss of unconsolidated subsidiaries and affiliates	—	20,418	12,452	—
Miscellaneous	29,462	26,239	19,097	*278,766*
	78,183	92,045	77,521	*739,744*
Ordinary profit	172,851	68,879	16,746	*1,635,456*
Special profit and loss:				
Special profit:				
Gain on sales of tangible fixed assets (Note 9)	514	7,666	15,626	*4,868*
Gain on sales of investments in securities and investments in subsidiaries and affiliates	—	26,381	2,234	—
Gain on contribution of securities to employee retirement benefit trust	—	—	22,367	—
Release of reserve for repairs to blast furnaces	—	—	14,690	—
	514	34,047	54,918	*4,868*
Special loss:				
Loss on disposal of tangible fixed assets and other assets (Note 9)	2,869	12,389	7,732	*27,148*
Loss on impairment of fixed assets (Note 9)	60,055	—	—	*568,219*
Loss on sales of investments in securities	3,698	—	—	*34,989*
Loss on valuation of investments in securities (Note 9)	2,823	45,433	72,952	*26,714*
Special retirement allowances for voluntary retirement (Note 15)	10,777	9,922	8,134	*101,969*
Amortization of transition obligation in respect of the new accounting standard for retirement benefits (Note 9)	4,384	4,669	6,166	*41,485*
Industrial water obligation fee (Note 9)	3,649	—	—	*34,533*
Allowance for doubtful accounts	—	40,061	498	—
Loss on accidents at works (Note 9)	4,377	—	—	*41,422*
Loss on the integration of stainless-steel business (Note 9)	6,492	—	—	*61,429*
Loss on relinquishment of entrusted portion of the pension fund (Note 15)	595	302	—	*5,631*
Loss on business restructuring	—	19,185	1,259	—
Loss on valuation of real estate for sale	—	8,349	—	—
	99,723	140,313	96,744	*943,544*
Income (loss) before income taxes and minority interest	73,642	(37,386)	(25,079)	*696,780*
Income taxes - current (Note 6)	56,096	17,968	19,062	*530,763*
Income taxes - deferred (Note 6)	(29,500)	(8,712)	(15,257)	*(279,122)*
Minority interest in net income (loss) of consolidated subsidiaries	5,531	5,044	(482)	*52,338*
Net income (loss)	¥ 41,515	¥ (51,686)	¥ (28,402)	*$ 392,800*
Per share (stated in yen and in dollars):				
Net income (loss) (Note 2)	¥6.15	(¥7.69)	(¥4.17)	*$0.058*
Cash dividends applicable to the year	¥1.50	¥1.50	¥1.50	*$0.014*
Weighted average number of shares outstanding (in thousands)	6,725,459	6,735,017	6,806,948	

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

NIPPON STEEL
Years ended March 31, 2004, 2003 and 2002

File No. 82-5175

	Thousands	Millions of yen		
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings
Balance at March 31, 2001	6,806,981	¥419,524	¥105,518	¥378,282
Net loss for the year ended March 31, 2002	—	—	—	(28,402)
Increase due to the change in the number of consolidated companies	—	—	—	168
Cash dividends	—	—	—	(10,210)
Directors' and corporate auditors' bonuses	—	—	—	(86)
Decrease due to reversal of unrealized gains on revaluation of land	—	—	—	(1,185)
Balance at March 31, 2002	6,806,981	¥419,524	¥105,518	¥338,565
Net loss for the year ended March 31, 2003	—	—	—	(51,686)
Increase due to the change in the number of consolidated companies	—	—	—	658
Cash dividends	—	—	—	(10,210)
Directors' and corporate auditors' bonuses	—	—	—	(97)
Increase due to reversal of unrealized gains on revaluation of land	—	—	—	1,086
Balance at March 31, 2003	6,806,981	¥419,524	¥105,518	¥278,315
Net income for the year ended March 31, 2004	—	—	—	41,515
Increase due to the change in the number of consolidated companies	—	—	—	(5,442)
Cash dividends	—	—	—	(9,991)
Directors' and corporate auditors' bonuses	—	—	—	(92)
Increase due to reversal of unrealized gains on revaluation of land	—	—	—	(5,569)
Increase due to disposal of treasury stock	—	—	331	—
Balance at March 31, 2004	6,806,981	¥419,524	¥105,850	¥298,734

	Thousands	*Thousands of dollars (Note 3)*		
Balance at March 31, 2003	6,806,981	*$3,969,391*	*$1,001,514*	*$2,633,316*
Net income for the year ended March 31, 2004	—	—	—	*392,800*
Increase due to the change in the number of consolidated companies	—	—	—	*(51,496)*
Cash dividends	—	—	—	*(94,538)*
Directors' and corporate auditors' bonuses	—	—	—	*(871)*
Increase due to reversal of unrealized gains on revaluation of land	—	—	—	*(52,697)*
Increase due to disposal of treasury stock	—	—	*3,137*	—
Balance at March 31, 2004	6,806,981	*$3,969,391*	*$1,001,514*	*$2,826,513*

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

File No. 82-5175

NIPPON STEEL

Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of dollars (Note3)
	2004	2003	2002	2004
Cash flows from operating activities:				
Income (loss) before income taxes and minority interest	¥ 73,642	¥ (37,386)	¥ (25,079)	$ 696,780
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	183,510	196,653	197,336	1,736,308
Interest and dividend income (accrual basis)	(6,099)	(5,526)	(7,047)	(57,711)
Interest expense (accrual basis)	23,798	29,186	32,904	225,168
Exchange losses (gains) on foreign currency transactions	3,166	7,262	(3,174)	29,964
Amortization of excess of cost over the underlying net equity (the underlying net equity over cost) of investments in subsidiaries and affiliates	1,744	(1,423)	2,197	16,510
Equity in net (income) loss of unconsolidated subsidiaries and affiliates	(11,854)	20,418	12,452	(112,167)
Loss (gain) on sales of investments in securities	5,828	(27,466)	(1,562)	55,144
Loss on valuation of investments in securities	2,526	44,460	72,336	23,904
Amortization of transition obligation in respect of new accounting standard for retirement benefits	4,384	4,669	6,166	41,485
Loss on impairment of fixed assets	60,055	—	—	568,219
Gain on contribution of securities to employee retirement benefit trust	—	—	(22,367)	—
Loss on the integration of stainless-steel business	6,492	—	—	61,429
Loss on business restructuring	—	19,185	—	—
Loss on valuation of real estate for sale	—	8,349	—	—
Loss on disposal of tangible and intangible fixed assets	10,713	24,216	7,279	101,364
Gain on sales of tangible and intangible fixed assets	—	(7,487)	(15,894)	—
Changes in allowance for doubtful accounts	4,237	38,843	(113)	40,089
Changes in operating assets and liabilities:				
Changes in notes and accounts receivable	(40,095)	39,734	53,870	(379,369)
Changes in inventories	26,740	24,274	17,601	253,006
Changes in notes and accounts payable	7,661	6,262	738	72,493
Other	(35,191)	(7,532)	(30,858)	(332,973)
Interest and dividend income (cash basis)	7,699	6,828	8,396	72,854
Interest expense (cash basis)	(23,928)	(29,038)	(33,674)	(226,405)
Income taxes (cash basis)	(17,010)	(19,980)	(55,864)	(160,942)
Net cash provided by operating activities	288,021	334,502	215,642	2,725,152
Cash flows from investing activities:				
Acquisition of investments in securities	(3,608)	(42,109)	(6,909)	(34,142)
Proceeds from sales of investments in securities	50,426	63,511	14,731	477,115
Acquisition of cash owned by new subsidiaries, net of payment for purchase of subsidiaries' shares	(46)	(77)	1,011	(441)
Proceeds from sale of subsidiaries' shares, net of cash owned by those subsidiaries	1,479	(52)	(81)	13,998
Acquisition of tangible and intangible fixed assets	(155,729)	(206,671)	(199,285)	(1,473,455)
Proceeds from sales of tangible and intangible fixed assets	24,545	23,261	28,917	232,239
Payment for loans	(7,692)	(19,289)	(19,323)	(72,785)
Proceeds from collections of loans	140,596	32,764	10,629	1,330,270
Other	1,927	1,575	4,943	18,233
Net cash used in investing activities	51,897	(147,088)	(165,365)	491,031
Cash flows from financing activities:				
Net decrease in short-term loans	(253,846)	(81,844)	(39,647)	(2,401,802)
Net increase (decrease) in commercial paper	11,000	(96,000)	96,000	104,077
Proceeds from long-term loans	88,730	138,557	86,785	839,533
Payments of long-term loans	(189,834)	(86,183)	(122,169)	(1,796,140)
Proceeds from issuance of bonds and notes	56,246	94,568	—	532,182
Redemption of bonds and notes	(40,112)	(113,100)	(115,823)	(379,529)
Payments for purchase of treasury stock	—	(19,374)	—	—
Cash dividends	(9,991)	(10,210)	(10,210)	(94,538)
Cash dividends to minority shareholders	(723)	(461)	(423)	(6,847)
Proceeds from issuance of common stock to minority shareholders	—	12,276	1,446	—
Other	6,178	(15,231)	(12)	58,461
Net cash used in financing activities	(332,353)	(177,003)	(104,054)	(3,144,603)
Effect of exchange rate changes on cash and cash equivalents	(1,949)	(7,540)	4,184	(18,445)
Net increase (decrease) in cash and cash equivalents	5,615	2,869	(49,592)	53,135
Cash and cash equivalents at beginning of year	76,603	74,194	123,910	724,791
Decrease from the change in the number of companies consolidated	(1,825)	(460)	(123)	(17,275)
Cash and cash equivalents at end of year (Note 11)	¥ 80,393	¥ 76,603	¥ 74,194	$ 760,651

The accompanying notes are an integral part of these statements.

File No. 82-5175

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Nippon Steel Corporation and its subsidiaries (collectively "NIPPON STEEL") are prepared on the basis of accounting principles generally accepted in Japan, and are compiled from the consolidated financial statements prepared by Nippon Steel Corporation as required by the Securities and Exchange Law of Japan.

The accounts of overseas consolidated subsidiaries are based on their financial statements, which are prepared in conformity with accounting principles generally accepted in the respective countries in which the subsidiaries are incorporated. No adjustments to the accounts of overseas consolidated subsidiaries have been reflected in the accompanying consolidated financial statements to present them in conformity with Japanese accounting principles followed by Nippon Steel Corporation.

2. Summary of Significant Accounting Policies

(1) Principles of Consolidation

Nippon Steel Corporation had 285 and 276 subsidiaries as of March 31, 2004 and 2003, respectively. The consolidated financial statements include the accounts of Nippon Steel Corporation and 259 of its subsidiaries (in the previous fiscal year: 258 subsidiaries) based on the criterion of exercise of control.

For details of the subsidiaries and affiliates included in the consolidation, reference should be made to the list of major subsidiaries and affiliates of Nippon Steel Corporation on page 70 in this document.

All subsidiaries, with certain exceptions, use a fiscal year ending on March 31, which is the same as that of Nippon Steel Corporation. For subsidiaries using a fiscal year end other than March 31, certain adjustments have been made, if appropriate, in preparing the consolidated financial statements to reflect material transactions that might have taken place between their fiscal year-end and March 31. For Tokai Special Steel Co, Ltd., having a fiscal year-end date of November 30, its interim accounts as at March 31, prepared on a basis similar to that for year-end closing, were used for consolidation purposes.

For the purposes of preparing the consolidated financial statements, all inter-company transactions and balances, as well as unrealized profits among NIPPON STEEL have been eliminated, together with the portion thereof attributable to minority interest being charged to minority interest.

Elimination of investments in consolidated subsidiaries has been made to include the equity in the net income of the subsidiaries for the period subsequent to the date of acquisition, in the consolidated statements of income.

For consolidated subsidiaries and affiliates where NIPPON STEEL exercises control or influence, assets and liabilities of those companies, including the portion attributable to minority shareholders, are fully marked to their respective fair values at the date of acquisition of control or influence.

The excess of cost over the underlying net equity (the underlying net equity over cost) of investments in subsidiaries and affiliates accounted for on the equity basis is amortized over the period for which the excess cost is expected to contribute to consolidated net income, where it is possible to estimate such a period, using the straight-line method. Otherwise, the excess is amortized over five years.

(2) Investments in Unconsolidated Subsidiaries and Affiliates

Investments in unconsolidated subsidiaries and material affiliates are accounted for on the equity basis.

Although Nippon Steel Corporation had 26 unconsolidated subsidiaries (in the previous fiscal year: 18 unconsolidated subsidiaries) and 146 affiliates (in the previous fiscal year: 156 affiliates), the equity method has been applied to the investments in 73 significant affiliates (in the previous fiscal year: 86 affiliates) based on the criterion of exercise of influence, since non-adoption of the equity method to the others would not have any material effect on net income or retained earnings of the consolidated financial statements.

(3) Appropriation of Retained Earnings

Consolidated Statements of Shareholders' Equity are based on the appropriations of retained earnings which were approved at the ordinary general meetings of shareholders held in the year ended March 31, 2004.

(4) Foreign Currency Translation

All monetary assets and liabilities including long-term items denominated in foreign currencies are translated into yen at the exchange rates prevailing at the balance sheet date.

(5) Securities

Securities held by NIPPON STEEL are classified into three categories;

Held-to-maturity debt securities, which NIPPON STEEL intends to hold to maturity, are valued at cost after accounting for premiums or discounts on acquisition, and are amortized over the period to maturity.

Investments of NIPPON STEEL in equity securities issued by unconsolidated subsidiaries and affiliates are accounted for by the equity method. Exceptionally, investments in certain unconsolidated subsidiaries and affiliates are valued at cost as the potential effect of application of the equity method would be immaterial.

Available-for-sale securities with available market quotations are valued at fair value. Net unrealized gains or losses on these securities are reported as a separate component in shareholders' equity at a net of tax amount. Cost is determined by the moving-average method. Available-for-sale securities without any available market quotations are valued at cost.

In cases where the fair value of held-to-maturity debt securities, equity securities issued by unconsolidated subsidiaries and affiliates, or available-for-sale securities has declined significantly and such impairment of value is not deemed temporary, those securities are written down to the fair value and the resulting losses are included in net profit or loss for the period.

(6) Inventories

Finished products, semi-finished products and raw materials are valued at cost, which is mainly determined by the periodic average method.

Other inventories are valued at the lower of cost or market value, cost being determined by (i) the job order cost method with respect to work in process, and (ii) the first-in first-out method or the periodic average method with respect to supplies.

(7) Tangible Fixed Assets

Tangible fixed assets are stated at cost. Significant renewals and additions are capitalized, whilst maintenance, repairs, minor renewals and improvements are charged to income as incurred.

Depreciation is generally computed using the declining-balance method (excluding buildings acquired on April 1, 1998 or later, for which the straight-line method is applied) over the useful life of the asset ranging from 7-60 years for "Buildings and structures" and 4-20 years for "Machinery and equipment".

(8) Intangible Fixed Assets

Amortization is generally computed using the straight-line method.

For purchased software which is a commercial completed product and software for which a contract has been concluded for the receiving of a usage charge, through leasing to a third party, the straight-line method of amotization over the useful life of 5 years is adopted.

(9) Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed based on the historical experienced default ratio for non-specific receivables, as well as the estimated irrecoverable portion of specific doubtful receivables calculated on an individual basis.

(10) Reserve for Repairs to Blast Furnaces

NIPPON STEEL's blast furnaces and hot blast stoves, including related machines, are periodically required to undergo overhauls and repairs on their main components. The estimated future costs of such works are charged to income on a straight-line basis over the periods from the last works to the anticipated dates of the next ones.

(11) Accounting for Revenues on Construction Contracts

Nippon Steel Corporation adopts the percentage-of-completion method for recognition of revenues and costs relating to certain construction contracts which are large scale (contract amount of ¥3 billion or more) and long-term (construction period of 12 months or over). The completion-of-contract method is applied to all small or short-term contracts.

Revenues on construction contracts accounted for using the percentage-of-completion method aggregated ¥39,733 million ($375,945 thousand), ¥59,470 million and ¥79,846 million for the years ended March 31, 2004, 2003 and 2002, respectively.

(12) Retirement Benefits

NIPPON STEEL's employees are generally entitled to receive a pension and/or a lump-sum retirement payment when they leave NIPPON STEEL. The amount of retirement allowance is determined by reference to the length of service and basic salary at the time of retirement.

NIPPON STEEL records "Accrued pension and severance costs" at the estimated present value of the projected benefit obligations in excess of the fair value of the plan assets, less/plus the unrecognized balance of the transition obligation arising from adopting the new standard at April 1, 2000, the unrecognized balance of prior service costs, and the unrecognized actuarial differences, as permitted under the new accounting standard.

The transition obligation was fully recognized through the securities contribution to the employee retirement benefit trust for Nippon Steel Corporation and certain subsidiaries in the year ended March 31, 2001, and was amortized on a straight-line basis over approximately 5 years for the remaining subsidiaries. Prior service costs for Nippon Steel Corporation and certain consolidated subsidiaries are amortized on a straight-line basis over a period of time within the average remaining service period for the employees in service (Nippon Steel Corporation; 14 years, certain consolidated subsidiaries; approximately 1–5years), starting from the year in which they occur. Unrecognized actuarial differences are mainly amortized on a straight-line basis over a period of time within the average remaining service period for the employees in service (Nippon Steel Corporation; 14 years, consolidated subsidiaries; approximately 7–15 years), starting from the year following the year in which they occur.

Additional Information (2004)

Some domestic consolidated subsidiaries obtained governmental approval for return of the pension fund under the substitutional portion from the Ministry of Health, Labor and Welfare, paid minimum actuarial liability to the government in the year ended March 31, 2004.

These consolidated subsidiaries adopted a one-time amortization of the actuarial difference of the plan assets for the year ended March 31, 2004.

As a result, an amount of ¥495 million ($4,691 thousand) was charged as a special loss.

Additional Information (2003)

Some domestic consolidated subsidiaries obtained governmental approval for exemption from the obligation for benefits related to future employee services under the substitutional portion from the Ministry of Health, Labor and Welfare in the year ended March 31, 2003.

As permitted by Article 47-2 of "Practical Guidelines on Accounting for Postretirement Benefits (Interim Report)" issued by the JICPA, the Company adopted the transitional treatment of separation of the substitutional portion.

As a result, a one-off profit resulting from the separation of the substitutional portion of the Employees' Pension Fund plans amounting to ¥443 million was recognized in the year ended March 31, 2003. Fair value of the plan assets assumed to be transferred to the Japanese government was ¥13,208 million as at March 31, 2003.

(13) Hedge Accounting

Gains or losses arising from changes in the fair values of derivatives designated as "hedging instruments" are deferred as an asset or liability and included in net profit or loss in the same period in which the gains or losses on the underlying hedged items or transactions are recognized.

In principal NIPPON STEEL adopts the deferral hedging accounting method. In addition, for interest swaps whose amounts, index and period meet with the conditions for hedged items, the "exceptional" method is adopted. Under this method, NIPPON STEEL does not account for gains and losses of those interest swaps on a fair value basis and recognizes swap interest on an accrual basis. For forward exchange contracts whose amounts, currency and period meet with the conditions of hedged items, the "assigning" method is adopted. Under this method, NIPPON STEEL does not account for gains and losses of those forward exchange contracts on a fair value basis and converts hedged items using the rates of those forward exchange contracts at the end of the year.

Derivatives designated as hedging instruments by NIPPON STEEL are principally interest swaps, forward exchange contracts and commodity futures. The related hedged items are trade accounts receivable and payable, long-term bank loans, and debt securities issued by NIPPON STEEL.

NIPPON STEEL has a policy which aims to utilize these hedging

instruments in order to reduce its exposure to the risk of interest rate fluctuations, foreign exchange rate and fluctuations in the price of raw nickel. Therefore, NIPPON STEEL's purchase of hedging instruments is limited to the amount of the hedged items.

NIPPON STEEL continues to evaluate the effectiveness of its hedging activities by reference to the accumulated gains or losses on the hedging instruments and the related hedged items from the commencement of the hedges.

(14) Consumption Tax

Consumption tax generally withheld upon sale, as well as that paid for purchases of goods or services, is recorded as a liability or an asset, and is excluded from the relevant revenue, costs or expenses.

(15) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, bank deposits on demand and short-term investments due within three months at the date of purchase, that represent an insignificant risk of changes in value.

(16) Income Taxes

The income taxes of Nippon Steel Corporation and its domestic subsidiaries consist of corporate income taxes, local inhabitants taxes and enterprise taxes. Deferred income taxes are provided for on the basis of the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

(17) Accounting Standard for Impairment of fixed assets

On August 9, 2002, the Business Accounting Council in Japan issued "Accounting Standard for Impairment of Fixed Assets". The standard requires that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized in the income statement by reducing the carrying amount of impaired assets or a group of assets to the recoverable amount to be measured as the higher of net selling price and value in use.

The standard shall be effective for fiscal years beginning April 1, 2005, or thereafter, with possible early adoption for fiscal years ended March 31, 2004 or thereafter.

NIPPON STEEL adopted this standard with effect from the year ended March 31, 2004. As a result of this adoption, income before income taxes decreased by ¥60,055 million ($568,219 thousand). The accumulated impairment loss was deducted from each asset's acquisition cost directly.

(18) Accounting Standard for Treasury Stock and Reversal of Capital and Legal Reserves

Effective for the year ended March 31, 2003, the Statement of Financial Accounting Standard No. 1 "Accounting for Treasury Stock and Reversal of Capital and Legal Reserves" issued by the Accounting Standards Board of Japan has been adopted. However, the effect on net income for the period of adopting this new statement was immaterial.

(19) Net income per share

Net income per share of common stock is computed based on the weighted average number of outstanding shares of common stock during the respective years. The company issued a convertible bond, however there was no dilutive effect on net income per share during these periods.

The average number of shares used in the computation was 6,735,016 thousand and 6,725,458 thousand for the years ended March 31, 2003 and 2004, respectively.

Effective from the year ended March 31, 2003, the Statement of Financial Accounting Standard No. 2 "Earnings per Share" issued by the Accounting Standards Board of Japan has been adopted. Prior to adopting the new statement, earnings per share was calculated based on the net income shown on the Income Statement. The earnings per share calculation therefore excluded bonuses to directors and statutory auditors, since under the Japanese Commercial Code these are recognized as an appropriation of retained earnings, in the statement of shareholders' equity, rather than as expenses in the statements of income. However, the new statement requires that net income should be adjusted by deducting bonuses paid to directors and statutory auditors, as well as the payment of dividends to shareholders of preferred stocks to be recognized as an appropriation of retained earnings, from net income shown in the statements of income, and the calculation of earnings per share be made on that adjusted net income basis. Net income (loss) per share for the year ended March 31, 2003 calculated under the new standard and using the previous method is ¥(7.69) and ¥(7.67), respectively.

Changes of presentation (2004)

(Consolidated Statements of Income)

As the "Exchange loss on foreign currency transactions" occurred more than 10% of the non-operating loss, it has been presented separately with effect from the year ended March 31, 2004. The exchange loss on foreign currency transactions, ¥7,615 million, was included in "Other" in non-operating loss for the year ended March 31, 2003.

3. Japanese Yen and U.S. Dollar Amounts

Nippon Steel Corporation and its domestic subsidiaries maintain accounting records in yen. Yen amounts included in the financial statements are stated in millions of yen, where fractions less than ¥1 million are omitted. Therefore, total or subtotal amounts presented in the financial statements may not tie in with the sum of the individual balances. The U.S. dollar amounts presented in the financial statements, which are included solely for the convenience of the reader, have been calculated at ¥105.69 = U.S.$1, the effective exchange rate prevailing at the latest balance sheet date of March 31, 2004. These translations should not be construed as representations that the yen amounts actually represent, have been or could have been converted into U.S. dollars.

4. Bonds and Notes, Convertible Bonds and Loans

Bonds and Notes, convertible bonds, and loans of NIPPON STEEL at March 31, 2004 and 2003 consisted of the following:

		Millions of yen		Thousands of dollars
		2004	2003	2004
Bonds and Notes:				
Nippon Steel Corporation	3.3% SB due March 2017	¥ 10,000	¥ 10,000	$ 94,616
	3.175% SB due September 2017	10,000	10,000	94,616
	2.35% SB due December 2007	40,000	40,000	378,465
	2.55% SB due December 2009	10,000	10,000	94,616
	1.775% SB due December 2003	—	30,000	—
	2.75% SB due February 2008	20,000	20,000	189,232
	2.60% SB due April 2008	15,000	15,000	141,924
	2.27% SB due May 2008	10,000	10,000	94,616
	2.23% SB due June 2008	30,000	30,000	283,848
	2.00% SB due July 2004	50,000	50,000	473,081
	2.50% SB due July 2008	30,000	30,000	283,848
	1.74% SB due December 2005	10,000	10,000	94,616
	0.54% SB due November 2007	30,000	30,000	283,848
	0.80% SB due November 2009	10,000	10,000	94,616
	1.36% SB due November 2012	10,000	10,000	94,616
	0.62% SB due February 2009	30,000	30,000	283,848
	1.18% SB due February 2013	15,000	15,000	141,924
	0.80% SB due June 2013	20,000	—	189,232
	Floating rate SB without call option due December 2007 *1	10,000	10,000	94,616
	Floating rate PN with call option due April 2023 *2, 5	5,000	—	47,308
	Floating rate SB with call option due June 2015 *3, 6	15,000	—	141,924
Nippon Steel City Produce, Inc.	Floating rate SB without call option due March 2008 *4	3,000	—	28,384
	Floating rate SB without call option due March 2009 *4	3,000	—	28,384
	Floating rate SB without call option due March 2010 *4	3,250	—	30,750
	Floating rate SB without call option due March 2009 *4	2,300	—	21,761
	Floating rate SB without call option due March 2009 *4	1,900	—	17,977
	Floating rate SB without call option due March 2009 *4	1,700	—	16,084
	Floating rate SB without call option due March 2009 *4	1,300	—	12,300
		396,450	370,000	3,751,064
	Less: portion due within one year	(50,000)	(30,000)	(473,081)
		¥346,450	¥340,000	$3,277,982
Convertible bonds:				
Nippon Steel Corporation	1.5% CB due September 2004	¥ 98,729	¥ 98,729	$ 934,137
Nippon Steel Chemical Co., Ltd.	2.50% secured CB due March 2004	—	4,988	—
	2.00% secured CB due March 2005	—	5,124	—
		98,729	108,841	934,137
	Less: portion due within one year	(98,729)	(10,112)	(934,137)
		¥ —	¥ 98,729	$ —

(Interest rate)

*1 The floating rate is generally determined by reference to the interest rate in Tokyo applicable to 10-year Yen term swaps with 0% floor rate.

*2 The floating rate is as follows :

April 15, 2003–April 14, 2008	1.40%
April 15, 2008–April 14, 2013	1.80%
April 15, 2013–April 14, 2018	2.00%
April 15, 2018–April 14, 2023	2.30%

*3 The floating rate is as follows :

June 5, 2003–June 4, 2010	0.70%
June 5, 2010–June 4, 2015	1.25%

*4 The floating rate is generally determined by reference to the interest rate in Tokyo applicable to 6-month Yen term TIBOR.

(Call option)

*5 Call option is available on the day of interest payment after April 14, 2008.

*6 Call option is available after June 4, 2010.

The 1.5% CB due September 2004 was issued in June 1989 for the amount of ¥100,000 million. The current conversion price of this CB is ¥898.6 per share. This conversion price is subject to adjustment for subsequent free share distributions and other circumstances. This CB is convertible up to and including September 29, 2004.

Nippon Steel Chemicals Co.,Ltd. redeemed the 2.50% secured CB and the 2.00% secured CB on July 25, 2003.

CB outstanding March 31, 2004 due within one year of ¥98,729 million. This is classified as convertible bonds due within one year in current liabilities.

* "SB" = straight bond "PN" = private note "CB" = convertible bond

	Millions of yen		Thousands of dollars
	2004	2003	2004
Loans:			
Short-term loans	¥ 314,390*2	¥ 556,227	$ 2,974,649
Loans principally from banks and insurance companies due 2005-2031 for 2004 (2004-2031 for 2003) *1	719,586*3	812,925	6,808,462
Commercial paper	31,000*4	20,000	293,310
	¥1,064,977	¥1,389,153	$10,076,422

*1 Including a portion due within one year of ¥81,703 million ($773,048 thousand) for 2004 and ¥144,982 million for 2003.
*2 Average interest rate at March 31, 2004 is 0.5 %.
*3 Average interest rate at March 31, 2004 is 2.1 %.
*4 Average interest rate at March 31, 2004 is 0.0 %.

NIPPON STEEL's assets pledged as collateral primarily to secure long-term loans, short-term loans, CBs and others aggregated ¥82,966 million ($784,994 thousand) at March 31, 2004 and ¥107,400 million at March 31, 2003, respectively. These are summarized as follows:

	Millions of yen		Thousands of dollars
	2004	2003	2004
(Industrial foundation)			
Buildings and structures	¥ 21,909	¥ 22,728	$ 207,302
Machinery and equipment	55,172	56,576	522,021
Land	29,692	29,086	280,940
Other	—	643	—
	¥106,774	¥109,034	$1,010,264
(Pledged assets)			
Cash and bank deposits	¥ 360	¥ 2	$ 3,408
Accounts receivable	32	—	310
Marketable securities	—	9	—
Buildings and structures	17,622	18,654	166,738
Machinery and equipment	6,869	6,923	64,997
Land	23,802	24,648	225,211
Investments in securities	41	1,834	391
	¥ 48,729	¥ 52,073	$ 461,056

5. Revaluation of Land

(Year ended March 31, 2004)
Revaluation of land used for business purpose was carried out in accordance with the "Law concerning Revaluation of Land" and relating amendments for certain of Nippon Steel Corporation's consolidated subsidiaries and affiliates to which the equity method is applied.

Revaluation differences computed by consolidated subsidiaries, net of tax and minority interest, which were charged to "Deffered tax assets and liabilities on revaluation of land" and "Minority interest in consolidated subsidiaries", respectively, were recorded as a separate component of shareholders' equity as "Unrealized gains on revaluation of land".

Additionally, revaluation differences accounted for by affiliates were recorded as a separate component of shareholders' equity as "Unrealized gains on revaluation of land" in proportion to the equity rate.

- Method of revaluation

Calculations were made in accordance with the Law concerning Revaluation of Land.

(Revaluation made on March 31, 2002)
- Excess of carrying amounts of the revalued land over fair value at the end of March 31, 2004: ¥12,577 million ($119,000 thousand)

(Revaluation made on March 31, 2000)
- Excess of carrying amounts of the revalued land over fair value at the end of March 31, 2004: ¥568 million ($5,376 thousand)

(Year ended March 31, 2003)
Revaluation of land used for business purpose was carried out in accordance with the "Law concerning Revaluation of Land" and relating amendments for certain of Nippon Steel Corporation's consolidated subsidiaries and affiliates to which the equity method is applied.

Revaluation differences computed by consolidated subsidiaries, net of tax and minority interest, which were charged to "Differed tax assets and liabilities on revaluation of land" and "Minority interest in consolidated subsidiaries", respectively, were recorded as a separate component of shareholders' equity as of "Unrealized gains on revaluation of land".

Additionally, revaluation differences accounted for by affiliates were recorded as a separate component of shareholders' equity as of "Unrealized gains on revaluation of land" in proportion to the equity rate.

- Method of revaluation

Calculations were made in accordance with the Law concerning Revaluation of Land.

(Revaluation made on March 31, 2002)
- Excess of carrying amounts of the revalued land over fair value at the end of March 31, 2003: ¥14,181 million

(Revaluation made on March 31, 2000)
- Excess of carrying amounts of the revalued land over fair value at the end of March 31, 2003: ¥274 million

6. Deferred Tax Accounting

(1) The components of deferred tax assets and liabilities at March 31, 2004 and 2003, are as follows;

	Millions of yen		Thousands of dollars
	2004	2003	2004
Deferred tax assets			
Reserve for accrued bonuses	¥ 18,771	¥ 14,921	$ 177,605
Allowance for doubtful accounts	12,198	19,102	115,417
Accrued pension and severance costs	27,001	24,519	255,476
Reserve for repairs for blast furnaces	10,054	5,227	95,134
Loss on impairment of fixed assets	19,169	—	181,370
Loss on valuation of investments in securities	—	14,318	—
Depreciation in excess of limit	25,160	23,206	238,058
Tax losses carried forward	20,467	28,973	193,654
Unrealized gain on tangible fixed assets	49,571	41,636	469,025
Revaluation of available-for-sale securities	103	407	977
Other	34,728	34,226	328,588
Subtotal	217,225	206,539	2,055,307
Valuation allowance	(9,410)	(25,994)	(89,035)
Total	207,815	180,544	1,966,272
Deferred tax liabilities			
Special tax purpose reserve	(89,850)	(94,474)	(850,135)
Revaluation of available-for-sale securities	(88,017)	(14,893)	(832,787)
Net unrealized gain on assets and liabilities of consolidated subsidiaries acquired after the adoption of the new consolidation standard	(6,015)	(5,599)	(56,914)
Total	(183,883)	(114,966)	(1,739,837)
Net deferred tax assets	¥ 23,931	¥ 65,577	$ 226,434

Net deferred tax assets of ¥23,931 million ($226,434 thousand) and ¥65,577 million at March 31, 2004 and 2003, respectively, mentioned above, are different from the amounts of deferred tax assets net of deferred tax liabilities disclosed in the consolidated balance sheet.

The differences of ¥381 million ($3,608 thousand) and ¥791 million at March 31, 2004 and 2003, respectively, are included in "Other" in current liabilities.

(2) Reconciliation of the differences between the effective tax rate and the actual tax rate is as follows;

(Year ended March 31, 2004)

	2004
Effective tax rate	41.7%
Equity in net income of unconsolidated subsidiaries and affiliates	(6.7)
Permanent non-deductible expenses	4.0
Permanent non-taxable income	(1.3)
Adjustment of deferred tax assets and liabilities due to change in the tax rate	3.9
Other	(5.5)
Actual tax rate	36.1%

(Year ended March 31, 2003)
A loss before income taxes and minority interest was recorded, therefore, in accordance with the revised Regulation concerning Consolidated Financial Statements, the difference between the effective tax rate and the actual tax rate is not analyzed.

(3) Adjustment of deferred tax assets and liabilities due to change in the tax rate.

Due to the change in local tax law during the year ended March 31, 2003, in the calculation of deferred tax assets and liabilities dissolving until March 31, 2004, the effective tax rate before the change is used, and in that of deferred tax assets and liabilities dissolving after April 1, 2004, the effective tax rate after the change is used. As a result, deferred tax assets, net of deferred tax liabilities, decreased by ¥505 million and income taxes-deferred increased by ¥1,165 million for the year ended March 31, 2003.

7. Selling, General and Administrative Expenses

The main components of selling, general and administrative expenses for the years ended March 31, 2004 and 2003 are as follows;

	Millions of yen		Thousands of dollars
	2004	2003	2004
Transportation and storage	¥ 53,875	¥ 59,069	*$ 509,745*
Salaries	76,617	74,517	*724,928*
Depreciation and amortization	4,233	4,728	*40,060*
Research and development expenses	25,133	24,493	*237,806*
Amortization of excess of cost over the underlying net equity of investments in subsidiaries and affiliates	2,781	90	*26,317*
Other	95,573	92,415	*904,281*
	¥258,215	¥255,316	*$2,443,139*

8. Research and Development Costs

Research and development costs charged to income for the years ended March 31, 2004 and 2003 are ¥35,349 million ($334,460 thousands) and ¥35,866 million, respectively.

9. Explanatory Notes on Special Profit and Loss

(Year ended March 31, 2004)
Special profit

(1) Gain on sales of tangible fixed assets
The "Gain on sales of tangible fixed assets" represents a gain from sales of industrial sites and welfare sites, etc.

Special loss

(1) Loss on disposal of tangible fixed assets and other assets
The "Loss on disposal of tangible fixed assets and other assets" represents a loss on disposal of tangible fixed assets and other assets of subsidiaries.

(2) Loss on impairment of fixed assets
NIPPON STEEL acknowledged "Loss on impairment of fixed assets" as follows:

a. Grouping
Grouping unit is each of business establishments in principle.

b. Assessment of recoverable value
Recoverable value is assessed comparing net sale value and utility value. Net sale value was mainly adopted for idle immovable estates and utility value was mainly adopted for other assets. Net sale values were assessed according to fair values based on public announcement prices. To calculate utility values, Nippon Steel Corporation's discount rate (capital cost before taxes; 7%) was used.

c. Assets subject to impairment
- Idle immovable assets held by each business establishment or leasehold property held by urban development business, whose fair values have diminished significantly compared to book values due to the recent decline in land prices.
- Assets which provided a low level operating profit (theme park businesses at Space World, Inc. and others) due to excessive depreciation costs arising from investments during the years of the asset-inflated economy.

d. Detail of impairment loss

Buildings	¥16,020 million	*($151,583 thousand)*
Structures	¥4,837 million	*($45,773 thousand)*
Land	¥35,792 million	*($338,650 thousand)*
Others	¥3,404 million	*($32,212 thousand)*

(3) Loss on valuation of investments in securities
The "Loss on valuation of investments in securities" consists of a loss on valuation of the following:

Investments in securities:	¥930 million	*($8,807 thousand)*
Investment in shares of affiliated companies:	¥1,410 million	*($13,350 thousand)*
Golf memberships:	¥481 million	*($4,557 thousand)*

(4) Amortization of transition obligation in respect of the new accounting standard for retirement benefits
The "Amortization of transition obligation in respect of the new accounting standard for retirement benefits" represents amortization of the transition obligation arising from adopting the new standard for retirement benefits at the beginning of the year ended March 31, 2001.

The transition obligation is amortized on a straight-line basis over approximately 5 years for consolidated subsidiaries.

(5) Industrial water obligation fee
The "Industrial water obligation fee" represents a compensation for reduction in the consumed volume of industrial water from that original contracted in the year ended March 31, 2004, which was caused by a substantial decrease in industrial water demand at Sakai Works.

(6) Loss on accidents at works
The "Loss on accidents at works" represents costs relating to recovery from accidents; especially an explosion of a coke oven gasholder which occurred at Nagoya Works in the year ended March 31, 2004.

(7) Loss on the integration of stainless-steel business
The "Loss on the integration of stainless-steel business" represents losses on disposal of assets arising from the integration of the stainless-steel business with Sumitomo Metals Industries Co., Ltd.

(Year ended March 31, 2003)
Special profit

(1) Gain on sales of tangible fixed assets
The "Gain on sales of tangible fixed assets" represents a gain from sales of industrial sites and welfare sites, etc.

Special loss

(1) Loss on disposal of tangible fixed assets and other assets
The "Loss on disposal of tangible fixed assets and other assets" represents a loss on disposal of tangible fixed assets and other assets of subsidiaries.

(2) Loss on valuation of investments in securities
The "Loss on valuation of investments in securities" consists of a loss on valuation of the following:
Investments in securities: ¥43,615 million
Investment in shares of affiliated companies: ¥163 million
Golf memberships: ¥1,654 million

(3) Amortization of transition obligation in respect of the new accounting standard for retirement benefits
The "Amortization of transition obligation in respect of the new accounting standard for retirement benefits" represents amortization of the transition obligation arising from adopting the new standard for retirement benefits at the beginning of the year ended March 31, 2001.
The transition obligation is amortized on a straight-line basis over approximately 5 years for consolidated subsidiaries.

(4) Allowance for doubtful accounts
The "Allowance for doubtful accounts" mainly represents a reserve for unrecoverable loans to affiliates, the amount is estimated by taking the financial condition of those companies into account.

(5) Loss on business restructuring
The "Loss on business restructuring" represents a loss caused by the restructuring of the rigid Printed-circuit board business and reorganization costs in the plastics business, both of which occurred in Nippon Steel Chemical Co., Ltd.

(6) Loss on valuation of real estate for sale
The "Loss on valuation of real estate for sale" represents the write-off of impaired real estate by a consolidated subsidiary.

10. Notes on Consolidated Statements of Shareholders' Equity

(Year ended March 31, 2004)
In accordance with the Japanese Commercial Code, appropriations of retained earnings are recorded in the accounts when the shareholders' approval is obtained. The following appropriations of retained earnings of Nippon Steel Corporation for the year ended March 31, 2004 were approved at the ordinary general meeting of shareholders held on June 25, 2004. These appropriations were not recorded in the consolidated financial statements for the year ended March 31, 2004, but will be recorded in those for the year ending March 31, 2005.

	Millions of yen	*Thousands of dollars*
Appropriations for:		
Cash dividends at ¥1.5 (*$0.01419*) per share	¥ 10,141	*$ 95,953*
Transfer to special reserve	81,221	*768,486*

(Year ended March 31, 2003)
In accordance with the Japanese Commercial Code, appropriations of retained earnings are recorded in the accounts when the shareholders' approval is obtained. The following appropriations of retained earnings of Nippon Steel Corporation for the year ended March 31, 2003 were approved at the ordinary general meeting of shareholders held on June 26, 2003. These appropriations were not recorded in the consolidated financial statements for the year ended March 31, 2003, but will be recorded in those for the year ending March 31, 2004.

	Millions of yen
Appropriations for:	
Cash dividends at ¥1.5 per share	¥ 9,991
Transfer to special reserve	6,802

11. Notes on Consolidated Statements of Cash Flows

Cash and cash equivalents consists of:

	Millions of yen		*Thousands of dollars*
	2004	2003	*2004*
Cash and bank deposits	¥ 81,219	¥ 78,132	*$ 768,472*
Less - Time deposits with original maturity over 3 months	(1,106)	(2,351)	*(10,469)*
Securities due within 3 months	279	822	*2,649*
Cash and cash equivalents	¥ 80,393	¥ 76,603	*$ 760,651*

12. Lease Commitments, Contingent Liabilities and Commitment Line Contracts

(1) Finance Leases

Finance lease contracts, other than those under which the ownership of the leased assets is to be transferred to lessees, are accounted for using a method similar to the operating lease method.

Lease rental expenses on finance lease contracts without ownership-transfer for the years ended March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		*Thousands of dollars*
	2004	2003	*2004*
Lease rental expenses	¥ 9,964	¥ 12,221	*$ 94,283*
Impairment loss on leased assets	12	—	*120*

The amount of outstanding future lease payments due at March 31, 2004 and 2003, which included the portion of interest thereon, is summarized as follows:

	Millions of yen		*Thousands of dollars*
	2004	2003	*2004*
Future lease payments			
Within one year	¥ 7,099	¥ 9,144	*$ 67,173*
Over one year	12,120	15,343	*114,675*
	¥ 19,219	¥ 24,487	*$ 181,848*

	Millions of yen		*Thousands of dollars*
	2004	2003	*2004*
* Accumulated impairment loss on leased assets	¥ 12	¥ —	*$ 120*

Had they been capitalized, the following items would have been recognized on the consolidated balance sheets and the consolidated statements of income as at and for the years ended March 31, 2004 and 2003.

	Millions of yen		*Thousands of dollars*
	2004	2003	*2004*
Acquisition cost	¥ 59,537	¥ 77,625	*$ 563,325*
Accumulated depreciation	(40,318)	(53,137)	*(381,477)*
Accumulated impairment loss	(12)	—	*(120)*
Net book value	¥ 19,206	¥ 24,487	*181,727*
Depreciation	¥ 9,964	¥ 12,221	*$ 94,283*

(2) Operating Leases

The amount of outstanding future lease payments due at March 31, 2004 and 2003, is summarized as follows:

	Millions of yen		*Thousands of dollars*
	2004	2003	*2004*
Future lease payments			
Within one year	¥ 2,262	¥ 1,219	*$ 21,409*
Over one year	6,095	6,598	*57,674*
	¥ 8,358	¥ 7,817	*$ 79,084*

The amount of outstanding future lease income due at March 31, 2004 and 2003, is summarized as follows:

	Millions of yen		*Thousands of dollars*
	2004	2003	*2004*
Future lease income			
Within one year	¥ 495	¥ 379	*$ 4,689*
Over one year	4,893	4,259	*46,301*
	¥ 5,389	¥ 4,638	*$ 50,990*

(3) Contingent Liabilities

	Outstanding amounts for the year ended		Substantial amounts	
	Millions of yen	*Thousands of dollars*	Millions of yen	*Thousands of dollars*
	2004	*2004*	2004	*2004*
Contingent liabilities for				
Guarantee of loans				
The Siam United Steel (1995) Co., Ltd.	¥11,638	*$110,116*	¥11,638	*$110,116*
UNIGAL Ltda.	5,858	*55,433*	4,003	*37,876**1
I/N Tek	5,793	*54,819*	5,793	*54,819*
I/N Kote	5,045	*47,742*	5,045	*47,742*
Guanghou Pacific Tinplate Co., Ltd.	2,255	*21,338*	2,255	*21,338*
Other	2,777	*26,276*	1,449	*13,710**1
	¥33,369	*$315,726*	¥30,185	*$285,603*

	Outstanding amounts for the year ended		Substantial amounts	
	Millions of yen	*Thousands of dollars*	Millions of yen	*Thousands of dollars*
	2004	*2004*	2004	*2004*
Contingent liabilities for:				
Reserved guarantee of loans				
Nippon Techno-Carbon Co.,Ltd.	¥1,680	*$15,895*	¥1,680	*$15,895*
NISP MARITIME S. A.	1,563	*14,797*	1,563	*14,797*
Hibikinada Development Co.,Ltd.	1,561	*14,775*	1,561	*14,775*
T & T MARITIME S. A.	1,361	*12,878*	1,361	*12,878*
PUISSANT SHIPPING ENTERPRISE S. A.	1,306	*12,360*	1,306	*12,360*
Muroran Co-Operative Electric Power Co., Ltd.	1,231	*11,649*	1,231	*11,649*
Makuhari Techno-Garden Co., Ltd.	972	*9,205*	972	*9,205*
H.C.M SHIPPING S.A.	532	*5,040*	532	*5,040*
Other	1,639	*15,512*	1,252	*11,854**2
	¥11,849	*$112,113*	¥11,462	*$108,455*

*1 These represent substantial amounts excluding that portion which is re-guaranteed by other parties.

*2 These represent substantial amounts excluding that portion which is re-guaranteed by business corporations and trading companies other than NIPPON STEEL.

NIPPON STEEL is not a party to or involved in any material litigation.

	Outstanding amounts for the year ended	Substantial amounts
	Millions of yen	Millions of yen
	2003	2003
Contingent liabilities for:		
Guarantee of loans		
The Siam United Steel (1995) Co., Ltd.	¥16,251	¥16,251
Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.	11,659	11,659*3
I/N Tek	8,105	8,105
UNIGAL Ltda.	7,925	6,408*1
I/N Kote	7,325	7,325
Wacker NSCE Malaysia Sdn.Bhd.	5,409	5,409
Guanghou Pacific Tinplate Co., Ltd.	2,537	2,537
Other	3,122	1,572*4
	¥62,336	¥59,268

	Outstanding amounts for the year ended	Substantial amounts
	Millions of yen	Millions of yen
	2003	2003
Contingent liabilities for:		
Reserved guarantee of loans		
Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.	¥17,414	¥6,234*2,3
Nippon Techno-Carbon Co., Ltd.	2,080	2,080
T & T MARITIME S. A.	1,834	1,834
Nilax Inc.	1,679	1,007*4
NISP MARITIME S. A.	1,776	1,776
Hibikinada Development Co., Ltd.	1,539	1,539
Muroran Co-Operative Electric Power Co., Ltd.	1,504	1,504
PUISSANT SHIPPING ENTERPRISE S. A.	1,491	1,491
Makuhari Techno-Garden Co., Ltd.	972	972
HIROHATA TERMINAL Co., Ltd.	672	672
Other	1,926	1,926
	¥32,891	¥21,039

*1 These represent substantial amounts excluding that portion which is re-guaranteed by other parties.
*2 These represent substantial amounts excluding that portion which is re-guaranteed by Hitachi, Ltd.
*3 The total maximum liability relating to Hitachi Nippon Steel Semiconductor Singapore Pte.Ltd. is limited to ¥5,550 million under the joint venture agreement.
*4 These represent substantial amounts excluding that portion which is re-guaranteed by business corporations and trading companies other than NIPPON STEEL.

NIPPON STEEL is not a party to or involved in any material litigation.

(4) Notes and Bills Discounted and Endorsed

	Millions of yen		Thousands of dollars
	2004	2003	2004
Notes and bills discounted	¥ 1,072	¥ 3,880	*$ 10,149*
Notes and bills endorsed	1,011	964	*9,566*
	¥ 2,083	¥ 4,845	*$ 19,716*

(5) Commitment line Contracts on loans (NS Finance, Inc.)

NS Finance, Inc., a consolidated subsidiary of Nippon Steel Corporation, has entered into commitment line contracts with certain affiliates, which are agreements to lend to them when they apply for credit, up to the prescribed amount as long as there is no violation of any condition established in the contracts.

The total amounts of commitment lines and the amount of unused commitments at March 31, 2004 and March 31, 2003 is as follows;

	Millions of yen		Thousands of dollars
	2004	2003	2004
Total amount of commitment lines	¥ —	¥ 7,789	*$ —*
Used commitments	—	7,789	—
Unused commitments	¥ —	¥ —	*$ —*

13. Segment Information

The segment information of NIPPON STEEL for 2004, 2003 and 2002 is as follows:

(1) Information by Business Segments

NIPPON STEEL operates in the following seven business segments.

Business segment	Major products and businesses
Steelmaking and steel fabrication	Bars; plates and sheets; pipes and tubes; specialty steels; fabricated and processed steels; pig iron and ingots; slag products; transportation
Engineering and construction	Technical cooperation; plant and machinery; civil engineering and marine construction; building construction
Urban development	Urban development; real estate; rental of buildings
Chemicals and nonferrous materials	Coal chemicals; titanium products; aluminum products; ceramic coated products;
System solutions	Engineering and consulting on computer systems
Power supply	Electricity supply
Other businesses	Finance and insurance; energy; theme park; others

	Millions of yen			*Thousands of dollars*
	2004	2003	2002	*2004*
Sales				
Steelmaking and steel fabrication				
Customers	¥2,127,949	¥1,941,907	¥1,791,743	*$20,133,874*
Intersegment	28,997	38,902	36,463	*274,361*
Total Sales	2,156,946	1,980,809	1,828,206	*20,408,236*
Engineering and construction				
Customers	246,440	247,456	245,018	*2,331,728*
Intersegment	46,697	27,447	49,304	*441,835*
Total Sales	293,137	274,903	294,323	*2,773,564*
Urban development				
Customers	114,241	97,119	120,865	*1,080,907*
Intersegment	6,570	8,069	9,942	*62,170*
Total Sales	120,811	105,188	130,808	*1,143,077*
Chemicals and nonferrous materials				
Customers	244,579	265,266	248,176	*2,314,126*
Intersegment	31,217	80,966	77,988	*295,364*
Total Sales	275,797	346,232	326,164	*2,609,490*
System solutions				
Customers	124,998	125,526	122,087	*1,182,688*
Intersegment	25,851	27,616	27,311	*244,601*
Total Sales	150,850	153,143	149,398	*1,427,290*
Other businesses				
Customers	67,669	72,029	53,507	*640,267*
Intersegment	5,945	7,029	7,744	*56,253*
Total Sales	73,615	79,059	61,251	*696,520*
Elimination of intersegment transactions	(145,280)	(190,031)	(208,754)	*(1,374,587)*
Consolidated total	¥2,925,878	¥2,749,306	¥2,581,399	*$27,683,592*

Operating profit (loss)				
Steelmaking and steel fabrication	¥ 189,717	¥ 112,816	¥ 23,482	*$ 1,795,033*
Engineering and construction	4,359	2,460	9,913	*41,251*
Urban development	13,526	4,469	15,576	*127,987*
Chemicals and nonferrous materials	12,667	13,458	10,379	*119,854*
System solutions	9,182	9,776	10,504	*86,880*
Other businesses	(4,310)	(2,155)	1,457	*(40,785)*
Elimination of intersegment transactions	(668)	2,135	1,731	*(6,321)*
Consolidated total	¥ 224,475	¥ 142,961	¥ 73,044	*$ 2,123,901*
Identifiable assets				
Steelmaking and steel fabrication	¥2,931,098	¥2,813,843	¥2,963,927	*$27,732,973*
Engineering and construction	206,113	216,367	246,122	*1,950,171*
Urban development	160,394	186,962	193,400	*1,517,589*
Chemicals and nonferrous materials	281,847	292,937	316,898	*2,666,737*
System solutions	93,213	97,482	72,944	*881,948*
Other businesses	205,796	353,667	400,858	*1,947,166*
Elimination of intersegment transactions	(172,544)	(204,086)	(163,556)	*(1,632,556)*
Consolidated total	¥3,705,917	¥3,757,175	¥4,030,596	*$35,064,032*
Depreciation of identifiable assets				
Steelmaking and steel fabrication	¥ 153,923	¥ 163,644	¥ 164,693	*$ 1,456,363*
Engineering and construction	2,472	1,914	2,008	*23,397*
Urban development	2,409	2,509	4,754	*22,798*
Chemicals and nonferrous materials	11,853	13,416	17,264	*112,148*
System solutions	1,240	1,282	1,160	*11,740*
Other businesses	12,051	14,255	7,819	*114,025*
Elimination of intersegment transactions	(440)	(369)	(365)	*(4,166)*
Consolidated total	¥ 183,510	¥ 196,653	¥ 197,336	*$ 1,736,308*
Impairment loss of identifiable assets				
Steelmaking and steel fabrication	¥30,977	¥ —	¥ —	*$293,097*
Engineering and construction	—	—	—	—
Urban development	14,788	—	—	*139,927*
Chemicals and nonferrous materials	1,455	—	—	*13,768*
System solutions	—	—	—	—
Other businesses	12,833	—	—	*121,427*
Elimination of intersegment transactions	—	—	—	—
Consolidated total	¥ 60,055	¥ —	¥ —	*$568,219*
Capital expenditure for identifiable assets				
Steelmaking and steel fabrication	¥ 141,477	¥ 125,765	¥165,202	*$ 1,338,612*
Engineering and construction	1,851	2,180	1,949	*17,521*
Urban development	1,320	2,533	904	*12,490*
Chemicals and nonferrous materials	9,219	12,066	10,442	*87,234*
System solutions	1,437	1,097	1,720	*13,600*
Other businesses	1,805	22,804	19,543	*17,079*
Elimination of intersegment transactions	(7,519)	(3,131)	(3,961)	*(71,142)*
Consolidated total	¥ 149,593	¥ 163,318	¥195,801	*$ 1,415,396*

(Year ended March 31, 2004)
According to the change in definition of sales at Nippon Steel Chemical Co., Ltd in the year ended March 31, 2004, sales of the "Chemicals and nonferrous materials" segment decreased by ¥49,923 million ($472,353 thousand) (¥14,491 million ($137,108 thousand) at "Customers" and ¥35,432 million ($335,244 thousand) at "Intersegment"), operating costs and expenses decreased by ¥49,923 million ($472,353 thousand).

This change in definition, however, has no effect on operating profit.

(Year ended March 31, 2003)
According to the change in the basis of dividing business segments performed in the year ended March 31, 2002, sales of the "Urban development" segment decreased by ¥7,453 million, operating costs and expenses decreased by ¥8,218 million, operating profit increased by ¥765 million, depreciation of identifiable assets decreased by ¥1,929 million, capital expenditure of identifiable assets decreased by ¥382 million.

Sales of the "Other businesses" segment increased by ¥7,453 million, operating costs and expenses increased by ¥8,218 million operating profit decreased by ¥765 million, depreciation of identifiable assets increased by ¥1,929 million, capital expenditure of identifiable assets increased by ¥382 million.

(2) Overseas Sales

Overseas sales, which include export sales of Nippon Steel Corporation and its domestic subsidiaries and sales (other than exports to Japan) recorded by foreign subsidiaries, are as follows;

	Millions of yen		Thousands of dollars
	2004	2003	*2004*
Overseas sales	¥ 658,236	¥ 611,129	*$ 6,227,989*
Consolidated net sales	2,925,878	2,749,306	*27,683,592*
Overseas sales as proportion of consolidated net sales	22.5%	22.2%	*22.5%*

Note: Neither sales nor identifiable assets of overseas consolidated subsidiaries are of significant materiality (domestic sales and identifiable assets are more than 90% of consolidated sales and consolidated total assets) and therefore, geographical segment information is not presented.

14.Securities

(Year ended March 31, 2004)
Information regarding marketable securities and investments in securities at March 31, 2004 is as follows;

(1) Held -to-maturity debt securities with available market quotations are summarized as follows;

	Millions of yen		
	2004		
	Carrying amount	Current price	Unrealized gain (loss)
Other	¥209	¥210	¥0
Total	¥209	¥210	¥0

	Thousands of dollars		
	2004		
	Carrying amount	Current price	Unrealized gain (loss)
Other	*$1,986*	*$1,988*	*$1*
Total	*$1,986*	*$1,988*	*$1*

(2) Available-for-sale securities with available market quotation are summarized as follows:

	Millions of yen		
	2004		
	Cost	Carrying amount	Unrealized gain (loss)
Available-for-sale securities whose carrying amounts on the balance sheet are in excess of the related cost;			
Corporate shares	¥140,428	¥341,832	¥201,404
Bonds and debentures			
Government bonds and municipal bonds	59	60	0
Debentures	666	721	54
Other	25,449	43,406	17,957
Subtotal	¥166,603	¥386,020	¥219,416
Available-for-sale securities whose carrying amounts on the balance sheet are less than the related cost;			
Corporate shares	¥29,634	¥28,453	¥(1,180)
Other	447	335	(112)
Subtotal	¥30,082	¥28,788	¥(1,293)
Total	¥196,686	¥414,809	¥218,123

	Thousands of dollars		
	2004		
	Cost	Carrying amount	Unrealized gain (loss)
Available-for-sale securities whose carrying amounts on the balance sheet are in excess of the related cost;			
Corporate shares	$1,328,679	$3,234,292	$1,905,612
Bonds and debentures			
Government bonds and municipal bonds	565	572	7
Debentures	6,306	6,825	518
Other	240,791	410,695	169,903
Subtotal	1,576,343	3,652,385	2,076,041
Available-for-sale securities whose carrying amounts on the balance sheet are less than the related cost;			
Corporate shares	$ 280,390	$ 269,216	$ (11,174)
Other	4,237	3,171	(1,066)
Subtotal	284,627	272,387	(12,240)
Total	$1,860,970	$3,924,772	$2,063,801

(3) Available-for-sale securities sold in the year ended March 31, 2004

Millions of yen		
2004		
Amount of sales	Gain on sales	Loss on sales
¥29,713	¥7,261	¥(2,465)

Thousands of dollars		
2004		
Amount of sales	Gain on sales	Loss on sales
$281,134	$68,703	$(23,330)

(4) Securities without any available market quotation are summarized as follows;

	Millions of yen
	2004
Held-to-maturity debt securities	¥ 3
Available-for-sale securities	
Shares of private companies, etc.	47,066
Money management funds, etc.	279

	Thousands of dollars
	2004
Held-to-maturity debt securities	$ 29
Available-for-sale securities	
Shares of private companies, etc.	445,324
Money management funds, etc.	2,649

(5) Details of the maturity dates of available-for-sale debt securities and held-to-maturity debt securities are as follows;

	Millions of yen			
	2004			
	Due within 1 year	Due in 1 to 5 years	Due in 5 to 10 years	Due after 10 years
Bonds and debentures;				
Government bonds and municipal bonds	¥ 54	¥ 91	¥82	¥—
Debentures	—	700	—	—
Other	103	105	—	—
Other	88	78	—	—
Total	¥246	¥974	¥82	¥—

	Thousands of dollars			
	2004			
	Due within 1 year	Due in 1 to 5 years	Due in 5 to 10 years	Due after 10 years
Bonds and debentures;				
Government bonds and municipal bonds	$ 518	$ 864	$ 783	$ —
Debentures	—	6,623	—	—
Other	975	993	—	—
Other	837	743	—	—
Total	$ 2,331	$ 9,224	$ 783	$ —

(Year ended March 31, 2003)
Information regarding marketable securities and investments in securities at March 31, 2003 is as follows;

(1) Held -to-maturity debt securities with available market quotations are summarized as follows;

	Millions of yen		
	2003		
	Carrying amount	Current price	Unrealized gain (loss)
Other	¥313	¥314	¥1
Total	¥313	¥314	¥1

(2) Available-for-sale securities with available market quotation are summarized as follows;

	Millions of yen		
	2003		
	Cost	Carrying amount	Unrealized gain (loss)
Available-for-sale securities whose carrying amounts on the balance sheet are in excess of the related cost;			
Corporate shares	¥81,215	¥136,581	¥55,365
Bonds and debentures			
Government bonds and municipal bonds	60	62	1
Debentures	10,675	10,711	35
Other	25,402	27,453	2,051
Subtotal	¥117,354	¥174,809	¥57,454
Available-for-sale securities whose carrying amounts on the balance sheet are less than the related cost;			
Corporate shares	¥114,336	¥93,867	¥(20,469)
Bonds and debentures			
Debentures	17	17	(0)
Other	453	196	(257)
Subtotal	¥114,808	¥94,081	¥(20,726)
Total	¥232,162	¥268,890	¥36,727

(3) Available-for-sale securities sold in the year ended March 31, 2003

Millions of yen		
2003		
Amount of sales	Gain on sales	Loss on sales
¥18,267	¥4,718	¥(3,534)

(4) Securities without any available market quotation are summarized as follows:

	Millions of yen
	2003
Held-to-maturity debt securities	¥ 13
Available-for-sale securities	
Shares of private companies, etc.	38,636
Money management funds, etc.	822

(5) Details of the maturity dates of available-for-sale debt securities and held-to-maturity debt securities are as follows;

	Millions of yen			
	2003			
	Due within 1 year	Due in 1 to 5 years	Due in 5 to 10 years	Due after 10 years
Bonds and debentures;				
Government bonds and municipal bonds	¥44	¥102	¥101	¥ —
Debentures	10	750	—	—
Other	148	190	—	—
Other	—	—	—	—
Total	¥202	¥1,044	¥101	¥ —

15. Retirement Benefits

NIPPON STEEL operates four defined benefit retirement plans which consist of a welfare employee pension fund plan, a tax-qualified pension scheme, a defined benefits enterprise pension plan and a lump-sum retirement payment plan.

NIPPON STEEL may pay special retirement allowances on voluntary retirement which are not included in the projected benefit obligations.

In addition to the above, certain domestic consolidated subsidiaries operate a defined contribution pension plan.

Projected benefit obligations as of March 31, 2004 and 2003 are analyzed as follows:

	Millions of yen		*Thousands of dollars*
	2004	2003	*2004*
Projected benefit obligations	¥(632,108)	¥(646,506)	*$(5,980,778)*
Plan assets	456,153	391,223	*4,315,955*
Accrued pension and severance costs	112,797	110,109	*1,067,250*
Prepaid pension cost	(78,420)	(74,449)	*(741,989)*
Balance	(141,578)	(219,623)	*(1,339,561)*
Consisting of:			
Unrecognized balance of the transition obligation	(6,904)	(11,630)	*(65,330)*
Unrecognized actuarial differences	(147,913)	(222,156)	*(1,399,503)*
Unrecognized balance of prior service costs*2	13,239	14,162	*125,271*
	(141,578)	(219,623)	*(1,339,561)*

*1 For 2003, all companies which used a welfare pension plan obtained governmental approval for exemption from the obligation for benefits related to future employee services. The detailed information of this exemption is described in Note 2 (12).

*2 Due to decrease in the expected rate and annuity benefit ratio used in the tax-qualified pension scheme and welfare pension plan for Nippon Steel Corporation and certain consolidated subsidiaries, the unrecognized balance of prior service costs had arisen.

*3 The projected benefit obligations for certain consolidated subsidiaries are determined by the simplified method permitted by the new standard.

The net pension expense relating to retirement benefits for the year ended March 31, 2004 and 2003 is as follows:

	Millions of yen		Thousands of dollars
	2004	2003	2004
Service costs*2, 4	¥16,259	¥17,856	*$153,838*
Interest costs	13,536	14,267	*128,076*
Expected return on plan assets	(6,880)	(8,164)	*(65,098)*
Amortization of transition obligation	4,597	5,042	*43,495*
Amortization of actuarial differences	19,144	12,433	*181,139*
Amortization of prior service costs*3	(1,635)	(1,362)	*(15,477)*
Net pension expense	45,021	40,072	*425,974*
Loss (gain) on relinquishment of entrusted portion of the pension fund*5	495	(443)	*4,692*
Other*6	249	—	*2,355*
	45,766	39,628	*433,023*

*1 In addition to the net pension expense above, special benefits for early retirement of ¥11,121 million ($105,227 thousand) were paid for the year ended March 31, 2004, ¥10,777 million ($101,969 thousand) of which was recorded as a special loss, and ¥10,336 million was paid for the year ended March 31, 2003, ¥10,136 million of which was recorded as a special loss.

*2 This amount excludes contributions to welfare pension plans made by employees.

*3 This amount represents amortization of prior service costs.

*4 All pension expenses except amortization of the transition obligation of consolidated subsidiaries, for which the simplified method permitted by the new standard is applied, are included in "Service costs".

*5 In conjunction with relinquishment of the substitutional portion of the welfare pension plan, a one-time amortization of the actuarial difference of the plan assets of ¥495 million ($ 4,691 thousand) was charged as a special loss for the year ended March 31, 2004.

*6 This amount represents payments for defined contribution pension plans.

Assumptions used in the calculation of the above information are as follows:

	As of March 31,2004		As of March 31,2003	
Method of attributing the projected benefits to periods of service	Mainly straight-line basis		Mainly straight-line basis	
Discount rate	1.5%–3.1%	(mainly 2.1%)	1.5%–3.1%	(mainly 2.1%)
Expected rate of return on plan assets	0.0%–4.0%	(mainly 2.1%)	0.0%–4.0%	(mainly 2.1%)
Amortization of unrecognized prior service cost*1	1–14years	(mainly 14years)	1–14years	(mainly 14years)
Amortization of unrecognized actuarial differences*2	1–15years	(mainly 14years)	1–15years	(mainly 14years)
Amortization of transition obligation*3	1–15years		1–15years	

*1 Amortized on a straight-line basis over a period of time within the average remaining service period for the employees in service.

*2 Amortized on a straight-line basis over a period of time within the average remaining service period for the employees in service starting from the next year.

*3 Amortized in one amount at the year ended March 31, 2001 for Nippon Steel Corporation and certain consolidated subsidiaries, and over 5 years for the remaining entities.

16. Information on Derivatives

NIPPON STEEL utilizes derivative financial instruments, which are comprised principally of foreign exchange forward contracts, interest rate and currency swap agreements and nickel future contracts, to reduce its exposure to market risks from fluctuations in foreign currency exchange, interest rates and the price of nickel. NIPPON STEEL does not hold or issue derivative financial instruments for trading purposes.

Although NIPPON STEEL may be exposed to losses in the event of nonperformance by counter parties or fluctuations of interest rates, currency prices and the price of nickel, it does not anticipate significant losses because all of the counter parties are trading companies or financial institutions with high credit ratings and the use of derivatives is limited to hedging purposes as described above.

All derivative financial instruments held by Nippon Steel, are for hedging purposes and recognized at fair value on the consolidated balance sheets, except for interest swaps applying the "exceptional" method and forward exchange contracts applying the "assigning" method, and therefore disclosure of detailed information for derivatives is not required.

17. Related Party Transactions

Transactions of Nippon Steel Corporation with its directors are as follows;
(Year ended March 31, 2004)

(a) Name of Director (b) Title of related parties (c) Equity ownership percentage of Nippon Steel Corp.	Millions of yen: Transactions made during the year ended March 31, 2004		Millions of yen: Resulting account balances		Thousands of dollars: Transactions made during the year ended March 31, 2004	Thousands of dollars: Resulting account balances	Notes
	Description of transactions	Amounts	Account	Amounts	Amounts	Amounts	
(a) Akira Chihaya [Representative Director and President of Nippon Steel Corp.]	Contribution	¥196	—	—	*$1,854*	—	*(1)*
(b) Chairman of The Nippon Steel Arts Foundation	Acceptance of maintenance of Kioi Hall	1	Notes and accounts receivable	1	*16*	*16*	*(2)*
(c) 0.0%	Acceptance of repair work of Kioi Hall	1	—	—	*11*	—	*(2)*
(a) Josei Ito [Corporate Auditor of Nippon Steel Corp.] (b) Representative Director and Chairman of the Board of Directors of Nippon Life Insurance Company (c) 0.0%	Borrowing long-term loans	¥2,000	Long-term loans	¥2,000	*$18,923*	*$18,923*	*(3)*

Notes:
(1) The amount of the contribution was determined considering the planned activities of the Foundation and the need for social contributions and the results of operation of Nippon Steel Corporation.
(2) The terms and conditions applicable to the above transactions have been determined on an arm's-length basis and by reference to normal market price levels.
(3) The interest rate was determined considering market interest rates. The repayment term was 7 years, and original principal will be repaid as a lump-sum at the maturity date. No guarantee was set up by Nippon Steel Corporation.

(Year ended March 31, 2003)

(a) Name of Director (b) Title of related parties (c) Equity ownership percentage of Nippon Steel Corp.	Millions of yen: Transactions made during the year ended March 31, 2003		Millions of yen: Resulting account balances		Notes
	Description of transactions	Amounts	Account	Amounts	
(a) Akira Chihaya [Representative Director and President of Nippon Steel Corp.]	Contribution	¥277	—	—	*(1)*
(b) Chairman of The Nippon Steel Arts Foundation (c) 0.0%	Acceptance of maintenance of Kioi Hall	2	—	—	*(2)*

Notes:
(1) The amount of the contribution was determined generally considering the planned activities of the Foundation and the need for social contributions and the results of operation of Nippon Steel Corporation.
(2) The terms and conditions applicable to the above transactions have been determined on an arm's length basis and by reference to normal market price levels.

18. Subsequent Events

(Year ended March 31, 2004)

1. Share exchange

At the meeting of the Board of Directors held on April 28, 2004, Nippon Steel Corporation approved making Nittetsu Steel Sheet Corporation ("Nittetsu Steel Sheet"), Nittetsu Steel Pipe Co., Ltd. ("Nittetsu Steel Pipe") and Nippon Steel Metal Products Co., Ltd. ("Nippon Steel Metal Products"), wholly-owned subsidiaries of Nippon Steel Corporation through a share exchange on July 31, 2004.

(1) Share exchange schedule

June 25, 2004	Shareholders meeting to approve the share exchange agreement (Each company of Nittetsu Steel Sheet Corporation, Nittetsu Steel Pipe and Nippon Steel Metal Products)
July 30, 2004	Last day of share certificate submission period (Each company of Nittetsu Steel Sheet Corporation, Nittetsu Steel Pipe and Nippon Steel Metal Products)
July 31, 2004	Effective date of the share exchange

Notes:

*1 Nippon Steel Corporation will perform the share exchanges with each of subsidiaries without the approval of its shareholders, pursuant to the provisions of Clause 1 of Article 358 of the Commercial Code of Japan.

*2 Each procedures of share exchanges between Nippon Steel Corporation and subsidiaries may perform portionly.

(2) Share exchange ratio

	Nippon Steel Corporation	Nittetsu Steel Sheet	Nittetsu Steel Pipe	Nippon Steel Metal Products
Share exchange ratio	1	1.095	0.646	1.679

If there are any material changes in any of the various conditions upon which the share exchange ratio shown above was determined, Nippon Steel Corporation and each subsidiaries may decide to amend the ratio.

Notes:

*1 Allotment of shares:
For each share of each subsidiary, except for the shares which Nippon Steel Corporation possesses, the share exchange ratio shown above of Nippon Steel Corporation shall be allotted.

*2 Number of shares to be issued upon the share exchange:
No additional shares will be issued by Nippon Steel Corporation. 62,979,951 shares of treasury stock of Nippon Steel Corporation will be used.

*3 There is no additional money to be transferred for the share exchange.

2. Purchase of treasury stock

Pursuant to the provisions set forth in Article 210 of the Commercial Code of Japan, Nippon Steel Corporation purchased treasury stock from the market based on the approval of shareholders' meeting held on June 26, 2003 up to a ceiling of 500 million shares amounting to ¥60 billion ($567,697 thousand).

During the purchasing period from April 30, 2004 to May 24, 2004, Nippon Steel Corporation purchased treasury stock as follows.

a. Category of purchased shares
Nippon Steel Corporation's common stock

b. Number of purchased shares
72,564,000 shares

c. Amount of purchased shares
¥15,999,945,000 ($151,385 thousand)

d. Process of purchase
Purchased from the Tokyo Stock Market

(Year ended March 31, 2003)

1. At the meeting of the Board of Directors held on April 25, 2003, Nippon Steel Corporation approved making Nippon Steel Chemical Co., Ltd.
("Nippon Steel Chemical", a consolidated subsidiary) a wholly-owned subsidiary of Nippon Steel Corporation through a share exchange on July 29, 2003.

(1) Share exchange schedule

June 24, 2003	Shareholders meeting to approve the share exchange agreement (Nippon Steel Chemical)
July 28, 2003	Last day of share certificate submission period (Nippon Steel Chemical)
July 29, 2003	Effective date of the share exchange

Notes: Nippon Steel Corporation will perform the share exchange with Nippon Steel Chemical without the approval of its shareholders, pursuant to the provisions of Clause 1 of Article 358 of the Commercial Code of Japan.

(2) Share exchange ratio

	Nippon Steel Corporation	Nippon Steel Chemical
Share exchange ratio	1	1.059

If there are any material changes in any of the various conditions upon which the share exchange ratio shown above was determined, Nippon Steel Corporation and Nippon Steel Chemical may decide to amend the ratio.

Notes:

*1 Allotment of shares:
For each share of Nippon Steel Chemical, except for the shares which Nippon Steel Corporation possesses, 1.059 shares of Nippon Steel Corporation shall be allotted.

*2 Number of shares to be issued upon the share exchange:
No additional shares will be issued by Nippon Steel Corporation. 100,058,612 shares of treasury stock of Nippon Steel Corporation will be used.

(3) There is no additional money to be transferred for the share exchange.

2. At the meeting of the Board of Directors held on May 23, 2003, Nippon Steel Corporation resolved that all stocks of Wacker NSCE Corporation owned by Nippon Steel Corporation (45% of the outstanding shares of Wacker NSCE Corporation) be sold to Wacker-Chemie GmbH.
As a result, the special loss will amount to approximately ¥500 million ($4,159 thousand) ,while contingent liabilities will decrease by approximately ¥5,400 million ($45,000 thousand) in the year ended March 31, 2004.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Nippon Steel Corporation

We have audited the accompanying consolidated balance sheets of Nippon Steel Corporation and its subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nippon Steel Corporation and its subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 18 to the consolidated financial statements, at the meeting of the Board of Directors held on April 25, 2003, Nippon Steel Corporation approved making Nippon Steel Chemical Co., Ltd. a wholly-owned subsidiary of Nippon Steel Corporation through a share exchange and, at the meeting of the Board of Directors held on May 23, 2003, Nippon Steel Corporation resolved that all stocks of Wacker NSCE Corporation owned by Nippon Steel Corporation (45% of the outstanding shares of Wacker NSCE Corporation) be sold to Wacker-Chemie GmbH.

As discussed in Note 18 to the consolidated financial statements, Nippon Steel Corporation entered into an agreement as making Nittetsu Steel Sheet Corporation, Nittetsu Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd. wholly-owned subsidiaries of Nippon Steel Corporation through a share exchange, and purchased treasury stocks for the period from April 30, 2004 to May 24, 2004.

As discussed in Note 2(17) to the consolidated financial statements, effective for the year ended March 31, 2004, Nippon Steel Corporation and its subsidiaries changed their accounting policy for impairment of fixed assets.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
June 25, 2004

Non-Consolidated Balance Sheets

Nippon Steel Corporation
As of March 31, 2004 and 2003

File No. 82-5175

	Millions of yen		Thousands of dollars
	2004	2003	2004
ASSETS			
Current assets:			
Cash and bank deposits	¥ 17,188	¥ 7,278	$ 162,635
Receivables:			
Notes receivable	3,817	4,461	36,122
Accounts receivable - trade	197,569	164,456	1,869,327
Accounts receivable	48,175	47,210	455,820
Less: Allowance for doubtful accounts	(2,682)	(1,248)	(25,379)
	246,880	214,880	2,335,890
Inventories	338,101	376,752	3,198,994
Deferred tax assets	19,600	2,400	185,448
Other	122,498	138,876	1,159,033
Total current assets	744,269	740,187	7,042,002
Fixed assets:			
Tangible fixed assets:			
Buildings and structures	1,076,779	1,114,502	10,188,097
Machinery and equipment	3,717,995	3,829,738	35,178,306
	4,794,775	4,944,240	45,366,403
Less: Accumulated depreciation	(3,926,412)	(3,995,059)	(37,150,276)
	868,362	949,181	8,216,126
Land	201,257	231,316	1,904,220
Construction in progress	61,595	47,956	582,793
	1,131,215	1,228,455	10,703,141
Intangible fixed assets:			
Goodwill	—	60	—
Patents and utility rights	1,457	1,214	13,788
Software	429	2,233	4,066
	1,887	3,507	17,855
Investments and others:			
Investments in securities	404,960	270,434	3,831,585
Investments in subsidiaries and affiliates	343,115	312,289	3,246,428
Other	31,034	42,062	293,639
Less: Allowance for doubtful accounts	(4,127)	(8,238)	(39,056)
	774,982	616,547	7,332,596
Total fixed assets	1,908,084	1,848,510	18,053,593
Total assets	¥2,652,353	¥2,588,698	$25,095,595

	Millions of yen		Thousands of dollars
	2004	2003	2004
LIABILITIES			
Current liabilities:			
Short-term loans and long-term loans	¥ 106,776	¥ 225,646	$ 1,010,276
due within one year	50,000	30,000	473,081
Bonds and notes due within one year	98,729	—	934,137
Convertible bonds due within one year	31,000	20,000	293,310
Commercial paper			
Payables:			
Notes payable	2,777	3,975	26,275
Accounts payable - trade	161,920	157,483	1,532,030
Accounts payable	63,836	60,114	604,000
	228,534	221,573	2,162,306
Accrued income taxes and enterprise taxes	35,810	245	338,828
Accrued expenses	230,106	253,141	2,177,184
Advances received	21,003	26,373	198,726
Other	8,125	4,485	76,883
Total current liabilities	810,085	781,466	7,664,736
Long-term liabilities:			
Bonds and notes	330,000	340,000	3,122,338
Convertible bonds	—	98,729	—
Long-term loans	459,367	473,834	4,346,363
Deferred tax liabilities	57,300	—	542,151
Accrued pension and severance costs	60,806	67,952	575,331
Reserve for repairs to blast furnaces	48,147	48,385	455,555
Allowance for loss on guarantees	38,292	61,300	362,314
Other	3,253	3,258	30,785
Total long-term liabilities	997,168	1,093,459	9,434,839
Total liabilities	1,807,254	1,874,926	17,099,575
SHAREHOLDERS'EQUITY			
Common stock:			
Authorized—9,917,077,000 shares			
Issued and outstanding—			
6,806,980,977 shares			
as of March 31, 2004 and 2003	419,524	419,524	3,969,391
Additional paid-in capital	105,820	105,518	1,001,232
Special tax-purpose reserve	98,321	101,432	930,284
Retained earnings	110,955	86,652	1,049,823
Unrealized gains on			
available-for-sale securities	116,644	20,039	1,103,643
Less: Treasury stock, at cost	(6,167)	(19,395)	(58,355)
Total shareholders' equity	845,099	713,772	7,996,019
Total liabilities and shareholders' equity	¥2,652,353	¥2,588,698	$25,095,595

Non-Consolidated Statements of Income

File No. 82-5175

Nippon Steel Corporation
Years ended March31, 2004 and 2003

	Millions of yen		Thousands of dollars
	2004	2003	2004
Operating revenues:			
Net sales	¥1,861,829	¥1,789,706	$17,615,945
Operating costs and expenses:			
Cost of sales	1,535,676	1,537,331	14,530,010
Selling, general and administrative expenses	163,185	160,095	1,544,003
	1,698,862	1,697,426	16,074,014
Operating profit	162,966	92,279	1,541,931
Non-operating profit and loss:			
Non-operating profit:			
Interest and dividend income	8,541	10,085	80,815
Miscellaneous	6,675	6,608	63,160
	15,216	16,694	143,976
Non-operating loss:			
Interest expenses	17,776	21,996	168,192
Miscellaneous	42,728	38,618	404,281
	60,504	60,614	572,474
Ordinary profit	117,678	48,359	1,113,433
Special profit and loss:			
Special profit:			
Gain on sales of tangible fixed assets	—	6,588	—
Gain on sales of investments in securities and investments in subsidiaries and affiliates	5,714	24,357	54,070
	5,714	30,946	54,070
Special loss:			
Loss on disposal of tangible fixed assets and other assets	820	—	7,763
Loss on impairment of fixed assets	34,283	—	324,381
Loss on valuation of investments in securities	2,204	41,295	20,854
Special retirement allowances for voluntary retirement	7,933	7,957	75,066
Industrial water obligation fee	3,649	—	34,533
Loss on accidents at works	4,377	—	41,422
Loss on the integration of stainless-steel business	6,492	—	61,429
Provision for allowance for loss on guarantees	12,346	61,300	116,820
	72,109	110,553	682,272
Income (loss) before income taxes and minority interest	51,284	(31,247)	485,232
Income taxes - current	37,500	900	354,811
Income taxes - deferred	(17,400)	(11,700)	(164,632)
Net income (loss)	¥ 31,184	¥ (20,447)	$ 295,053
Per share (stated in yen and in dollars):			
Net income (loss)	¥4.62	(¥3.02)	$0.044
Cash dividends applicable to the year	¥1.50	¥1.50	$0.014
Weighted average number of shares outstanding (in thousands)	6,736,038	6,748,835	

Non-Consolidated Statements of Shareholders' Equity

Nippon Steel Corporation
Years ended March31, 2004 and 2003

File No. 82-5175

	Thousands	Millions of yen					
	Number of shares of common stock	Common stock	Additional paid-in capital	Legal reserve	Special tax-purpose reserve	Voluntary reserve	Retained earnings
Balance at March 31, 2002	6,806,981	¥419,524	¥105,518	¥99,302	¥107,016	¥20,000	¥ (7,575)
Net loss for the year ended March 31, 2003		—	—	—	—	—	(20,447)
Year-end cash dividends		—	—	—	—	—	(10,210)
Transfer to legal reserve		—	—	(99,302)	—	—	99,302
Transfer to special tax–purpose reserve		—	—	—	(5,583)	—	5,583
Transfer to voluntary reserve		—	—	—	—	(20,000)	20,000
Balance at March 31, 2003	6,806,981	¥419,524	¥105,518	¥ —	¥101,432	¥ —	¥ 86,652
Net income for the year ended March 31, 2004		—	—	—	—	—	31,184
Year-end cash dividends		—	—	—	—	—	(9,991)
Transfer to legal reserve		—	—	—	—	—	—
Transfer to special tax-purpose reserve		—	—	—	(9,913)	—	9,913
Transfer to voluntary reserve		—	—	—	6,802	—	(6,802)
Effect of share exchange, etc.		—	301	—	—	—	—
Balance at March 31, 2004	6,806,981	¥419,524	¥105,820	¥ —	¥ 98,321	¥ —	¥110,955

	Thousands	*Thousands of dollars*					
Balance at March 31, 2003	6,806,981	*$3,969,391*	*$998,376*	*$ —*	*$959,720*	*$ —*	*$819,872*
Net income for the year ended March 31, 2004		—	—	—	—	—	*295,053*
Year–end cash dividends		—	—	—	—	—	*(94,538)*
Transfer to legal reserve		—	—	—	—	—	—
Transfer to special tax–purpose reserve		—	—	—	*(93,796)*	—	*93,796*
Transfer to voluntary reserve		—	—	—	*64,360*	—	*(64,360)*
Effect of share exchange, etc.		—	*2,855*	—	—	—	—
Balance at March 31, 2004	6,806,981	*$3,969,391*	*$1,001,231*	*$ —*	*$930,284*	*$ —*	*$1,049,823*

Principal Subsidiaries and Affiliates (as of March 31, 2004)

File No. 82-5175

Consolidated Subsidiaries (259 companies)

Companies	Voting right percentage	Paid-in Capital (¥ million)	Main lines of business (manufacturing/sales and other operations)
Steelmaking and Steel Fabrication (169 companies)			
Nittetsu Steel Sheet Corporation	57.8	11,019	Galvanized steel sheet, color galvanized steel sheet, surface-treated steel sheet, construction material
Hokkai Iron & Coke Co., Ltd.	80.0	9,255	Pig iron, blast-furnace slag, coke
Osaka Steel Co., Ltd.	61.7	8,769	Shapes, deformed bars, fabricated products, billets
Nippon Steel Metal Products Co., Ltd.	83.6	5,912	Structural materials for buildings and civil engineering work, prepainted galvanized sheets, steelmaking fluxes and CC powders
Nippon Steel & Sumikin Stainless Steel Corporation	80.0	5,000	Stainless steel
Nittetsu Steel Pipe Co., Ltd.	57.0	3,497	Small-diameter pipe and tubes, lining/coating
Nippon Steel Logistics Co., Ltd.	59.7	2,238	Marine and land transportation, warehousing
Nippon Steel Shipping Co., Ltd.	76.0	2,227	Marine transportation
Nippon Steel Welding Products & Engineering Co., Ltd.	68.2	2,200	Welding materials and apparatuses
Nippon Steel Drum Co., Ltd.	55.3	1,654	Drums
Nippon Steel Blast Furnace Slag Cement Co., Ltd.	100.0	1,500	Cement, slag products
Nittetsu Cement Co., Ltd.	85.0	1,500	Cement
Nittetsu Elex Co., Ltd.	90.3	1,032	Electrical instrumentation apparatuses
Nippon Steel Transportation Co., Ltd.	87.8	500	Marine and land transportation, loading/unloading
Nippon Steel U.S.A., Inc.	100.0	US$22 million	Investment in U.S. companies, information collection
Nippon Steel Australia Pty. Limited	100.0	A$21 million	Participation in mine development in Australia
Siam Nippon Steel Pipe Co., Ltd.	60.8	THB779 million	Machine structural ERW pipe and tubes
152 other companies			
Engineering and Construction (18 companies)			
Urban Development (13 companies)			
Nippon Steel City Produce, Inc.	100.0	5,750	Real estate
12 other companies			
Chemicals and Nonferrous Materials (25 companies)			
Nippon Steel Chemical Co., Ltd.	100.0	5,000	Coke, chemical products
Yutaka Electric Mfg. Co., Ltd.	100.0	1,250	Power supply equipment for electronics equipment, transformers
23 other companies			
System Solutions (11 companies)			
NS Solutions Corporation	72.2	12,952	Engineering and consulting services pertaining to computer systems
10 other companies			

Companies	Voting right percentage	Paid-in capital (¥ million)	Main lines of business (manufacturing/sales and other operations)
Services and Others (23 companies)			
Nittetsu Finance Co., Ltd.	100.0	1,000	Finance and lending operations
Sunvenus Takarazuka Co., Ltd.	100.0	775	Management of private homes for senior citizens
Nittetsu Kagoshima Geothermal Co., Ltd.	70.0	700	Geothermal steam for power generation
Nippon Steel International Finance PLC	100.0	US$10 million	Capital procurement and operations in the Euromoney market
Nippon Steel Southeast Asia Pte. Ltd.	100.0	SG$16 million	Investment in Asian companies, information collection
Space World, Inc.	46.0	2,000	Operation of space-oriented training facilities and exhibition booths, amusement facilities
17 other companies			

Affiliates Accounted for by the Equity Method (73 companies)

Companies	Voting right percentage	Paid-in capital (¥ million)	Main lines of business (manufacturing/sales and other operations)
Nichia Steel Works, Ltd.	24.5	8,604	Wire products, bolts, prepainted galvanized sheets
Japan Casting & Forging Corporation	42.0	6,000	Castings, forgings, ingots, blooms
Krosaki Harima Corporation	45.6	5,537	Refractories, refractory construction
Taihei Kogyo Co., Ltd.	38.0	5,468	Civil engineering work, building construction, machinery and equipment
Geostr Corporation	26.1	3,352	Concrete products for building construction and civil engineering work
Daiwa Can Company	33.4	2,400	Metal, plastics and paper containers
Seitetsu Unyu Co., Ltd.	30.5	2,000	Marine and land transportation, loading/unloading
Sanko Metal Industrial Co., Ltd.	17.3	1,980	Metal roofs, building materials
Suzuki Metal Industry Co., Ltd.	22.2	1,200	Wire products
Sanyu Co., Ltd.	17.4	1,028	Cold-finished bars, cold-heading wire
The Siam United Steel (1995) Company Limited	36.3	THB9,000 million	Refractories
Guangzhou Pacific Tinplate Co., Ltd.	27.3	US$36 million	Tinplate
Nippon Steel Trading Co., Ltd.	39.1	8,750	Trading of iron and steel, nonferrous metals, machinery and raw materials
Kyushu Oil Company Limited	36.0	6,300	Petroleum refining, sale of petroleum products
Tetra Co., Ltd.	22.9	2,251	Civil engineering work, block business
58 other companies			

NIPPON STEEL CORPORATION
6-3, Otemachi 2-chome, Chiyoda-ku
Tokyo 100-8071, Japan
Phone: 81-3-3242-4111
Telefax: 81-3-3275-5607 to 5609

NIPPON STEEL U.S.A., INC.
New York Office
780 Third Avenue, 34th Floor
New York, N.Y. 10017, U.S.A.
Phone: 1-212-486-7150
Telefax: 1-212-593-3049

NIPPON STEEL U.S.A., INC.
Chicago Office
900 North Michigan Avenue
Suite 1820, Chicago, Illinois 60611, U.S.A.
Phone: 1-312-751-0800
Telefax: 1-312-751-0345

NIPPON STEEL U.S.A., INC.
Mexico Office
Calle de Ruben Dario 281,
No. 2101, Colonia Bosque de chapultepec, Mexico
D.F.11580, Mexico
Phone: 52-55-5281-6123
Telefax: 52-55-5280-0501

NIPPON STEEL CORPORATION
European Office
Am Seestern 8, 40547 Düsseldorf
Federal Republic of Germany
Phone: 49-211-5306680
Telefax: 49-211-5961163
E-mail: info@nsceurope.de

NIPPON STEEL AUSTRALIA PTY. LIMITED
Sydney Office
Level 24, No.1 York Street, Sydney
N.S.W. 2000, Australia
Phone: 61-2-9252-2077
Telefax: 61-2-9252-2082
E-mail: sydnsc3@nipponsteel.com.au

NIPPON STEEL AUSTRALIA PTY. LIMITED
Perth Office
Level 29, The Forrest Centre, 221 St. George Terrace
Perth, WA 6000, Australia
Phone: 08-9480-3746
Telefax: 08-9481-3177

NIPPON STEEL SOUTHEAST ASIA PTE. LTD.
16 Raffles Quay #35-01, Hong Leong Building
Singapore 048581
Phone: 65-6223-6777
Telefax: 65-6224-4207

NIPPON STEEL CORPORATION
Bangkok Representative Office
Thosapol Land 3 Building, 4th Floor
947 Moo 12 Bangna-Trad Rd., km3 Bangna
Bangkok 10260, Thailand
Phone: 66-2-744-1480
Telefax: 66-2-744-1485

NIPPON STEEL EMPREENDIMENTOS
SIDERÚRGICOS LTDA.
Av. Paulista, 1048-10 andar Conj.101
Bela Vista, São Paulo-SP, CEP 01310-100
Brasil
Phone: 55-11-3371-4040
Telefax: 55-11-3371-4041
E-mail: nses@nsc.com.br

NIPPON STEEL CORPORATION
Beijing Representative Office
8th Floor, Chang Fu Gong Center
Jian Guo Men Wai Da Jie, 100022 Beijing
China
Phone: 86-10-6513-8593
Telefax: 86-10-6513-7197
E-mail: nscbj@public.bta.net.cn

NIPPON STEEL CORPORATION
Shanghai Representative Office
28th Floor, HSBC Tower
101 Yincheng Dong Lu
Pudong New Area, 200120 Shanghai
China
Phone: 86-21-6841-1812
Telefax: 86-21-6841-5529
E-mail: Shanghai@nipponsteel.com.cn

NIPPON STEEL CORPORATION
Guangzhou Representative Office
Room No.1207, The Garden Tower
368 Huanshi Dong Lu, 510064 Guangzhou
China
Phone: 86-20-8386 8178
Telefax: 86-20-8386 7066
E-mail: nscgzo@163.net

Investor Information (as of March 31, 2004)

Nippon Steel Corporation

Head Office
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan

Date of Establishment
March 31, 1970

Common Stock
¥419,524 million

Common Stock: Issued
6,806,980,977 shares

Common Stock: Authorized
9,917,077,000 shares

Transfer Agent
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Phone: 81-3-3323-7111

Number of Shareholders
490,810

URL
http://www.nsc.co.jp

Listings
Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Securities and Sapporo Securities Exchange

Ten Major Shareholders
Japan Trustee Services Bank, Ltd.
The Master Trust Bank of Japan, Ltd.
State Street Bank & Trust Company
Nippon Life Insurance Co.
Trust & Custody Services Bank, Ltd.
Mizuho Corporate Bank, Ltd.
Meiji Yasuda Life Insurance Co..
The Chase Manhattan Bank N.A. London
The Dai-ichi Mutual Life Insurance Co.
The Tokio Marine and Fire Insurance Co., Ltd.

File No. 82-5175

Nippon Steel Corporation

Printed in Japan on recycled paper

News Release

RECEIVED
2004 NOV 17 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nippon steel and BHP Billiton to Consider Strategic Alliance

November 5.2004

Nippon Steel Corporation and BHP Billiton have reached a basic agreement to mutually explore the possibility on strategic alliance through (i) joint venture for development of new mines and expansion of existing iron ore, coking coal, manganese, etc. mines, (ii) combination transport (joint vessel arrangement), and (iii) conducting major joint studies on the utilization of iron ore and coking coal.

Both companies have a solid relationship based on trust from many years of doing business with each other. The companies have entered into this agreement to strengthen their ties and obtain mutual benefits amid the major changes taking place in the steel industry.

Both companies will soon be organizing working teams to select appropriate projects and subjects for joint studies. For the development of new mines and the expansion of existing mines, the companies will consider the possibility of working together globally.

Furthermore, prior to this basic agreement, both companies have already agreed on combination transport between the Pacific and the Atlantic utilizing the vessels in possession of Nippon Steel Shipping Co., Ltd., a consolidated subsidiary of Nippon Steel, as below:

Contents of the Agreement:
1. start of the contract: in the first half of 2005
2. cargo/cargo owner:
Westbound: (East Australian coal to Europe)/BHP Billiton
Eastbound: (mainly Brazilian iron ore to Japan)/Nippon Steel
3. vessels to be used: T.B.N. (including "NSS BONANZA", a 170,000dwt bulker, owned by Nippon Steel Shipping Co., Ltd.)

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

News Release

Re: Definitive agreements signed on acquisition of interests in, and joint development of, the Beasley River mine and the long-term sale and purchase of Yandicoogina iron ore according to the "Basic Agreement on Comprehensive Alliance between Nippon Steel and Rio Tinto;" and a definitive agreement concluded according to the "Basic Agreement on Common Usage of the Robe River Infrastructure with Rio Tinto."

October 29.2004

Nippon Steel Corporation (President: MIMURA Akio) has reached a final agreement with the Rio Tinto Group (headquartered in London and Melbourne, Chief Executive: Leigh Clifford) and others to acquire an interest (28.2%) in, and to jointly develop, the Beasley River deposits owned by Hamersley Iron Pty Limited ("HI"), an Australian iron-ore producer and member of the said Group.

Specifically, Nippon Steel, Mitsui & Co., Ltd. (President: UTSUDA Shoei, "Mitsui"), and Sumitomo Metal Industries, Ltd. (President: SHIMOZUMA Hiroshi, "Sumitomo") will form a partnership named Beasley River Iron Associates ("BRIA", Nippon Steel 60%, Mitsui 20%, Sumitomo 20%); and BRIA and Beasley River Mining Pty Limited ("BRM"), a 100% subsidiary of HI, will participate in the Beasley River Joint Venture (BRIA 47%, BRM 53%).

A definitive contract has also been signed for the long-term sale and purchase of iron ores from the existing Yandi Mine (totaling approximately 150 million tons, FY2004～2025: 7 million tons as the base tonnage, for a term of over 20 years) and support for future expansion of the mine.

The foregoing are the result of Nippon Steel and Rio Tinto's joint studies according to the "Basic Agreement on Comprehensive Alliance" (announced in April 2004). Also according to this basic agreement, both companies have already concluded final agreements on "Combination Transport of Brazilian Iron Ores" (announced in June 2004) and "Acquisition of Interests in Hail Creek Joint Venture (for metallurgical coal) in Australia" (announced in July 2004). Nippon Steel believes these final agreements on iron ores will greatly enhance procurement stability of major raw materials. In the long term, both companies intend to further strengthen their relationship through technical

exchanges to effectively utilize inferior grades of ores, for example. Nippon Steel's acquisition of interests and development investment in the Beasley River mine will be implemented through its wholly-owned subsidiary, Nippon Steel Australia Pty Limited (headquartered in Sydney).

In addition, Nippon Steel, Mitsui and Sumitomo have also reached a final agreement with the Rio Tinto Group on common usage of the infrastructure (rail, port and power plants) respectively owned by Robe River Joint Venture (established by the three Japanese companies through their respective Australian subsidiaries and the Rio Tinto Group) and owned by HI. This agreement has come out of the intensive discussions held among the parties according to the "Basic Agreement on Common Usage of the Robe River Infrastructure with Rio Tinto" (announced in January 2004). Nippon Steel has every confidence that the greater efficiency made possible by the common usage of infrastructure will allow it to better respond to growing iron-ore demand around the world, mainly in China, and in turn contribute to Japan's procurement of iron ores.

News Release

China WISCO Awards Contract to NSC for Coke Dry Quenching (CDQ) Plant

September 29.2004

Nippon Steel Corporation (President MIMURA Akio, NSC) announced that it has been awarded a contract for Coke Dry Quenching (CDQ) plant by Wuhan Iron & Steel (Group) Corporation (WISCO), one of China's leading steel producers.

As of today, NSC has supplied 42 plants of CDQ, and improved and modified 6 plants of CDQ around the world. With the aforementioned performance record, NSC has already acquired the position of world's top supplier of CDQ plants.

In 2003, NSC established a joint venture company in China called "Beijing JC Energy & Environment Engineering Co., Ltd. (BJCEEE)" with Beijing Shougang Design Institute, a competitive Chinese design institute. Now NSC promotes CDQ business in China through BJCEEE.

NSC has made a firm platform for the execution of CDQ projects in China by establishing BJCEEE, which lead WISCO to award this CDQ to NSC this time. Furthermore, NSC has supplied the first CDQ to WISCO successfully as well.

CDQ is a plant, which quenches red-hot coke by circulating non-active gas in its cooling chamber. Merits of the CDQ plant are mainly as follows:

1. Contribution to environmental protection
By virtue of sealed cooling camber, coke dust emission has been reduced to 1% or less as compared with conventional wet type quenching system.
2. Contribution to energy conservation
Sensible heat of red-hot coke can be recovered as steam by boiler equipment and the said steam can be utilized for power generation.
3. Favorable effects on blast furnaces
Coke quenched by CDQ contains much less moisture than that quenched by conventional wet type quenching system and contributes to energy conservation and stable operation of blast furnaces.

Characteristics of NSC's CDQ are firstly, the overall plant is compact due to the improvements made in the charging and discharging facilities of the plant,

and furthermore, the high heat exchange rate of the plant due to the special heat exchanging technology.

In the trend towards environmental protection in China, needs for CDQ and other equipments for energy conservation and environmental protection are dramatically increasing. NSC intends to further promote sales activities in this field including other relative technologies such as Coal Moisture Control (CMC) plants, various recycling plants, etc. to the Chinese market through BJCEEE, meeting the requirements of customers.

Outline of the CDQ plant to be supplied to WISCO this time
・Coke Cooling Capacity: 140t/h
・Output Steam: 83.7t/h
・Power Recovery: 4,665 Kwh (Turbine and Generator to be installed)
・Commencement of Operation: Scheduled to be November, 2005

Profile of Beijing JC Energy &Environment Engineering Co., Ltd. (BJCEEE)
・Registered Capital: 7.5 Million RMB
・Shareholders: Nippon Steel Corporation 60%
Beijing Shougang Design Institute 40%
・Main Directors: Hong Hu (From Beijing Shougang Design Institute)
Takeshi HIOKI (From Nippon Steel Corporation)
・Location of Main Office: Beijing, China
・Purpose: design, manufacturing and sales of CDQ equipment in China

For further information, please contact:

Public Relations Center, General Administrative Division
(Phone: 03-3275-5023)

Marketing Department, Steel Plant Division I
Steel Plant & Environmental Engineering Division
(Phone: 03-3275-6114)

News Release

Signing of a Long-term Coke Transaction Agreement with Mitsui Mining

September 13.2004

Nippon Steel Corporation (president: Akio Mimura; hereinafter "Nippon Steel") and Mitsui Mining Co., Ltd. (president: Taro Yamaho; hereinafter "Mitsui Mining") have signed a long-term agreement under which, essentially, Mitsui Mining will put back into operation a now dormant coke-oven battery (Battery-1A with a capacity of about 500,000 tons/year) to manufacture metallurgical coke, the entire quantity of which will be purchased by Nippon Steel for a period of ten years.

Of the four coke-oven batteries in possession of Mitsui Mining, one (1A) has been out of operation since December 1988, but with the long-term transaction with Nippon Steel as security, Mitsui Mining is going to borrow funds for equipment spending from banks and reactivate Battery-1A to manufacture about 500,000 tons a year of metallurgical coke, selling the entire quantity produced to Nippon Steel. As a result, Mitsui Mining's coke production capacity will expand from about 1.6 million tons/year to about 2.1 million tons/year.

This Agreement is characterized by the reactivation of a dormant facility, making it possible to start production within a comparatively short period of time, and the utilization of existing infrastructure to permit reduction of fixed costs and other expenditures. All this is expected to enable Nippon Steel to secure stable supplies of competitive coke within short lead-times, while doing much to the invigoration of Mitsui Mining's core business of coke manufacture.

Nippon Steel has been purchasing coke from outside, chiefly imported coke. Since last year, problems in both price and quantity have aggravated difficulty in importing coke on a sustained basis, but the long-term arrangement now signed with Mitsui Mining will secure stable procurement.

Nippon Steel and Mitsui Mining, which have already long built up close business relations through the purchase and sale of coke and coke-oven gas, anticipate that the ties will be further reinforced by this transaction.

(Reference) Outline of Battery-1A

- Location: On the premises of the Kitakyushu Plant of Mitsui Mining (Wakamatsu-ku, Kitakyushu City, Fukuoka Prefecture)
- Starting date of operation: January 1973
- Date of suspension of operation: December 1988
- Number of coke ovens: 46
- Production capacity: approx. 500,000 tons/year

Please direct inquiries to: Mr. Nakashima, Public Relations Center, Nippon Steel
Tel: (03) 3275-5023